   As filed with the Securities and Exchange Commission on January 14, 2002

                                                     Registration No. 333-68892
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                              Amendment No. 3 To

                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               -----------------

                             CellStar Corporation
            (Exact name of registrant as specified in its charter)

                               -----------------

         Delaware                   421990                  75-2479727
      (State or other          (Primary Standard               (IRS
       jurisdiction        IndustrialClassification   EmployerIdentification
    ofincorporation or           Code Number)                  No.)
       organization)

CellStar Corporation 1730 Briercroft Court Carrollton, Texas 75006 (972)
                                   466-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

  Elaine Flud Rodriguez Senior Vice President, General Counsel and Secretary
   CellStar Corporation 1730 Briercroft Court Carrollton, Texas 75006 (972)
                                   466-5000
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                         Copies of communications to:
                             William R. Hays, III
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas 75202
                                (214) 651-5000

                               -----------------

   Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the Registration Statement becomes effective.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment, filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                               -----------------




   This Registration Statement shall become effective in accordance with
Section 8(a) of the Securities Act of 1933.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer is not permitted.


                             SUBJECT TO COMPLETION


                            DATED JANUARY 14, 2002

PROSPECTUS
                             CellStar Corporation
                           Exchange Offer for up to
            $150,000,000 Outstanding Aggregate Principal Amount of
                  5% Convertible Subordinated Notes Due 2002


   CellStar Corporation is offering, upon the terms and conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange (the "Exchange Offer"), for each $1,000 principal amount of our currently outstanding 5% Convertible Subordinated Notes due 2002 (CUSIP Nos. 150925AC9, 150925AB1, 150925AA3 and U12623AA9) (the "Existing Subordinated Notes") approximately (i) $366.67 in cash and (ii) at the holder's election one of the following options for all Existing Subordinated Notes held by such holder: (a) $400.94 principal amount of 12% Senior Subordinated Notes due January 2007 (the "Senior Notes") or (b) $320.75 principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002 (the "Senior Convertible Notes") or (c) $400.94 principal amount of Senior Convertible Notes. The Existing Subordinated Notes currently call for the issuance of 36.14 shares of our common stock, par value $0.01 per share, (the "Common Stock"), at a conversion price of $27.668, for each $1,000 principal amount of Existing Subordinated Notes. Subject to the terms and conditions of the Exchange Offer, we will (i) pay up to an aggregate of $55,000,000 in cash and (ii) issue at the holders' election either up to (a) $60,142,000 aggregate principal amount of Senior Notes, or (b) $60,142,000 aggregate principal amount of Senior Convertible Notes in exchange for up to $150,000,000 aggregate principal amount of Existing Subordinated Notes, representing all of the outstanding principal amount of the Existing Subordinated Notes, that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. We will also pay accrued and unpaid interest up to the date of acceptance on Existing Subordinated Notes we accept for exchange. For a more detailed description of the Senior Notes and Senior Convertible Notes we are proposing to issue in the Exchange Offer, please see the sections of this prospectus titled "Description of Senior Notes" and "Description of Senior Convertible Notes." The Exchange Offer is conditioned upon the exchange of a minimum principal amount of $135,000,000 of Existing Subordinated Notes, representing 90% of the outstanding Existing Subordinated Notes. Subject to applicable securities laws and the terms set forth in this prospectus, we reserve the right to waive any and all conditions to the Exchange Offer. We also reserve the right to extend or amend the Exchange Offer, in our sole and absolute discretion. The Exchange Offer is open to all holders of Existing Subordinated Notes, and is subject to customary conditions.


   Our Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST." We expect the Senior Notes and Senior Convertible Notes to trade in the over-the-counter market.

   In connection with the Exchange Offer, we also intend to reduce the number of our issued and outstanding shares of Common Stock. We expect to accomplish this reduction in our Common Stock through a reverse stock split of our issued and outstanding Common Stock on a one-for-five basis. The reverse split will become effective after the closing of the Exchange Offer.


   The Exchange Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on February 12, 2002, unless extended. We do not currently intend to extend the Exchange Offer.


   We urge you to carefully read the "Risk Factors" section beginning on page 16 before you make any investment decision.

   To exchange your Existing Subordinated Notes for cash and either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes:


 . you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent so that the exchange agent receives the letter of transmittal before 5:00 p.m., New York City time, on February 12, 2002; or


 . if your Existing Subordinated Notes are held in book-entry form at The
  Depository Trust Company, you must instruct The Depository Trust Company, through your signed letter of transmittal, that you wish to exchange your Existing Subordinated Notes for cash and either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes. When the Exchange Offer closes, your account at The Depository Trust Company will be changed to reflect your exchange of Existing Subordinated Notes for cash and either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes.

                               TABLE OF CONTENTS


                                                                         Page
                                                                         ----
SUMMARY.................................................................   1
   ABOUT CELLSTAR CORPORATION...........................................   1
   QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER.......................   1
COMPARISON OF EXISTING SUBORDINATED NOTES TO SENIOR NOTES AND
   SENIOR CONVERTIBLE NOTES.............................................   9
DESCRIPTION OF OUR COMMON STOCK.........................................  12
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION..................  13
RISK FACTORS............................................................  16
   RISKS RELATED TO OUR BUSINESS........................................  16
   RISKS RELATED TO THE EXCHANGE OFFER, EXCHANGE NOTES AND COMMON STOCK.  22
USE OF PROCEEDS.........................................................  28
MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK...........................  28
CAPITALIZATION..........................................................  29
RATIO OF EARNINGS TO FIXED CHARGES......................................  30
THE EXCHANGE OFFER......................................................  31
DESCRIPTION OF EXCHANGE NOTES...........................................  41
   DESCRIPTION OF SENIOR NOTES..........................................  41
   DESCRIPTION OF SENIOR CONVERTIBLE NOTES..............................  54
DESCRIPTION OF EXISTING SUBORDINATED NOTES..............................  60
DESCRIPTION OF CAPITAL STOCK............................................  71
OUR BUSINESS............................................................  75
SELECTED HISTORICAL FINANCIAL DATA......................................  83
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.........................................................  84
QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK.................  98
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO EXISTING
  SUBORDINATED NOTE HOLDERS............................................. 100
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO CELLSTAR...... 107
EXPERTS................................................................. 109
FEES AND EXPENSES....................................................... 109
CAUTIONARY STATEMENTS................................................... 109
WHERE YOU CAN FIND MORE INFORMATION..................................... 110

                                    SUMMARY

   The following summary contains basic information about the Exchange Offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes. "The Exchange Offer", "Description of Senior Notes", "Description of Senior Convertible Notes" and "Description of Capital Stock", sections of this prospectus contain more detailed information regarding the terms and conditions of the Exchange Offer, Senior Notes, Senior Convertible Notes and Common Stock. Unless the context clearly implies otherwise the words "we," "our," "ours," and "us" refer to CellStar Corporation and our subsidiaries.

                          ABOUT CELLSTAR CORPORATION

   CellStar Corporation, a Delaware corporation, is making the Exchange Offer. We are a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, North America, Latin America and Europe. We facilitate the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of our markets, we provide activation services that generate new subscribers for our wireless carrier customers. We were formed in 1993 as a Delaware corporation to hold the stock of National Auto Center, Inc., which is now one of our operating subsidiaries. National Auto Center, Inc. was originally formed in 1981 to distribute and install automotive aftermarket products and in 1984 began offering wireless communications products and services.

   Our principal executive offices are located at 1730 Briercroft Court, Carrollton, Texas 75006. Our U.S. telephone number is (972) 466-5000.

   Our Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST." For further information concerning CellStar, please see the section of this prospectus titled "Where You Can Find More Information."

                QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

   Through this prospectus and the enclosed letter of transmittal, we are offering to pay (i) up to an aggregate of $55,000,000 in cash and (ii) issue at the holders' election either up to (a) $60,142,000 aggregate principal amount of Senior Notes or (b) $60,142,000 aggregate principal amount of Senior Convertible Notes in exchange for up to $150,000,000 aggregate principal amount of Existing Subordinated Notes. The following are some of the questions you may have as a holder of Existing Subordinated Notes and answers to those questions. The following summary highlights selected information from this prospectus and may not contain all the information you will need to make a decision regarding whether or not to tender your Existing Subordinated Notes. This prospectus includes specific terms of the Exchange Offer, including a summary description of the terms of the Exchange Offer, a description of the Senior Notes and Senior Convertible Notes we are proposing to issue (and underlying Common Stock) and some financial data. We encourage you to carefully read this prospectus in its entirety, including the discussion of risks and uncertainties affecting our business included in the section of this prospectus titled "Risk Factors" beginning on page 16.

What classes and amounts of securities are sought in the Exchange Offer, and what securities are being offered by CellStar in exchange for my Existing Subordinated Notes?

   We are offering to acquire all of the Existing Subordinated Notes in exchange for up to an aggregate of $55,000,000 in cash, and up to an aggregate of $60,142,000 principal amount of Senior Notes and/or Senior

Convertible Notes. The Senior Notes and the Senior Convertible Notes are sometimes referred to as the "Exchange Notes." We have the right to extend or amend the Exchange Offer in our sole and absolute discretion and the right to terminate the Exchange Offer at any time prior to the expiration date if the conditions to the Exchange Offer are not satisfied. A holder of Existing Subordinated Notes will receive in the Exchange Offer for each $1,000 principal amount of Existing Subordinated Notes tendered one of the following options for all Existing Subordinated Notes held by such holder:

     Amount Tendered            Option (A)          Option (B)(1)          Option (C)
     ---------------            ----------          -------------          ----------
  $1,000 principal amount    $366.67 cash      $366.67 cash             $366.67 cash
  of Existing Subordinated   $400.94 principal $320.75 principal amount $400.94 principal
  Notes                      amount of Senior  of Senior Notes          amount of Senior
                             Notes             $80.19 principal amount  Convertible Notes
                                               of Senior Convertible
                                               Notes
Total amount of
Consideration Received       $767.61           $767.61                  $767.61

--------
(1) Of the aggregate principal amount of Exchange Notes you receive under this option, 80% will be Senior Notes and 20% will be Senior Convertible Notes.

   Notwithstanding the foregoing, we will only issue Exchange Notes in denominations of $1,000 or integral multiples thereof and we will pay cash in lieu of issuing Exchange Notes in denominations less than $1,000.

   The value of the consideration received in exchange for each $1,000 principal amount of Existing Subordinated Notes is subject to change based upon the value of the Senior Notes and Senior Convertible Notes at the time of issuance.

   For more information regarding the terms of the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer."

Have the largest holders of Existing Subordinated Notes indicated whether they will participate in the Exchange Offer?

   Stark Investments, LP, Creedon Capital and Northwestern Mutual Life have all indicated they will tender their bonds in the Exchange Offer. Stark Investments, LP and Northwestern Mutual Life have indicated that they will exchange their Existing Subordinated Notes for cash and Senior Convertible Notes (Option (C)). Creedon Capital has indicated that it will exchange its Existing Subordinated Notes for cash, Senior Notes and Senior Convertible Notes (Option (B)). However, these indications of interest are not legally binding, and these holders could decide not to exchange their Existing Subordinated Notes or could elect another exchange option.

   These three holders own a total of $110,161,000 principal amount, or 73%, of Existing Subordinated Notes.

What are the terms of the Senior Convertible Notes?

   The Senior Convertible Notes are convertible into CellStar's Common Stock at the holder's option at any time prior to maturity, and are mandatorily convertible upon maturity, into one share of Common Stock for each $1.00 principal amount. However, the Senior Convertible Notes cannot be mandatorily converted at maturity as long as we are in default on any indebtedness.

   The Senior Convertible Notes mature in 10 months, are senior to the Existing Subordinated Notes and rank equally with the Senior Notes. The Senior Convertible Notes bear interest at 5% per annum. Interest is payable in either cash or Common Stock at the option of CellStar.

Why is CellStar making the Exchange Offer?

   We do not currently believe that we will be able to refinance or pay off the Existing Subordinated Notes when they mature in October 2002. We experienced significant losses in fiscal 2000. These losses, combined with current adverse capital market and economic conditions and an overall weakness in the telecommunications industry, have adversely affected CellStar's ability to refinance the Existing Subordinated Notes. The Existing Subordinated Notes became a current liability in October 2001, which further adversely affected our balance sheet and our ability to finance our operations.

   For several months, management and our financial advisor, Dresdner Kleinwort Wasserstein, Inc. have been examining alternatives to address the need to refinance the Existing Subordinated Notes. Management and Dresdner Kleinwort Wasserstein believe that it is not feasible at this time for CellStar to effect such a refinancing by raising new money through the issuance of equity or debt securities on terms that would be acceptable to us.

   Since March 2001, management and Dresdner Kleinwort Wasserstein have held informal discussions with Stark Investments, LP, and since September 2001 with Creedon Capital and Northwestern Mutual Life, which collectively hold approximately 73% of the outstanding principal amount of the Existing Subordinated Notes. As a result of these negotiations and the considerations described in the previous paragraphs, we believe the terms of the Exchange Offer are in noteholders' and stockholders' best interests and will improve CellStar's opportunities for success. However, no fairness opinion has been obtained as to the terms of the Exchange Offer.

   The Exchange Offer will improve CellStar's balance sheet by reducing our outstanding indebtedness. We believe that improving our balance sheet will provide us with enhanced access to the capital markets and expand our opportunities for future growth.

   If the Exchange Offer is not completed and CellStar is unable to otherwise refinance or pay off the Existing Subordinated Notes, we face the possibility of bankruptcy when the Existing Subordinated Notes become due in October 2002, or possibly earlier, the consequence of which could be liquidation or reorganization of CellStar.

   On September 28, 2001, we entered into a new $60 million revolving credit facility, which was subsequently increased to $85 million by an amendment on October 12, 2001. This credit facility has a term of five years, and provides greater flexibility in funding foreign operations, a more extensive borrowing base, and more flexible financial covenants. We expect to borrow funds under the revolving credit facility to pay a portion of the cash to be paid in exchange for the Existing Subordinated Notes. The revolving credit facility has an interest rate of prime plus 1% and is secured by substantially all of CellStar's assets. The revolving credit facility requires CellStar to refinance the Existing Subordinated Notes or exchange or extend the maturity of at least $120 million of the Existing Subordinated Notes by April 2002 in a manner satisfactory to the lender. Failure to do so could result in a default under the revolving credit facility, which could cause bankruptcy, liquidation or reorganization of CellStar.


   During the twelve months ended January 9, 2002, the price of the Common Stock ranged from a low closing price of $0.76 per share to a high closing price of $2.58 per share. On January 9, 2002, the last sales price of the Common Stock was $0.80 per share and at January 11, 2002 the average of the bid and asked prices of the Existing Subordinated Notes was $625.00 per $1,000 principal amount.


What is the priority in payment of the Exchange Notes compared to the Existing Subordinated Notes?

   The Exchange Notes are senior to the Existing Subordinated Notes and junior to the revolving credit facility. The Existing Subordinated Notes are subordinate to both the revolving credit facility and the Exchange Notes. Up to $60,142,000 principal amount of Exchange Notes may be issued in the Exchange Offer.

   The Existing Subordinated Notes are general unsecured obligations of CellStar and are subordinated in right of payment to all our existing and future senior indebtedness, including our revolving credit facility, the Senior Notes, and Senior Convertible Notes. As a result of this subordination, if we are liquidated, become insolvent, or go into bankruptcy, our assets will be available to pay obligations under the Existing Subordinated Notes only after all senior debt, including our revolving credit facility, the Senior Notes, and Senior Convertible Notes, has been paid in full.

What does CellStar's Board of Directors think of the Exchange Offer?

   The Board of Directors of CellStar believes that the Exchange Offer is in the best interests of CellStar and our stockholders and will improve our opportunities for success. However, the Board is not making any recommendation regarding whether you should tender your Existing Subordinated Notes in the Exchange Offer. Accordingly, you must make your own determination as to whether to tender your Existing Subordinated Notes and accept the cash and, at your election, either Senior Notes, Senior Convertible Notes, or a combination of Senior Notes and Senior Convertible Notes in the Exchange Offer. We urge you to carefully read this prospectus and the other documents to which we refer you in their entirety, especially the discussion of risks and uncertainties affecting our business in the section of this prospectus titled "Risk Factors," and then make your own decision.

What is the effect of participating in the Exchange Offer?

   In exchange for your Existing Subordinated Notes, you will receive a cash payment and, at your election, either Senior Notes, Senior Convertible Notes, or a combination of Senior Notes and Senior Convertible Notes. Your rights as a holder of Existing Subordinated Notes are currently governed by the indenture under which the Existing Subordinated Notes were issued. The Senior Notes and Senior Convertible Notes will be governed by the indentures under which they are issued, so your rights will change if you exchange your Existing Subordinated Notes in the Exchange Offer. Both the Senior Notes and the Senior Convertible Notes will be senior to the Existing Subordinated Notes in right of payment, including any payment in bankruptcy.

   If all holders of Existing Subordinated Notes elect to receive Senior Convertible Notes, upon conversion of the Senior Convertible Notes the holders would own in the aggregate 50% of our Common Stock, assuming we have not issued any Common Stock prior to the conversion.

   We urge you to carefully read the discussion of risks and uncertainties set forth in the section of this prospectus titled "Risk Factors," in particular under the subsection titled "Risks Related to the Exchange Offer, Senior Notes and Senior Convertible Notes" as well as the unaudited pro forma condensed consolidated financial information. This pro forma financial information reflects what the impact of the Exchange Offer on our historical financial information would have been, assuming all Existing Subordinated Notes are exchanged for $9.2 million principal amount of Senior Notes, $50.9 million principal amount of Senior Convertible Notes and $55.0 million in cash, which gives effect to the indications of interest from the three largest holders of Existing Subordinated Notes and assumes the remaining holders tender for Senior Convertible Notes. This assumption was made to show the largest negative impact the Exchange Offer could have on our earnings per share and the most dilution the Exchange Offer could have on our holders of Common Stock. We also urge you to carefully read the selected consolidated financial information concerning CellStar in the sections of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Selected Historical Financial Data."

What risks should I consider in deciding whether or not to tender my Existing Subordinated Notes?

   In deciding whether to participate in the Exchange Offer, you should consider the risk of continuing to hold Existing Subordinated Notes that will be subordinated in right of payment to all senior indebtedness, including our senior revolving credit facility, the Senior Notes, and Senior Convertible Notes. You also should carefully consider the discussion of risks and uncertainties affecting our business described in the section of this prospectus titled "Risk Factors."

Will the Senior Notes and Senior Convertibles Notes be listed for trading?

   The Senior Notes and Senior Convertible Notes are expected to trade in the over-the-counter market. Generally, the Senior Notes and Senior Convertible Notes that you receive in the Exchange Offer, and the shares of Common stock issuable upon conversion of the Senior Convertible Notes, will be freely tradeable, unless you are considered an affiliate of ours, as that term is defined in the Securities Act of 1933 (the "Securities Act"). For more information regarding the market for our Senior Notes and Senior Convertible Notes, please see "Description of Senior Notes" and "Description of Senior Convertible Notes." For more information regarding the market for our Common Stock, please see "Description of Capital Stock."

What are the conditions to the Exchange Offer?


   The Exchange Offer is conditioned upon, among other things, the exchange of a minimum principal amount of $135,000,000 of Existing Subordinated Notes, representing 90% of the outstanding Existing Subordinated Notes, the approval of the Exchange Offer by our stockholders, and the consent of the agent and lenders holding at least 66 2/3% of the commitments under our revolving credit facility. In addition, the Exchange Offer is subject to a number of customary conditions, some of which we may waive. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered Existing Subordinated Notes. For more information regarding the conditions to the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer--Conditions to the Exchange Offer."


What will be the effect if we fail to complete the Exchange Offer?

   Without completion of the Exchange Offer, and if CellStar is unable to otherwise refinance or pay off the Existing Subordinated Notes, we face the possibility of bankruptcy when the Existing Subordinated Notes become due in October 2002, or possibly earlier, the consequence of which could be liquidation or reorganization of CellStar. The revolving credit facility requires CellStar to refinance the Existing Subordinated Notes or exchange or extend the maturity of at least $120 million of Existing Subordinated Notes by April 2002 in a manner satisfactory to the lender. Failure to do so would result in a default under the revolving credit facility, which could cause bankruptcy, liquidation or reorganization of CellStar.

What will be the effect of the Exchange Offer on the trading market of the Existing Subordinated Notes that are not exchanged?

   There is currently a limited trading market for the Existing Subordinated Notes. To the extent that Existing Subordinated Notes are tendered and accepted for exchange in the Exchange Offer, the trading market for the remaining Existing Subordinated Notes will be even more limited or may cease altogether. A debt security with a smaller outstanding aggregate principal amount or "float" may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Existing Subordinated Notes may be adversely affected to the extent that the principal amount of Existing Subordinated Notes tendered in the Exchange Offer reduces the float. The reduced float may also make the trading prices of the Existing Subordinated Notes more volatile.

What is the source of the cash CellStar is going to pay in exchange for the Existing Subordinated Notes?

   The cash portion of the exchange consideration to be paid for the Existing Subordinated Notes is currently available from CellStar's internally generated funds and borrowings under our credit facilities. We expect to borrow $30.0 million under the revolving credit facility for this purpose.

What are the federal income tax consequences to me of participating in the Exchange Offer?


   Any payments attributable to accrued but unpaid interest on the Existing Subordinated Notes will be taxable. A U.S. holder will not recognize loss on the exchange, but will recognize gain up to the amount of cash received in the exchange that is not related to accrued but unpaid interest, but only to the extent that the sum of the fair market value of all Exchange Notes received plus cash not used to pay accrued interest exceeds the U.S. holder's adjusted tax basis in the Existing Subordinated Notes. A non-U.S. holder will generally not be subject to U.S. Federal income tax on any gain resulting from the exchange. For more information regarding the tax consequences to you as a result of the Exchange Offer, please see the section of this prospectus titled "Material United States Federal Income Tax Consequences to Existing Subordinated Note Holders."


   The tax consequences you may experience as a result of participating in the Exchange Offer will depend on your individual situation. You should consult your tax advisor for a full understanding of these tax consequences.

Is CellStar's financial condition relevant to my decision to tender in the Exchange Offer?

   Yes. The completion of the Exchange Offer will have an effect on our debt service obligations and other related commitments. To assist you in determining the effect of our financial condition on you as a holder of Senior Notes and Senior Convertible Notes and, upon the conversion of the Senior Convertible Notes, Common Stock (if you elect to tender your Existing Subordinated Notes in the Exchange Offer), or as a holder of Existing

Subordinated Notes (if you elect not to exchange or if we do not accept the Existing Subordinated Notes for exchange), we have included unaudited pro forma condensed consolidated financial information that reflects what the impact of the Exchange Offer on our historical financial information would have been assuming all Existing Subordinated Notes are exchanged for $9.2 million principal amount of Senior Notes, $50.9 million principal amount of Senior Convertible Notes and $55.0 million in cash. We have also included selected consolidated financial information concerning CellStar in the sections of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Selected Historical Financial Data."

Will CellStar receive any cash proceeds from the Exchange Offer?

   No.

How long do I have to decide whether to tender?


   You will have until 5:00 p.m., New York City time, on February 12, 2002. If you cannot deliver the certificates representing your Existing Subordinated Notes and the other documents required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. For more information regarding the time period for tendering your Existing Subordinated Notes, including the use of a guaranteed delivery procedure, please see the section of this prospectus titled "The Exchange Offer--Terms of the Exchange Offer; Period for Tendering Existing Subordinated Notes."


Under what circumstances can the Exchange Offer be extended or amended?

   We can extend the Exchange Offer in our sole and absolute discretion, and we reserve the right to do so. During any extension of the Exchange Offer, Existing Subordinated Notes that were previously tendered and not withdrawn will remain subject to the Exchange Offer. In the event we increase or decrease the consideration offered to holders of Existing Subordinated Notes pursuant to the Exchange Offer, we will extend the expiration date of the Exchange Offer by at least an additional 10 days from the date of oral or written notification of, or a public announcement concerning, the change in consideration. In addition, we expressly reserve the right to amend the Exchange Offer and not to accept any Existing Subordinated Notes if any of the events described in the section of this prospectus titled "The Exchange Offer--Conditions to the Exchange Offer" occurs. For more information regarding our right to extend or amend the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer--Extensions, Delay in Acceptance, Termination or Amendment."

How will I be notified if the Exchange Offer is extended or amended?

   If we extend or amend the Exchange Offer, we will issue a press release or another form of public announcement through Dow Jones Newswires. In the case of an extension, a release or announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer. For more information regarding notification of extensions or amendments of the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer--Extensions, Delay in Acceptance, Termination or Amendment."

How do I tender my Existing Subordinated Notes?

   To tender your Existing Subordinated Notes, you must deliver the certificates representing your Existing Subordinated Notes, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to the Exchange Agent, not later than the time the Exchange Offer expires. If your Existing Subordinated Notes are held in "street name" (that is, through a broker, dealer or other nominee) the Existing Subordinated Notes can be tendered by your nominee through The Depository Trust Company. If you cannot provide the Exchange Agent with all of the required documents prior to the expiration of the Exchange Offer, you may obtain additional time to do so by submitting a notice of guaranteed delivery to the Exchange Agent, which must be certified by a broker, bank or other fiduciary that is a member of the Securities Transfer Agent Medallion Program or another eligible institution guarantee. You are also required to guarantee that these items will be received by the Exchange Agent within three Nasdaq National Market System listing trading days, and for your tender to be valid, the Exchange Agent must receive the missing items within that three listing-day period. For more information regarding the procedures for tendering your Existing Subordinated Notes, please see the section of this prospectus titled "The Exchange Offer--Procedures for Tendering Existing Subordinated Notes."

When will I receive the cash and either Senior Notes, Senior Convertible Notes or combination of Senior Notes and Senior Convertible Notes in exchange for my Existing Subordinated Notes?


   Subject to the satisfaction or waiver of all conditions to the Exchange Offer, and assuming we have not previously elected to terminate or amend the Exchange Offer, we will accept for exchange the Existing Subordinated Notes that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer at 5:00 p.m., New York City time, on February 12, 2002. Promptly following this date, cash and, depending on your election, either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes will be delivered in exchange for Existing Subordinated Notes, up to the maximum aggregate amount we are offering for exchange. For more information regarding our obligation to pay cash and issue either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes in exchange for tendered Existing Subordinated Notes, please see the section of this prospectus titled "The Exchange Offer--Acceptance of Existing Subordinated Notes for Exchange; Delivery of Cash, Senior Notes and Senior Convertible Notes."


What happens if my Existing Subordinated Notes are not accepted for exchange?

   If we decide for any reason not to accept any Existing Subordinated Notes, we will return the Existing Subordinated Notes to the registered holder at our expense promptly after the expiration or termination of the Exchange Offer. In the case of Existing Subordinated Notes tendered by book-entry transfer into the Exchange Agent's account at The Depository Trust Company, as described above, The Depository Trust Company will credit any withdrawn or unaccepted Existing Subordinated Notes to the tendering holder's account at The Depository Trust Company. For more information regarding the withdrawal of tendered Existing Subordinated Notes, please see the sections of this prospectus titled "The Exchange Offer--Terms of the Exchange Offer; Period for Tendering Existing Subordinated Notes" and "--Withdrawal of Tenders."

Until when may I withdraw previously tendered Existing Subordinated Notes?


   You may withdraw previously tendered Existing Subordinated Notes at any time until the Exchange Offer has expired. If we have not agreed to accept your Existing Subordinated Notes for exchange by March 12, 2002, you may withdraw them at any time after that date until we accept your Existing Subordinated Notes for exchange. For more information regarding your right to withdraw tendered Existing Subordinated Notes, please see the section of this prospectus titled "The Exchange Offer--Withdrawal of Tenders."


How do I withdraw previously tendered Existing Subordinated Notes?

   To withdraw previously tendered Existing Subordinated Notes, you are required to deliver, which you may deliver by facsimile, a written notice of withdrawal to the Exchange Agent, with all the information required by the notice of withdrawal. For more information regarding the procedures for withdrawing tendered Existing Subordinated Notes, please see the section of this prospectus titled "The Exchange Offer--Withdrawal of Tenders."

Why are we reducing the number of shares of our issued and outstanding Common Stock?

   In connection with the Exchange Offer, we also intend to reduce the number of our issued and outstanding shares of Common Stock. We expect to accomplish this reduction through a reverse split of our Common Stock on a one-for-five basis. The reverse split will become effective after the closing of the Exchange Offer and must be approved by our stockholders.

   The Board of Directors has proposed the reverse split for stockholder approval to facilitate the listing of the Common Stock on the Nasdaq National Market System. One criteria for continued listing on the Nasdaq National

Market System is that our Common Stock trading price must be at least $1.00 per share. The per share price of our Common Stock does not currently meet the minimum trading price requirement of the Nasdaq National Market System. We believe the completion of the reverse split will cause the trading price of the Common Stock to increase proportionately and thereby permit CellStar to meet the minimum trading price requirement of the Nasdaq National Market System. The reverse split may not result in any change in the price of our Common Stock. Additionally, even if the price of our Common Stock does increase as a result of the reverse split, such increase may not be sufficient to allow us to comply with the listing requirements of the Nasdaq National Market System.

   The share information included in this prospectus has not been adjusted to give effect to this proposed reverse split.

   If the reverse split is approved, the number of shares of Common Stock to be issued upon conversion of the Senior Convertible Notes will be proportionately reduced.
Whom can I talk to if I have questions about the Exchange Offer?


   If you have questions regarding the information in this prospectus or the Exchange Offer, please contact the Information Agent. If you have questions regarding the procedures for tendering in the Exchange Offer or require assistance in tendering your Existing Subordinated Notes, please contact the Exchange Agent. If you would like additional copies of this prospectus, our Form 10-K/A for the fiscal year ended November 30, 2000 filed on July 6, 2001, our Quarterly Reports on Form 10-Q or our Annual Meeting Proxy Statement, please contact either the Information Agent or the Exchange Agent.



   You can call the Dealer Manager collect at (212) 969-2744, the Information Agent collect at (212) 929-5500 or toll-free at (800) 322-2885, and the Exchange Agent at (212) 495-1784. You can also write to the Information Agent or the Exchange Agent at one of the addresses listed on page 111 of this prospectus.


   For more information regarding CellStar, please see the section of the prospectus titled "Where You Can Find More Information." You can also contact us at:

                             CellStar Corporation
                             1730 Briercroft Court
                            Carrollton, Texas 75006
                         Attention: Investor Relations
                         Phone number: (972) 466-5000

     COMPARISON OF EXISTING SUBORDINATED NOTES TO SENIOR NOTES AND SENIOR
                               CONVERTIBLE NOTES

   For a more detailed description of our Existing Subordinated Notes, please see the section of the prospectus titled "Description of Existing Subordinated Notes." For a more detailed description of our Senior Notes and Senior Convertible Notes, please see the sections of the prospectus titled "Description of Senior Notes" and "Description of Senior Convertible Notes."


                             Existing Subordinated Notes              Senior Notes                Senior Convertible Notes
                          ---------------------------------           ------------                ------------------------
Issuer................... CellStar Corporation              CellStar Corporation              CellStar Corporation
Notes Offered............ $150,000,000 aggregate            Up to $60,142,000 aggregate       Up to $60,142,000 aggregate
                          principal amount of 5%            principal amount of 12% Senior    principal amount of 5% Senior
                          Convertible Subordinated Notes    Subordinated Notes Due 2007.      Subordinated Convertible Notes
                          Due October 2002 issued under                                       Due November 2002.
                          an indenture (the "Existing
                          Subordinated Notes Indenture")
                          between CellStar and The Bank
                          of New York, as trustee.
Interest Payment Dates... Payable on April 15 and           Payable on August 15 and          Payable on August 15, 2002.
                          October 15 of each year.          February 15 of each year.
Interest................. 5% per annum in cash              12% per annum in cash             5% per annum, payable in cash or
                                                                                              Common Stock, at the option of
                                                                                              CellStar
Maturity................. October 15, 2002.                 January 15, 2007                  November 30, 2002
Conversion............... Convertible into CellStar         None.                             Each $1,000 in principal amount
                          Common Stock at $27.668 per                                         of Senior Subordinated
                          share, subject to adjustment.                                       Convertible Notes will be
                                                                                              convertible into 1,000 shares of
                                                                                              CellStar Common Stock, subject
                                                                                              to adjustment. The holder of
                                                                                              Senior Subordinated Convertible
                                                                                              Notes can elect to convert at any
                                                                                              time prior to maturity. At
                                                                                              maturity, the Senior Subordinated
                                                                                              Convertible Notes are
                                                                                              mandatorily converted into
                                                                                              Common Stock if we are not in
                                                                                              default on any indebtedness. We
                                                                                              cannot force conversion until
                                                                                              such default has been cured.
Redemption............... The Existing Subordinated         The Senior Notes will be subject  None.
                          Notes are redeemable, in whole    to redemption at CellStar's
                          or in part, at our option, at     option, at any time at a price of
                          101% of the principal amount      100% of par.
                          plus accrued and unpaid
                          interest.
Change of Control........ In the event of a Change of       In the event of a Change of       None.
                          Control, holders of the Existing  Control, holders of the Senior
                          Subordinated Notes will have      Notes will have the right to
                          the right to require us to        require us to repurchase their
                          repurchase their Existing in part Senior Notes in whole or in part
                          at a price of 101% of the         at a price of 101% of their
                          principal amount thereof plus     principal amount.
                          accrued and unpaid interest.

                             Existing Subordinated Notes              Senior Notes                 Senior Convertible Notes
                          ---------------------------------           ------------                 ------------------------
Ranking.................. The Existing Subordinated         The Senior Notes will constitute  The Senior Convertible Notes
                          Notes constitute general,         general unsecured obligations of  will constitute general unsecured
                          unsecured obligations of          CellStar and will be subordinated obligations of CellStar and will
                          CellStar and are subordinated in  in right of payment to our        be subordinated in right of
                          right of payment to all our       revolving credit facility and all payment to our revolving credit
                          existing and future senior        other existing and future senior  facility and all other existing and
                          indebtedness. The Existing        indebtedness, and senior in right future senior indebtedness, and
                          Subordinated Notes will also be   of payment to all subordinated    senior in right of payment to all
                          subordinate in right of payment   indebtedness, including the       subordinated indebtedness,
                          to the Senior Notes and Senior    Existing Subordinated Notes. The  including the Existing
                          Convertible Notes. In addition,   Senior Notes rank equally with    Subordinated Notes. The Senior
                          because our operations are        the Senior Convertible Notes.     Convertible Notes rank equally
                          conducted exclusively through                                       with the Senior Notes.
                          our operating subsidiaries,
                          claims of creditors of such
                          subsidiaries will have priority
                          with respect to the assets and
                          earnings of such subsidiaries
                          over the claims of our creditors,
                          including holders of the
                          Existing Subordinated Notes. At
                          January 8, 2002, we had
                          $16.1 million of Senior
                          Indebtedness outstanding. At
                          November 30, 2001 our
                          subsidiaries had $285.2 million
                          of trade payables and other
                          indebtedness outstanding. Our
                          revolving credit facility
                          provides for maximum
                          borrowings of $85.0 million. At
                          January 8, 2002, we had
                          available $65.8 million of the
                          $85.0 million borrowing
                          capacity. We expect to borrow
                          $30.0 million under the
                          revolving credit facility to fund
                          the cash portion of the
                          Exchange Offer consideration.
                          The Existing Subordinated
                          Notes indenture does not limit
                          the amount of additional
                          indebtedness that CellStar or
                          our subsidiaries can create,
                          incur, assume or guarantee.
                          Please see the section of this
                          Offering Circular titled
                          "Description of Existing
                          Subordinated Notes--
                          Subordination."

                           Existing Subordinated Notes               Senior Notes                  Senior Convertible Notes
                          ------------------------------             ------------                  ------------------------
Accrued Interest......... We will pay accrued and unpaid Not applicable.                      Not applicable.
                          interest up to the date of
                          acceptance on the Existing
                          Subordinated Notes we accept
                          for exchange. For more
                          information regarding the
                          payment of interest on the
                          Existing Subordinated Notes we
                          accept for exchange please see
                          the section of this prospectus
                          titled "The Exchange Offer--
                          Acceptance of Existing
                          Subordinated Notes for
                          Exchange; Delivery of Cash,
                          Senior Notes and Senior
                          Convertible Notes."
Negative Covenants....... None.                          The Senior Notes Indenture will      None.
                                                         contain covenants that limit
                                                         additional indebtedness,
                                                         investments, loans and advances,
                                                         restricted payments, liens, sale-
                                                         lease back transactions, mergers,
                                                         sale of assets, etc. and disposition
                                                         of proceeds of asset sales
Listing.................. The Existing Subordinated      The Senior Notes are expected to     The Senior Convertible Notes are
                          Notes trade in the over-the    trade in the over-the-counter        expected to trade in the over-the-
                          counter market.                market.                              counter market.

                        DESCRIPTION OF OUR COMMON STOCK

   The following summary highlights selected information about the Common Stock issuable upon conversion of the Senior Convertible Notes. For a more detailed description of our Common Stock, please see the section of this prospectus titled "Description of Capital Stock."

ISSUER                        CellStar Corporation.

COMMON STOCK OFFERED          Up to an aggregate of $60,142,000 principal
                              amount of Senior Convertible Notes may be issued in the Exchange Offer. If this amount is issued, 60,142,000 shares of Common Stock will be issuable upon the conversion of the Senior
                              Convertible Notes.

DIVIDENDS                     We have never paid any dividends on our Common
                              Stock. We have no intention to pay any dividends on our Common Stock in the foreseeable future. In addition, our revolving credit facility prohibits us from paying dividends.

LISTING We have applied for listing on the Nasdaq National Market System for shares of Common Stock to be issued upon conversion of the Senior Convertible Notes.

            SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

   The following summary historical financial information is derived from our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. Information as of and for the years ended November 30, 1996 and 1997, is derived from the audited consolidated financial statements not included in this prospectus. The following summary unaudited pro forma financial information is derived from our unaudited pro forma condensed consolidated financial information included in the section of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information." This summary financial information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus.

   The following unaudited pro forma condensed consolidated financial information assumes, where indicated below, that 100% of the principal amount of Existing Subordinated Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer for $9.2 million principal amount of Senior Notes, $50.9 million principal amount of Senior Convertible Notes, and $55.0 million in cash. The summary unaudited pro forma consolidated statement of operations data for the fiscal year ended November 30, 2000, and for the nine months ended August 31, 2001, give effect to the Exchange Offer as if it had occurred at the beginning of the earliest period presented. The unaudited pro forma consolidated balance sheet data as of August 31, 2001, gives effect to the Exchange Offer as if it had occurred on August 31, 2001.

   The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated balance sheet and statements of operations should not be considered indicative of actual results that would have been achieved had the exchange been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed balance sheet and statements of operations should be read in conjunction with our historical consolidated financial statements and related notes included elsewhere in this prospectus.

                                                  Fiscal Year Ended November 30,
                                                  ------------------------------
                                                                                                2000
                                                                                                Pro
                                         1996      1997       1998       1999       2000     Forma/(a)/
                                         ----      ----       ----       ----       ----     ----------
                                               (Dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues.............................. $947,601  1,482,814  1,995,850  2,333,805  2,475,682  2,475,682
Cost of sales.........................  810,000  1,325,488  1,823,075  2,140,375  2,364,197  2,364,197
                                       --------  ---------  ---------  ---------  ---------  ---------

Gross profit..........................  137,601    157,326    172,775    193,430    111,485    111,485
Operating expenses:
 Selling, general and administrative
   expenses...........................  135,585     81,319    116,747    111,613    169,232    169,232
 Impairment of assets.................       --         --         --      5,480     12,339     12,339
 Separation Agreement.................       --         --         --         --         --         --
 Lawsuit settlement...................       --         --      7,577         --         --         --
 Restructuring charge.................       --         --         --      3,639       (157)      (157)
                                       --------  ---------  ---------  ---------  ---------  ---------

Operating income (loss)...............    2,016     76,007     48,451     72,698    (69,929)   (69,929)
Other income (expense):
 Interest expense.....................   (8,350)    (7,776)   (14,446)   (19,027)   (19,113)   (13,233)
 Impairment of investment.............       --         --         --         --         --         --
 Equity in income (loss) of affiliated
   companies, net.....................     (219)       465    (28,448)    31,933     (1,805)    (1,805)
 Gain on sale of assets...............      128         --         --      8,774      6,200      6,200
 Other, net...........................     (441)     2,260      1,389     (1,876)       932        432
                                       --------  ---------  ---------  ---------  ---------  ---------

Total other income (expense)..........   (8,882)    (5,051)   (41,505)    19,804    (13,786)    (8,406)
                                       --------  ---------  ---------  ---------  ---------  ---------

Income (loss) before income taxes.....   (6,866)    70,956      6,946     92,502    (83,715)   (78,335)
Provision (benefit) for income taxes..     (453)    17,323     (7,418)    23,415    (20,756)   (18,467)
                                       --------  ---------  ---------  ---------  ---------  ---------

Net income (loss)..................... $ (6,413)    53,633     14,364     69,087    (62,959)   (59,868)
                                       ========  =========  =========  =========  =========  =========
Net income (loss) per share:
 Basic................................ $  (0.11)      0.92       0.24       1.16      (1.05)     (1.00)
 Diluted.............................. $  (0.11)      0.89       0.24       1.12      (1.05)     (1.00)
Weighted average number of shares:/
  (b)/
 Basic................................   57,821     58,144     58,865     59,757     60,131     60,131
 Diluted..............................   57,821     60,851     60,656     65,589     60,131     60,131

Operating Data:
 International revenues, including
   export sales, as a percentage of
   revenue............................     64.0%      66.7       76.3       83.8       79.8       79.8
 Ratio of earnings to fixed charges/
   (c)/...............................       --       8.72       1.43       5.36         --         --
Balance Sheet Data:
Working capital....................... $ 71,365    259,954    259,923    332,841    264,380
Total assets..........................  298,551    497,111    775,525    706,438    858,824
Notes payable and current portion of
  long-term debt......................   56,704         --     85,023     50,609    127,128
Long-term debt, less current portion..    6,285    150,000    150,000    150,000    150,000
Stockholders' equity..................  104,263    160,865    177,791    250,524    185,583
Book value per share..................     1.80       2.75       3.02       4.17       3.09

                                                                      Nine Months Ended August 31,
                                                                      ----------------------------
                                                                                                2001 Pro
                                                                       2000           2001     Forma/(a)/
                                                                       ----           ----     ----------
Statement of Operations Data:
Revenues...........................................................  $    1,781,022 1,828,533  1,828,533
Cost of sales......................................................  1,706,325      1,728,404  1,728,404
                                                                    ----------      ---------  ---------
Gross profit.......................................................     74,697        100,129    100,129
Operating expenses:
 Selling, general and administrative expenses......................    124,113         80,856     80,856
 Impairment of assets..............................................      4,930             --         --
 Separation Agreement..............................................         --          5,680      5,680
 Lawsuit settlement................................................         --             --         --
 Restructuring charge..............................................       (157)           750        750
                                                                    ----------      ---------  ---------
Operating income (loss)............................................    (54,189)        12,843     12,843
Other income (expense):
 Interest expense..................................................    (14,449)       (12,497)    (8,087)
 Impairment of investment..........................................         --         (2,215)    (2,215)
 Equity in income (loss) of affiliated companies, net..............       (789)          (822)      (822)
 Gain on sale of assets............................................      6,200            933        933
 Other, net........................................................        722          4,349      3,974
                                                                    ----------      ---------  ---------
Total other income (expense).......................................     (8,316)       (10,252)    (6,217)
                                                                    ----------      ---------  ---------
Income (loss) before income taxes..................................    (62,505)         2,591      6,626
Provision (benefit) for income taxes...............................    (15,622)           648      2,365
                                                                    ----------      ---------  ---------
Net income (loss).................................................. $  (46,883)         1,943      4,261
                                                                    ==========      =========  =========
Net income (loss) per share:
 Basic............................................................. $    (0.78)          0.03       0.07
 Diluted........................................................... $    (0.78)          0.03       0.07
Weighted average number of shares:/(b)/
 Basic.............................................................     60,128         60,142     60,142
 Diluted...........................................................     60,128         60,150     60,150
Operating Data:
 International revenues, including export sales, as a percentage of
   revenue.........................................................       81.1%          77.7       77.7
 Ratio of earnings to fixed charges/(c)/...........................         --           1.19       1.74
Balance Sheet Data:
Working capital.................................................... $  291,083        273,169    154,141
Total assets.......................................................    745,456        610,859    586,446
Notes payable and current portion of long-term debt................    109,720         50,912    149,357
Long-term debt, less current portion...............................    150,000        150,000     14,720
Stockholders' equity...............................................    204,642        186,612    201,870
Book value per share...............................................       3.40           3.10       3.36

(a) Reflects the pro forma adjustments, assuming $150,000,000 principal amount of Existing Subordinated Notes, representing 100% of the principal amount of Existing Subordinated Notes currently outstanding, are tendered and exchanged for $9.2 million principal amount of Senior Notes, $50.9 million of Senior Convertible Notes and $55.0 million in cash pursuant to the Exchange Offer.
(b) The per share data has not been adjusted to give effect to the proposed reverse split.
(c) For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the years ended November 30, 2000 and November 30, 1996 and the year ended November 30, 2000 (pro forma), earnings were inadequate to cover fixed charges by $83.7 million, $6.9 million and $78.3 million, respectively. For the nine months ended August 31, 2000, earnings were inadequate to cover fixed charges by $62.5 million.

                                 RISK FACTORS

   You should carefully consider the risk factors set forth below, as well as the other information appearing in this prospectus, before deciding whether or not to exchange your Existing Subordinated Notes for cash and either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes pursuant to the Exchange Offer.

                         Risks Related To Our Business

  Our future profitability will depend on our ability to maintain our margins.

   A large percentage of our total net revenues in recent periods has come from sales of wireless handsets, a segment of our business that operates on a high-volume, low-margin basis. Our ability to generate these sales is based upon our having an adequate supply of products at a competitive price. Approximately 89.3% of our total net revenues from operations during fiscal 2000 and 90.7% for the nine months ended August 31, 2001 consisted of sales of wireless handsets. The gross margins that we realize on sales of wireless handsets could be reduced due to increased competition or a growing industry emphasis on cost containment.

   In addition, our operating expenses have increased due to our increase in revenues. We expect these expenses to continue to increase as we expand our activities. Therefore, our future profitability will depend on our ability to increase sales and maintain our margins to cover our additional expenses. We may not be able to cause our revenues to grow substantially. Even if our revenues do increase, the gross margins that we receive from our revenues may not be sufficient to make our future operations profitable. Increased market penetration of wireless phones in the countries in which we conduct business may also hinder our ability to increase revenues.

  A significant percentage of our revenues are generated outside of the United States in countries with various risks.

   For the fiscal year ended November 30, 2000, our revenue from operations in markets outside the United States represented approximately 79.8% of our revenues and for the nine months ended August 31, 2001 it represented approximately 77.7%. A significant portion of our revenues outside the United States are denominated in foreign currencies.



   The fact that our business operations are conducted in a wide variety of countries exposes us to increased credit risks, customs duties, import quotas and other trade restrictions, restrictions on our ability to transfer cash to United States operations, potentially greater inflationary pressures, shipping delays, the risk of failure or material interruption of wireless systems and services, possible wireless product supply interruption and potentially significant increases in wireless product prices. Changes may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently have operations, including export control laws that might limit the markets we can enter. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a material adverse effect on our business and operations. During fiscal 2000 we eliminated several of our foreign operations because they were not performing to acceptable levels, resulting in significant losses to us. We may in the future, decide to eliminate certain existing foreign operations. This could result in our incurring additional losses.


   We purchase and sell products and services in a large number of foreign currencies, many of which have experienced fluctuations in currency exchange rates. We manage the foreign currency risk by attempting to increase prices of products sold at or above the anticipated exchange rate of the local currency relative to the U.S. dollar, by indexing certain of our accounts receivable to exchange rates in effect at the time of their payment and by entering into foreign currency hedging instruments in certain instances. We consolidate the bulk of our foreign currency exchange exposure related to intercompany transactions in our international finance subsidiary. Even if done well, hedging may not effectively limit our exposure to a decline in operating results due to foreign currency translation. In addition, we use various derivative alternatives to manage our exposure to foreign currency risk depending on the length and size of the exposure. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. In addition, in some countries, local currencies may not be readily converted into U.S. dollars or may only be converted at government-controlled rates, and, in some countries, the transfers of hard currencies (such as U.S. dollars) offshore have been restricted from time to time or may be limited to transfers of payments for product purchases only.


We are currently evaluating the recoverability of a value-added tax receivable of approximately $5.0 million related to our Mexico operations, recorded in our consolidated financial statements as a prepaid asset. To the extent we determine this receivable is not recoverable, our financial statements could be adversely affected. Except for the possible impact of this receivable, there have not been any material adverse changes to our financial condition and/or results of operations during the quarter ended November 30, 2001.




  Impact of China's World Trade Organization entry on our business.

   CellStar currently operates within China pursuant to an experimental initiative permitting market access. As a result, CellStar has been able to develop an extensive channel of distribution through more than 1,000 retail points of sale. The recent entry of China to the World Trade Organization may result in increased competition with CellStar from both domestic and foreign competitors as barriers to entry are reduced or eliminated. For fiscal 2000, our revenues in China were $725.4 million or 29.3% of our total revenue and for the nine months ended August 31, 2001, our revenues in China were $817.0 million or 44.7% of our total revenue.



  We buy a significant amount of our products from a limited number of suppliers, who may not provide us with competitive products at reasonable prices when we need them in the future.

   We purchase all of our cellular phones and other wireless communications products that we sell from third-party wireless communications equipment manufacturers and wireless service carriers. Although we purchased our products from more than 15 suppliers in fiscal 2000 and the nine months ended August 31, 2001, we purchased the majority of our products from Motorola, Nokia, Ericsson, LG International, Samsung and Kyocera. For the nine months ended August 31, 2001, Motorola and Nokia accounted for approximately 75% of our product purchases. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. Our agreements with our suppliers are generally non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry.

   We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our suppliers may not be able or may choose not to offer us competitive products on favorable terms without delays. Any future failure or delay by our suppliers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose Motorola, Nokia or any of our other principal suppliers, or if any supplier imposes substantial price increases and alternative sources of supply are not readily available, it would have a material adverse effect on our results of operations.

  The wireless communications industry is intensely competitive, and we may not be able to continue to compete successfully in this industry.

   We compete for sales of wireless communications products, and expect that we will continue to compete, with numerous well-established wireless distributors and manufacturers, including our own suppliers. Many of our competitors possess greater financial and other resources than we do and may market products similar to ours directly to our customers. Furthermore, we face competition in the United States and in our international markets from gray market sales, which are more often made below the prices offered by us because the seller has been able to avoid all or a portion of applicable taxes or duties or does not otherwise incur the same costs as an authorized distributor. The wireless telecommunications industry has generally had low barriers to entry. Consequently, additional competitors may choose to enter our industry in the future.

   The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. We compete primarily on the basis of inventory availability and selection, delivery time, service and price. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships and to adapt to new technological changes. We may not be successful in anticipating and responding to competitive factors affecting our industry, including the entry of additional well-capitalized competitors, new products and technologies which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors' discount pricing and promotion strategies. As the cellular markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

  We may not be able to manage and sustain future growth at our historical rates.

   Until recently, we have experienced rapid domestic and international growth. We will need to manage our operations effectively, maintain or accelerate our growth as planned and integrate any new businesses that we may acquire into our operations successfully in order to regain our desired growth. If we are unable to do so, particularly in instances in which we have made significant capital investments, it could have a material adverse effect on our operations.

  Our success will also depend on our ability to:

    . secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms;

    . turn our inventories and collect our accounts receivable in a timely manner;

    . develop additional, and maintain our existing, key relationships with leading manufacturers and dealers of wireless communications products;

    . hire and retain additional qualified management, marketing and other personnel to successfully manage our growth, including personnel to monitor our operations, control costs and maintain effective management, inventory and credit controls; and

    . invest significant amounts to enhance our information systems in order to maintain our competitiveness and to develop new logistics services.

   In addition, our growth prospects could be adversely affected by a decline in the wireless communications industry generally or in one of our regional divisions, either of which could result in a reduction or deferral of expenditures by prospective customers.

  Rapid technological changes in the wireless communications industry could have a material adverse effect on our business.

   The technology relating to wireless communications products and services changes rapidly, and industry standards are constantly evolving, resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products which have perceived or actual advantages over our products or which otherwise render our products obsolete or less marketable. We have made and continue to make significant capital investments in accordance with evolving industry and customer requirements. These concentrations of capital increase our risk of loss as a result of rapid technological changes in the wireless communications industry.

   The use of emerging wireless communications technologies, including Bluetooth, wireless local loop, satellite-based communications systems, WAP and other new technologies, may reduce the demand for existing cellular and PCS products. If other companies develop and commercialize new technologies or products in related market segments that compete with existing cellular and PCS technology, it could materially change the types of products that we are forced to offer or result in significant price competition for us. Product obsolescence could result in significantly increased inventories of our unsold products. However, if we elect to stock our inventories in the future with any of these technologies and products, we will run the risk that our existing customers and consumers may not be willing, for financial or other reasons, to purchase new equipment necessary to use these new technologies. In addition, the complex hardware and software contained in new wireless handsets could contain defects that become apparent subsequent to widespread commercial use, resulting in product recalls and returns and leaving us with additional unsold inventory.

  Our inventory may become obsolete and our inventory levels may prove to be excessive.

   The market for wireless communications products is characterized by rapidly changing technology and frequent new product introductions, often resulting in product obsolescence or short product life cycles. CellStar's success depends in large part upon our ability to anticipate and adapt our business to such technological changes. There can be no assurance that we will be able to identify, obtain and offer the products necessary to remain competitive or that competitors or manufacturers of wireless communications products will not market products that have perceived advantages over our products or that render the products we sell obsolete or less marketable. We maintain a significant investment in our product inventory and, therefore, are subject to the risks of inventory obsolescence and excessive inventory levels. If a substantial amount of inventory is rendered obsolete or if our inventory levels are significantly higher than the demand for those products, our business, financial condition or results of operations could be materially and adversely affected.

  Our sales fluctuate depending upon a number of seasonal factors.

   Our sales are influenced by a number of seasonal factors in the different countries and markets in which we operate. Our sales may fluctuate from period to period as a result of several factors, including:

    .  purchasing patterns of customers in different markets;

    .  the timing of product promotions by our suppliers and competitors;

    .  variations in sales by distribution channels; and

    .  product availability and pricing.

   Consumer electronics and retail sales tend to experience increased volumes of sales at the end of the calendar year. This and other seasonal factors contribute to the increase in our sales during the fourth quarter of our fiscal year. In addition, if unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could have a material adverse effect on our operating results.

  Our success depends on retaining our current executive officers and key employees and attracting additional qualified personnel.

   Our success depends in large part on the abilities and continued service of certain of our executive officers and key employees, including Terry S. Parker, Chief Executive Officer, and A.S. Horng, the chairman, chief executive officer and general manager of our operations in the Asia-Pacific region, which was responsible for approximately 51% of our revenues for the nine months ended August 31, 2001. If Mr. Horng were to depart as chief executive officer of the Asia-Pacific region, our operations in the Asia-Pacific region could be materially adversely affected. Although we have entered into employment agreements with these officers and several other officers and key employees, we may not be able to retain their services. We do not maintain key man insurance on the life of any officer. The loss of any of these officers or other executive officers or key personnel could have a material adverse effect on us.

   In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. If we are unable to attract and retain additional necessary personnel, it could delay or hinder our plans for growth.

  We have indebtedness that is secured by a large portion of our assets and that could prevent us from borrowing additional funds, if needed.


   As of January 8, 2002, approximately $16.1 million was outstanding under our $85 million secured revolving line of credit facility. In addition, we expect to borrow $30.0 million under the revolving credit facility to fund the cash portion of the Exchange Offer consideration. All of our assets located in the United States, the capital stock of our United States subsidiaries and 65% of the capital stock of most of our foreign subsidiaries are pledged as collateral under the revolving credit facility. If we violate our loan covenants, default on our obligations, become subject to a change of control, or fail to refinance the Existing Subordinated Notes or exchange or extend the maturity of at least $120 million of Existing Subordinated Notes on terms satisfactory to our lender, our indebtedness could become immediately due and payable and the lenders could foreclose on our assets.


   The terms of our revolving credit facility restrict our ability to incur additional indebtedness, which could limit our ability to expand our operations.

  The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

   Our revolving credit facility contains, among other provisions, covenants relating to the maintenance of minimum tangible net worth and certain financial ratios and restrictions on capital expenditures, dividend payments by us to our stockholders, the incurrence of additional debt and granting of additional liens, investments, mergers, acquisitions, merger or consolidation with another corporation, and dispositions of assets. A breach of any of these covenants could result in a default under the revolving credit facility. Upon the occurrence of an event of default under the revolving credit facility, the lenders thereunder could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all of our U.S. assets and the capital stock of most of our foreign subsidiaries secure our borrowings under the revolving credit facility.

  We depend on the activation of wireless communications systems to expand our business.

   Our expansion into international markets in many cases depends upon the activation and expansion of wireless communications systems by wireless carriers and upon the quality of those systems. If wireless carriers fail to activate or expand sufficient wireless communications systems in foreign countries, it could inhibit our growth. Similarly, the failure of foreign governments to authorize the installation of wireless communications systems, or an unexpected change in government policy related to the installation of wireless communications systems, could adversely affect the results of operations, financial condition and cash flows.

  We may have difficulty collecting on our accounts receivable.


   We have incurred significant bad debt expense related to the collectibility of certain accounts receivable, particularly during the fiscal year ended November 30, 2000. The bad debt expense of $51.5 million in 2000 related to:
(i) certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter. We have incurred significant bad debt expense related to the collectibility of certain accounts receivable, particularly during the fiscal year ended November 30, 2000. The bad debt expense of $51.5 million in 2000 related to: (i) certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter of 2000, and which were further affected by the Company's decision to divest its majority interest in its joint venture in Brazil; (ii) accounts receivable from redistributors, many of which were impacted by the supply shortage in 1999 and were also further affected by the phase out of a major portion of the redistributor business in the Company's Miami and North America operations; (iii) accounts receivable in the Asia-Pacific Region whose businesses have been adversely affected by competitive market conditions in Asia; and (iv) a receivable in the U.S. from a satellite handset customer. For the nine months ended August 31, 2001, bad debt expense was $4.3 million. Any difficulties in collecting amounts due us could require us to increase our allowance for doubtful accounts in the future. In connection with our continued expansion, we intend to offer open account terms to additional customers, which may subject us to further credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. Any delays in collecting or inability to collect our receivables could have a material adverse effect on our business.

  In fiscal year 2000 we incurred significant losses.

   We incurred a net loss for fiscal 2000 of $63.0 million. During fiscal 2000, we divested our majority interest in our Brazil joint venture, phased out a major portion of our North America and Miami redistributor business and substantially reduced our international trading operations conducted by our U.K. subsidiary. We also announced our intent to divest our Venezuela operations, recording a $4.9 million impairment charge to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In addition, we experienced a decline in gross margins in fiscal 2000, primarily due to competitive margin pressures and a shift in geographic revenue mix. We also experienced an increase in bad debt expense of $41.1 million in fiscal 2000 to $51.5 million from $10.4 million in 1999. We may incur additional future losses.

  Our business depends on the continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business to us.

   Our business depends in large part on wireless equipment manufacturers, network operators, retailers and other customers outsourcing certain of their business functions to us. We fulfill functions such as customized packaging, prepaid and e-commerce solutions, inventory management, distribution and other outsourced services for many of these manufacturers and network operators. In the future, wireless equipment manufacturers and network operators may elect to undertake these services internally. Additionally, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the wireless telecommunications and data industry rely on outsourced integrated logistics services, such as the services we provide. Any significant change in the market for our outsourcing services could have a material adverse effect on our business. Approximately 20% of our revenues are derived from sales of products and services to customers under renewable contractual arrangements. Approximately 80% of our revenues are derived from sales of products and services to customers under purchase orders, rather than pursuant to long-term contractual arrangements.

  Our business strategy includes entering into strategic relationships, which may provide us with minimal returns or losses on our investments.

   As part of our expansion strategy, we have entered into several strategic relationships with wireless equipment manufacturers and network operators. We intend to continue to enter into similar strategic relationships as opportunities arise. We may enter into distribution or integrated logistics services agreements with these strategic partners.

   Our ability to achieve future profitability through our strategic relationships will depend in part upon the economic viability, success and motivation of the entities we select as strategic partners and the amount of time and resources that these partners devote to our alliances. We may receive minimal or no business from future relationships and joint ventures, and any business we receive may not be significant or at the level we anticipated. The future profits we receive from these strategic relationships, if any, may not offset possible losses on our investments or the full amount of financing that we extend upon entering into these relationships. Any loan to or investment in a future strategic partner will be subject to many of the same risks faced by the strategic partner in seeking to operate and grow our businesses. We may not achieve acceptable returns on our future investments with strategic partners within an acceptable period or at all.

  We may become subject to suits alleging medical risks associated with our wireless handsets.

   Lawsuits or claims have been filed or made against manufacturers of wireless handsets in the past alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications handsets. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless handsets.

   We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless handsets or if any damages claim against us is successful, it could have a material adverse effect on our business. Even an unsubstantiated perception that health risks exist could adversely affect our ability or the ability of our customers to market wireless handsets.

     Risks Related To The Exchange Offer, Exchange Notes and Common Stock

  Failure to effect the Exchange Offer will have material adverse consequences.

   The Existing Subordinated Notes mature in October 2002. If the Exchange Offer is not completed and we are unable to otherwise refinance or pay off the Existing Subordinated Notes, we face the possibility of liquidation or reorganization when the Existing Subordinated Notes become due in October 2002.

  We may not have the financial resources to repurchase the Senior Notes in the event of a change in control.

   We may be unable to repurchase the Senior Notes in the event of a change in control. Upon a change in control, you may require us to repurchase all or a portion of your Senior Notes. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered Senior Notes. The terms of our existing revolving credit facility prohibit the repurchase or prepayment of the Senior Notes in cash. Any future credit agreements or other debt agreements may contain similar provisions, or expressly prohibit the repurchase of the Senior Notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from repurchasing the Senior Notes, we could seek the consent of our lenders to repurchase the Senior Notes or could attempt to refinance the debt agreements. If we do not obtain consent, we could not repurchase the Senior Notes. Our failure to repurchase the Senior Notes would constitute an event of default under the Senior Note indenture, which might constitute an event of default under the terms of our other debt. Our obligation to offer to repurchase the Senior Notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

  If an active market for the Exchange Notes fails to develop, the trading price and liquidity of the Exchange Notes could be materially adversely affected.

   The liquidity of the trading market for the Senior Notes and Senior Convertible Notes will depend in part on the level of participation of the holders of Existing Subordinated Notes in the Exchange Offer. The greater the participation in the Exchange Offer, the greater the liquidity of the trading market for the Senior Notes and Senior Convertible Notes and the lesser the liquidity of the trading market for the Existing Subordinated Notes not tendered in the Exchange Offer. As a result, we cannot assure you that any market for the Senior Notes and Senior Convertible Notes will develop or, if one does develop, that it will be maintained. If an active market for the Senior Notes and Senior Convertible Notes fails to develop or be sustained, the trading price and liquidity of the Senior Notes and Senior Convertible Notes could be materially adversely affected.

   The market price of, and the efficiency of the trading market for, Common Stock issuable upon conversion of the Senior Convertible Notes could decline if we do not meet the requirements for continued listing on Nasdaq.

   Our shares of Common Stock are traded on the Nasdaq National Market System, which has adopted rules that establish criteria for initial and continued listing of securities. To comply with the continued listing criteria of the Nasdaq National Market System, a company must comply with at least one of two sets of rules. Under one set of rules, a company must maintain at least $4,000,000 of net tangible assets, have at least 750,000 publicly held shares with a market value of over $5,000,000 and have a minimum bid price of $1.00 per share. Under the other set of rules, a company must maintain a market capitalization of at least $50,000,000, or total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or two of the three most recently completed fiscal years.

   The price of our common stock fell below $1.00 per share in September 2001. If our Common Stock were delisted from the Nasdaq National Market System, trading in our Common Stock could be conducted on the Nasdaq SmallCap Market or on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements. If our Common Stock were delisted from the Nasdaq National Market System and were not listed on the Nasdaq SmallCap Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, delisting, if it occurred, could affect the ability of our stockholders and our note holders to sell their Existing Subordinated Notes, Senior Notes, Senior Convertible Notes and Common Stock issuable upon conversion of the Senior Convertible Notes respectively, in the secondary market. The restrictions applicable to shares that are delisted, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares. Although we plan to conduct a reverse stock split, and there is no assurance that the reverse split will be approved by our stockholders, and there can be no assurance that the trading price of the Common Stock will stay above $1.00 even if we effectuate the reverse split.

   The liquidity of any trading market that currently exists for the Existing Subordinated Notes may be adversely affected by the Exchange Offer, and holders of Existing Subordinated Notes who fail to tender in the Exchange Offer may find it more difficult to sell their Existing Subordinated Notes.

   There is currently a limited trading market for the Existing Subordinated Notes. To the extent that Existing Subordinated Notes are tendered and accepted for exchange in the Exchange Offer, the trading market for the remaining Existing Subordinated Notes will be even more limited or may cease altogether. A debt security with a smaller outstanding aggregate principal amount or "float" may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Existing Subordinated Notes may be adversely affected. The reduced float may also make the trading price of the Existing Subordinated Notes more volatile.

  A Court May Treat the Senior Convertible Notes as Equity.

   Although the Senior Convertible Notes will be issued as debt securities for non-tax and financial accounting purposes, the Senior Convertible Notes should be treated as equity securities for U.S. Federal income tax purposes. This classification is required pursuant to applicable Internal Revenue Service regulations primarily because we do not have an unconditional obligation to pay any money to the holders of the Senior Convertible Notes and, upon maturity, the Senior Convertible Notes will mandatorily convert into our Common Stock if we are not in default on any indebtedness. While the indenture for the Senior Convertible Notes provides that in a bankruptcy proceeding the holders of the Senior Convertible Notes will have a claim for the face amount of the Senior Convertible Notes, plus accrued but unpaid interest, a bankruptcy court could treat the holders of the Senior Convertible Notes as our equity holders, due to the similarities of the Senior Convertible Notes to equity securities, and, accordingly, the holders of the Senior Convertible Notes may not receive any payment on the Senior Convertible Notes.


  Significant Doubt Exists as to the Tax Treatment of the Exchange Offer, and it May Be Taxable.



   In order to be treated as a recapitalization or a tax-free exchange by an Existing Subordinated Noteholder under the Internal Revenue Code of 1986, both the Existing Subordinated Notes and the Senior Notes must be classified as "securities" for U.S. Federal income tax purposes. While courts generally look at several factors to determine whether an instrument qualifies as a "security" for U.S. Federal income tax purposes, some courts have placed an emphasis on the length of the term of maturity of a particular instrument in making their determination. Because the Existing Subordinated Notes and the Senior Notes each have a term of approximately five years, there is a risk that either instrument will be not treated as a "security" for U.S. Federal income tax purposes. If either or both the Existing Subordinated Notes and the Senior Notes are not treated as "securities" for U.S. Federal income tax purposes, the exchange will be treated as a taxable exchange rather than as a recapitalization. In the event the exchange of the Existing Subordinated Notes for cash and Exchange Notes is treated as a taxable exchange, a U.S. holder generally will recognize gain or loss on the exchange equal to the difference between (i) the sum of the cash (other than cash attributable to accrued but unpaid interest on the Existing Subordinated Notes) and the fair market value of the Exchange Notes received and (ii) the U.S. holder's tax basis in the Existing Subordinated Notes. A non-U.S. holder generally will not be subject to U.S. Federal income tax on any gains resulting from the exchange of Existing Subordinated Notes for cash and Exchange Notes. See "Material United States Federal Income Tax Consequences to Existing Subordinated Noteholders--Treatment of the Exchange Offer."


  Our Ability to Reduce Future Federal Income Tax Liability with Our Net Operating Loss and Foreign Tax Credit Carryovers will be Subject to Substantial Limitations.


   Upon the consummation of the Exchange Offer, we may be deemed to have undergone an ownership change for purposes of the Internal Revenue Code of 1986. As a result, our ability to utilize our net operating loss and foreign tax credit carryovers to reduce our future Federal income tax liability may be subject to a limitation. This may result in accelerated or additional tax payments which could have a material adverse impact on our consolidated financial position or results of operations.


  We may realize taxable income from the cancellation of indebtedness as a result of the Exchange Offer.

   We may realize taxable income from the cancellation of indebtedness as a result of the Exchange Offer to the extent the adjusted issue price of the Existing Subordinated Notes that are exchanged in the Exchange Offer is more than the fair market value of the cash and either Senior Notes, Senior Convertible Notes or combination of Senior Notes and Senior Convertible Notes not used to pay accrued interest exchanged therefor.

   We believe that our tax attributes should be sufficient to offset fully any cancellation of indebtedness income arising from the Exchange Offer, even if our existing tax attributes have been or become subject to a limitation as a result of an ownership change.

   A court may void the issuance of the Senior Notes or Senior Convertible Notes in circumstances of a fraudulent transfer under federal or state fraudulent transfer laws.

   If a court determines the issuance of the Senior Notes or Senior Convertible Notes constituted a fraudulent transfer, the holders of the Senior Notes or Senior Convertible Notes may not receive payment on those notes.

   Under federal or state fraudulent transfer laws, if a court were to find that, at the time the Senior Notes or Senior Convertible Notes were issued we:

    . issued the Senior Notes or Senior Convertible Notes with the intent of hindering, delaying or defrauding current or future creditors, or

    . received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Senior Notes or Senior Convertible Notes, and we were insolvent or were rendered insolvent by reason of the issuance of the Senior Notes or Senior Convertible Notes; or we were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or we intended to incur, or believed, or should have believed, we would incur, debts beyond our ability to pay as such debts mature; or we were a defendant in an action for money damages, or had a judgment for money damages docketed against us (if, in either case, after final judgment the judgment is unsatisfied), then a court could:

    . avoid all or a portion of our obligations to the holders of Senior Notes or Senior Convertible Notes, or

    . subordinate our obligations to the holders of Senior Notes and Senior Convertible Notes to our obligations to other existing and future indebtedness, as the case may be, the effect of which would be to entitle the other creditors to be paid in full before any payment could be made on, the Senior Notes or Senior Convertible Notes, or

    . take other action harmful to the holders of Senior Notes or Senior Convertible Notes, including in certain circumstances, invalidating them.

   In any of these events, we could not assure you that the holders of Senior Notes or Senior Convertible Notes would ever receive payment on such notes.

   We cannot assure you as to what standard a court would apply in order to determine whether we were "insolvent" as of the date the Exchange Notes were issued, or that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date of issuance that the issuance constituted fraudulent transfers on another ground.

   Separate and apart from any fraudulent transfer attack, any payment made to holders in consideration for their Existing Subordinated Notes, including the cash payment, may also be subject to challenge as a preference if such payment:
(i) is made within ninety days prior to a bankruptcy filing by us; (ii) is made when we are insolvent; and (iii) permits the holders to receive more than they otherwise might receive in a liquidation of CellStar pursuant to Chapter 7 of the United States Bankruptcy Code. If such payment were deemed to be a preference, such payment could be recovered by the CellStar trustee in bankruptcy and holders would be restored to their previous positions as unsecured creditors of CellStar.

  The Senior Notes and Senior Convertible Notes are subordinated to our revolving credit facility.

   The Senior Notes and Senior Convertible Notes will be unsecured and subordinated in right of payment to senior debt, including our existing revolving credit facility. As a result of such subordination, in the event of our liquidation or insolvency, a payment default with respect to senior debt, a covenant default with respect to designated senior debt or upon acceleration of the Senior Notes and Senior Convertible Notes due to an event of default, our assets will be available to pay obligations on the Senior Notes and Senior Convertible Notes only after all senior debt has been paid in full. Accordingly, there may not be sufficient assets remaining to pay amounts due on any or all of the Senior Notes and Senior Convertible Notes then outstanding. Neither we nor our subsidiaries are prohibited under the Senior Notes and Senior Convertible Notes indenture from incurring additional debt, although there are covenants in the Senior Notes which contain limitations on additional indebtedness. See "Description of Exchange Notes--Description of Senior Notes."


   As of January 8, 2002, we had approximately $16.1 million of outstanding senior debt to which the Senior Notes and Senior Subordinated Notes will be subordinated in right of payment. In addition, we expect to borrow $30.0 million under the revolving credit facility to fund the cash portion of the Exchange Offer consideration. The Senior Notes and Senior Convertible Notes are senior to the Existing Subordinated Notes.


   The Exchange Notes are also effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables but excluding intercompany liabilities.

   The Senior Notes and Senior Convertible Notes are obligations exclusively of CellStar. Our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the Senior Notes and Senior Convertible Notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of our subsidiaries' earnings, loans and other payments by our subsidiaries to us.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Senior Notes and Senior Convertible Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

  We do not expect to pay dividends on the Common Stock issuable upon conversion of the Senior Convertible Notes.

   We have not paid cash dividends in the past and do not intend to pay cash dividends on our Common Stock for the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, our financial condition and prospects and any restrictions under our credit agreements, as well as other factors the Board of Directors may deem relevant. Our revolving credit facility restricts the payment of dividends to our stockholders. There can be no assurance that we will pay any dividends in the future.

  We expect the trading price of the Common Stock, Senior Notes and Senior Convertible Notes to fluctuate.

   The trading price of the Common Stock may fluctuate and the trading price of the Senior Notes and Senior Convertible Notes may fluctuate in response to changes in the trading price of the underlying Common Stock. The market price of our Common Stock ranged between a high closing price of $2.58 and a low closing price of $0.76 during the 12 months ended January 9, 2002, and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:

    .  actual or anticipated variations in our quarterly operating results;

    . announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

    .  changes in financial estimates by security analysts;

    .  underperformance against analysts' estimates;

    .  increased market share penetration by our competitors;

    . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    .  additions or departures of key personnel;

    .  sales or issuances of additional shares of Common Stock;

    .  changes in conditions and trends in the wireless communications industry;

    .  changes in governmental regulations;

    . changes in economic conditions in the United States markets or the foreign markets; and

    .  existing and potential litigation.

   In addition, the stock market in general, and stocks of wireless communications providers in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the trading price of our Senior Notes, Senior Convertible Notes and Common Stock, regardless of our actual operating performance.

   The trading price of the Common Stock could decline because of the potential increase in the number of shares of Common Stock outstanding upon conversion of the Senior Convertible Notes issued in the Exchange Offer.

   If all holders of Existing Subordinated Notes elect to receive Senior Convertible Notes, upon conversion of the Senior Convertible Notes the holders would own in the aggregate 50% of our Common Stock, assuming we have not issued any Common Stock prior to the conversion.

   The potential increase in the number of shares of Common Stock upon conversion of the Senior Convertible Notes issued in the Exchange Offer could have an adverse affect on the trading price of our Common Stock. This could in turn cause our Common Stock to be delisted on the Nasdaq National Market System should the minimum bid price of the Common Stock fall below $1.00 per share for 30 consecutive trading days. We have announced the reverse stock split in an attempt to decrease the number of shares of Common Stock outstanding, increase the per share trading price of the Common Stock and avoid delisting on the Nasdaq National Market System.

  The Common Stock will have no priority in the event of a liquidation or insolvency.

   In the event of our liquidation or insolvency, a payment default with respect to our revolving credit facility, a covenant default with respect to our revolving credit facility or upon acceleration of the Existing Subordinated Notes due to an event of default, our assets will be available to pay the revolving credit facility, Existing

Subordinated Notes, Senior Notes and Senior Convertible Notes in full prior to any payments being made in respect of our Common Stock. Holders of Common Stock will not have the same degree of protection as holders of debt claims. Neither we nor our subsidiaries are prohibited under the Existing Subordinated Notes indenture from incurring debt.

  Some anti-takeover provisions of our charter documents and our stockholder rights plan may delay or prevent a takeover.

   Certain provisions of our charter documents may make it more difficult for a third party to acquire control of us without Board approval, even on terms that a stockholder might consider favorable. Our certificate of incorporation authorizes the Board of Directors to issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us because the preferred stock could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of our Common Stock. Our Board of Directors does not currently intend to issue shares of preferred stock.

   Our certificate of incorporation also provides that our Board of Directors is divided into three classes, and the directors in each class serve staggered three year terms. Further, our certificate of incorporation requires, in most instances, that parties seeking to gain control of CellStar gain Board approval for business combinations. These provisions may make it more difficult for stockholders to replace current members of our Board and may make the acquisition of CellStar by a third party more difficult. We have also adopted a stockholder rights plan (a "poison pill") as an additional anti-takeover mechanism, which may make it economically impossible for a third party to acquire us without our consent. These rights will cause substantial dilution to a person or group that attempts to acquire CellStar in a manner that causes the rights to become exercisable. For a more detailed discussion of the rights plan, please see "Description of Capital Stock--Stockholder Rights Plan."

  Our largest stockholder could discourage potential acquisitions of our business by third parties.

   Currently, Alan H. Goldfield beneficially owns approximately 21,001,110 shares or 34.4% of our voting securities. After the Exchange Offer, he could beneficially own from 34.4% to 17.2% of our voting securities on a fully diluted basis depending upon the principal amount of Senior Convertible Notes issued in the Exchange Offer. He could exert significant influence over all matters requiring approval by stockholders, including approval of the issuance of the Senior Convertible Notes to be issued in the Exchange Offer, the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change of control or otherwise discouraging a potential acquirer from attempting to obtain control of CellStar. This in turn could harm the market price of our Common Stock or prevent our stockholders from realizing a premium over the market price for their shares of Common Stock.

   If the three largest holders of Existing Subordinated Notes participate in the Exchange Offer as they have indicated they would, Stark Investments, LP would own approximately $25,600,000 principal amount of Senior Convertible Notes and Northwestern Mutual Life would own approximately $5,400,000 principal amount of Senior Convertible Notes, convertible into approximately 25,600,000 shares of Common Stock and 5,400,000 shares of Common Stock, respectively, which would represent from 23.0% to 27.4% and from 4.9% to 5.8%, respectively, of our Common Stock outstanding on a fully diluted basis after the Exchange Offer depending upon the principal amount of Senior Convertible Notes issued in the Exchange Offer. No other holder of Existing Subordinated Notes that elects to take Senior Convertible Notes in the Exchange Offer would own more than 5% of our outstanding Common Stock on a fully diluted basis.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the Exchange Offer. Any Existing Subordinated Notes that are properly tendered and exchanged pursuant to the Exchange Offer will be retired and canceled. Accordingly, our issuance of cash, Senior Notes and Senior Convertible Notes in exchange for Existing Subordinated Notes will not result in any cash proceeds to us.

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

   Our Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST." The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share of our Common Stock on the Nasdaq National Market System.

             FISCAL YEAR ENDED NOVEMBER 30, 1999:       HIGH    LOW
             Quarter Ended:
                February 28, 1999................... $12.500 $6.219
                May 31, 2000........................  12.688  6.313
                August 31, 1999.....................   9.063  5.250
                November 30,1999....................  10.438  5.500

             FISCAL YEAR ENDED NOVEMBER 30, 2000:
             Quarter Ended:
                February 29, 2000................... $11.500 $8.188
                May 31, 2000........................   9.375  2.438
                August 31, 2000.....................   4.000  2.156
                November 30, 2000...................   4.375  1.656
             FISCAL YEAR ENDED NOVEMBER 30, 2001:
             Quarter Ended:
                February 28, 2001................... $ 2.500 $1.063
                May 31, 2001........................   2.240  0.813
                August 31, 2001.....................   2.700  1.300
                November 30, 2001...................   1.900  1.290

             FISCAL YEAR ENDING NOVEMBER 30, 2002:

             First Quarter (through January 9, 2002) $ 1.100  0.710

   As of December 18, 2001, there were 60,142,221 shares of Common Stock, owned by 295 holders of record and approximately 560 beneficial holders. On January 9, 2002, the last reported sales price of our Common Stock on the Nasdaq National Market System was $0.80 per share and the average of the bid and asked prices of the Existing Subordinated Notes on January 11, 2002, was $625.00 per $1,000 principal amount.


   We have not paid cash dividends in the past and do not intend to pay cash dividends on our Common Stock for the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, our financial condition and prospects and any restrictions under our credit agreements, as well as other factors the Board of Directors may deem relevant. Our revolving credit facility restricts the payment of dividends to our stockholders. There can be no assurance that we will pay any dividends in the future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of August 31, 2001, on a historical and pro forma basis. This table should be read in conjunction with our unaudited condensed consolidated financial statements for the three and nine months ended August 31, 2001 and 2000, the audited consolidated financial statements as of and for each of the years in the three-year period ended November 30, 2000, and the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The pro forma adjustments give effect to the Exchange Offer based on the assumptions as described in the section of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information."

                                                             August 31, 2001
                                                          ---------------------
                                                                         Pro
                                                          Historical   Forma(a)
                                                          ----------   --------
                                                          (Dollars in thousands
                                                            except share data)
   Revolving credit facility.............................        --     45,000
   Peoples Republic of China credit facilities
        (fully secured by cash deposits) ................  $ 39,081     39,081
   Senior Notes..........................................        --     14,720
   Senior Convertible Notes..............................        --     53,445
   5% convertible subordinated notes due 2002............   150,000         --
   Other.................................................    11,831     11,831
                                                           --------    -------
      Total debt.........................................   200,912    164,077
   Stockholders' equity:
      Preferred stock, $.01 par value (5,000,000 shares
          authorized; none outstanding)..................        --         --
       Common stock, $.01 par value (200,000,000 shares
          authorized, 60,142,221 issued and outstanding).       602        602
      Additional paid-in capital.........................    81,944     81,944
       Accumulated other comprehensive loss--
          foreign currency translation adjustments.......   (12,421)   (12,421)
   Retained earnings.....................................   116,487    131,745
                                                           --------    -------
          Total stockholders' equity.....................   186,612    201,870
                                                           --------    -------
          Total capitalization...........................  $387,524    365,947
                                                           ========    =======

--------
(a) Reflects the pro forma adjustments related to debt and equity and assumes that 100% of the principal amount of Existing Subordinated Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer for $9.2 million principal amount of Senior Notes, $50.9 million principal amount of Senior Convertible Notes, and $55.0 million in cash. The Senior Convertible Notes are mandatorily convertible into 50,900,000 shares of common stock on November 30, 2002.

                      RATIO OF EARNINGS TO FIXED CHARGES


   The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The following table presents (1) the ratio of earnings to fixed charges of CellStar for each of the fiscal years 1996 through 2000 and for the first nine months of fiscal years 2000 and 2001; and (2) the pro forma ratio of earnings to fixed charges for fiscal 2000 and for the first nine months of fiscal 2001. The pro forma ratio of earnings to fixed charges, giving effect to the Exchange Offer, assuming that each of the Existing Subordinated Notes is exchanged for $366.67 in cash, $61.33 principal amount of Senior Notes and $339.33 principal amount of Senior Convertible Notes is as follows:



                                             Fiscal Year Ended November 30, Nine Months Ended August 31,
                                             ------------------------------ ----------------------------
                                             1996    1997  1998  1999  2000     2000           2001
                                             ----    ----  ----  ----  ----      ----          ----
Ratio of earnings to fixed charges..........  --     8.72  1.43  5.36   --       --            1.19
Pro forma ratio of earnings to fixed charges                            --                     1.74


   For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the years ended November 30, 2000 and November 30, 1996 and the year ended November 30, 2000 (pro forma), earnings were inadequate to cover fixed charges by $83.7 million, $6.9 million and $78.3 million, respectively. For the nine months ended August 31, 2000, earnings were inadequate to cover fixed charges by $62.5 million.

                              THE EXCHANGE OFFER

General

   On October 14, 1997, we completed the sale of $150,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due October 15, 2002. The Existing Subordinated Notes are convertible into shares of our Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased. The conversion price is $27.668 per share (equivalent to a conversion rate of 36.14 shares per $1,000 principal amount of Existing Subordinated Notes), subject to certain adjustments. Interest on the Existing Subordinated Notes is payable semi-annually on April 15 and October 15 of each year. Interest payments commenced on April 15, 1998. We have the option to redeem the Existing Subordinated Notes, in whole or in part, at any time. We used the proceeds from the sale of the Existing Subordinated Notes to repay certain indebtedness and for working capital and other general corporate purposes.

   As of the date of this prospectus, there is $150,000,000 aggregate principal amount of Existing Subordinated Notes outstanding. This prospectus and the
enclosed letter of transmittal are first being sent on or about    , 2002 to
all holders of Existing Subordinated Notes known to us.

Terms of the Exchange Offer; Period for Tendering Existing Subordinated Notes

   Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any Existing Subordinated Notes properly tendered and not withdrawn prior to the expiration date of the Exchange Offer. We will pay approximately $366.67 in cash and issue either approximately $400.94 principal amount of Senior Notes or approximately $320.75 principal amount of Senior Notes and approximately $80.19 principal amount of Senior Convertible Notes or approximately $400.94 of Senior Convertible Notes for each $1,000 principal amount of Existing Subordinated Notes surrendered in the Exchange Offer and accepted by us. Notwithstanding the foregoing, we will only issue Exchange Notes in denominations of $1,000 or integral multiples thereof and we will pay cash in lieu of issuing Exchange Notes in denominations less than $1,000. We will also pay accrued and unpaid interest up to the date of acceptance on Existing Subordinated Notes we accept for exchange. Existing Subordinated Notes may be tendered only in increments of $1,000 principal amount.

   If, on or prior to the expiration of the Exchange Offer, we increase the consideration offered to any holders of Existing Subordinated Notes pursuant to the Exchange Offer, such increased consideration shall be paid to all holders of Existing Subordinated Notes that are purchased pursuant to the Exchange Offer, whether or not such Existing Subordinated Notes were tendered, accepted for payment or paid for prior to such increase in consideration. In addition, we may extend the expiration date of the Exchange Offer as described below under the caption "--Extensions, Delay in Acceptance, Termination or Amendment."

   Generally, the Senior Notes and Senior Convertible Notes you receive in the Exchange Offer will be freely tradeable, unless you are considered an affiliate of ours, as that term is defined in the Securities Act, or you hold Existing Subordinated Notes that were previously held by one of our affiliates.

   The cash to be paid in connection with the Exchange Offer will come from internally generated funds and borrowings.


   The Exchange Offer is being made to all holders of Existing Subordinated Notes. The Exchange Offer will expire at 5:00 p.m., New York City time, on February 12, 2002. In our sole and absolute discretion, we may extend the period of time during which the Exchange Offer is open. Assuming we have not previously elected to terminate the Exchange Offer, we will accept for exchange up to $150,000,000 aggregate principal amount of outstanding Existing Subordinated Notes which are properly tendered prior to the expiration of the Exchange Offer and not withdrawn as permitted below. Our obligation to accept Existing Subordinated Notes in the Exchange Offer is subject to the conditions listed below under the caption "--Conditions to the Exchange Offer."

   We expressly reserve the right, at any time and from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Existing Subordinated Notes. If we elect to extend the period of time during which the Exchange Offer is open, we will give oral or written notice of the extension, as described below. During any extension, all Existing Subordinated Notes previously tendered and not withdrawn will remain subject to the extended Exchange Offer and may be accepted for exchange by us. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Exchange Offer.

   We will return to the registered holder, at our expense, any Existing Subordinated Notes not accepted for exchange as promptly as practicable after the expiration or termination of the Exchange Offer. We acknowledge that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Existing Subordinated Notes tendered promptly after the termination or withdrawal of the Exchange Offer.

   Following completion of the Exchange Offer, subject to applicable securities laws, we may, in our sole and absolute discretion, seek to acquire Existing Subordinated Notes not tendered in the Exchange Offer by means of open market purchases, privately negotiated acquisitions, redemptions or otherwise, or commence one or more additional exchange offers to those holders of Existing Subordinated Notes who did not exchange their Existing Subordinated Notes for cash and either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes.

Extensions, Delay in Acceptance, Termination or Amendment

   We expressly reserve the right, at any time or at various times, to extend the period of time during which the Exchange Offer is open. During any such extensions, all Existing Subordinated Notes that have been previously tendered will remain subject to the Exchange Offer, and we may accept them for exchange.

   To extend the Exchange Offer, we will notify the Exchange Agent orally or in writing of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   If any of the conditions described below under the caption "--Conditions to the Exchange Offer" have not been satisfied with respect to the Exchange Offer, we reserve the right, in our sole discretion:


    . to terminate the Exchange Offer and promptly return all tendered Existing Subordinated Notes to tendering Existing Subordinated Note holders;


    . to extend the Exchange Offer and, subject to the withdrawal rights described under the caption "--Withdrawal Rights," retain all tendered Existing Subordinated Notes until the extended Exchange Offer expires;

    .  to amend the terms of the Exchange Offer; or

    . to waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

   We will give oral or written notice of such termination, extension or amendment to the Exchange Agent. We also reserve the right to amend the terms of the Exchange Offer in any manner.

   Any such termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Existing Subordinated Notes. If we amend the Exchange Offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a supplement to this prospectus. We will distribute the supplement to the registered holders of the Existing Subordinated Notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the Exchange Offer for at least the minimum period required by Rules 13e-4(e) and (f) and 14e-1 under the Exchange Act.

   Without limiting the manner in which we may choose to make public announcements of any termination or amendment of the Exchange Offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to Dow Jones Newswires.

   In the event we increase or decrease the consideration offered to holders of Existing Subordinated Notes pursuant to the Exchange Offer, we will extend the expiration date of the Exchange Offer by at least an additional 10 business days from the date of oral or written notification of, or public announcement concerning, the change in consideration.

Conditions to the Exchange Offer


   The Exchange Offer is conditioned upon the exchange of a minimum principal amount of $135,000,000 of Existing Subordinated Notes, representing 90% in principal amount of the outstanding Existing Subordinated Notes, and the approval of the Exchange Offer by our stockholders and the consent of the agent and lenders holding at least 66 2/3% of the commitments under our revolving credit facility. Notwithstanding any other provision of the Exchange Offer, we are not required to accept any Existing Subordinated Notes for exchange or to issue Senior Notes or Senior Convertible Notes or pay any cash in exchange for Existing Subordinated Notes, and we may terminate or amend the Exchange Offer if, at any time before the expiration date of the Exchange Offer, any of the conditions described above are not satisfied or any of the following events occurs:


    . the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission;

    . an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the Exchange Offer;

    . any material adverse development occurs in any existing legal action or proceeding involving CellStar or any of our subsidiaries;

    . any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exchange Offer or otherwise relating in any manner to the Exchange Offer is instituted or threatened;

    . any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Exchange Offer, any of which would or might restrain, prohibit or delay completion of the Exchange Offer or impair the contemplated benefits of the Exchange Offer to us;

    . any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

    . any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

    . any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the date of this prospectus;

    . a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

    . any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

    . a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer; or

    . if any of the situations described above existed at the time of commencement of the Exchange Offer and that situation deteriorates materially after commencement of the Exchange Offer;

 . any tender or exchange offer, other than this Exchange Offer, with respect to some or all of our outstanding Common Stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity;

 . any event or events occur that have resulted or may result, in our reasonable judgment, in an adverse change in our business condition, income, operations, stock ownership or prospects;

 . as the term "group" is used in Section 13(d)(3) of the Exchange Act,


    . any person, entity or group acquires more than five percent of our outstanding shares of Common Stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to January 14, 2002;


    . any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional Common Stock constituting more than two percent of our outstanding shares;

 . the Nasdaq National Market System does not approve the listing of the shares of Common Stock issuable upon the conversion of the Senior Convertible Notes issued in the Exchange Offer; or

 . any stop order shall be threatened or in effect with respect to the qualifications of either indenture under the Trust Indenture Act of 1939.

   The above conditions are for our sole benefit. We may assert these conditions with respect to the Exchange Offer regardless of the circumstances giving rise to them. We may waive any condition in whole or in part at any time prior to the expiration of the Exchange Offer in our discretion. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by us concerning the above conditions will be final and binding upon all parties.

Procedures for Tendering Existing Subordinated Notes

  How to Tender Generally

   Only a registered holder of Existing Subordinated Notes may tender such Existing Subordinated Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must either (1) comply with the procedures for physical tender or (2) comply with the automated tender offer program procedures of The Depository Trust Company described below.

   To complete a physical tender, a holder must:

    . complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal,

    . have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires,


    . mail or deliver the letter of transmittal or facsimile, and any other documents required by the letter of transmittal, to the Exchange Agent at the address set forth on page 111 of this prospectus prior to the expiration date, and


    . deliver the Existing Subordinated Notes to the Exchange Agent prior to the expiration date or comply with the guaranteed delivery procedures described below.


   The Exchange Agent must receive any physical delivery of the letter of transmittal and other required documents at its address on page 111 of this prospectus prior to the expiration date.

How to Tender Through The Depository Trust Company

   To complete a tender through The Depository Trust Company's automatic tender offer program procedures, The Depository Trust Company participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance through the automatic tender offer program, and The Depository Trust Company then will edit and verify the acceptance and send an Agent's Message (as defined below) to the Exchange Agent for its acceptance. If an Existing Subordinated Note holder uses the automatic tender offer program to tender Existing Subordinated Notes, delivery of tendered Existing Subordinated Notes must be made to the Exchange Agent pursuant to the book-entry delivery procedures set forth below or the tendering The Depository Trust Company participant must comply with the guaranteed delivery procedures set forth below.

How to Tender if You Are a Beneficial Owner

   To validly tender Existing Subordinated Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee, the beneficial owner thereof must instruct such custodian to tender the Existing Subordinated Notes on the beneficial owner's behalf. A letter of instruction is included in the materials provided with this prospectus that may be used by a beneficial owner to effect the tender. Any beneficial owner of Existing Subordinated Notes held of record by The Depository Trust Company or its nominee, through authority granted by The Depository Trust Company, may direct The Depository Trust Company participant through which such beneficial owner's Existing Subordinated Notes are held in The Depository Trust Company to execute, on such beneficial owner's behalf, a tender with respect to Existing Subordinated Notes beneficially owned by such beneficial owner.

   The tender by a holder that is not withdrawn prior to the expiration date and our acceptance of that tender will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

   The method of delivery of Existing Subordinated Notes, the letter of transmittal, Agent's Message and all other required documents to the Exchange Agent, including delivery through The Depository Trust Company and any acceptance of an Agent's Message transmitted through the automatic tender offer program, is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested. In all cases, you should allow sufficient time to assure delivery to the Exchange Agent before the expiration date. You should not send the letter of transmittal or Existing Subordinated Notes to us. You may request your broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you.

Book-Entry Transfer


   Within two business days after the date of this prospectus, the Exchange Agent will establish an account at The Depository Trust Company for the Existing Subordinated Notes tendered in the Exchange Offer. Any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of Existing Subordinated Notes by causing The Depository Trust Company to transfer the Existing Subordinated Notes into the Exchange Agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of Existing Subordinated Notes may be effected through book-entry transfer into the Exchange Agent's account at The Depository Trust Company, either the letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent's Message, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at its address set forth on page 111 of this prospectus on or prior to the expiration of the Exchange Offer. Delivery of documents to The Depository Trust Company does not constitute delivery to the Exchange Agent. The confirmation of a book-entry transfer into the Exchange Agent's account The Depository Trust Company as described above is referred to herein as a "Book-Entry Confirmation."

   The term "Agent's Message" means a message transmitted by The Depository Trust Company to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the Existing Subordinated Notes and that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal and CellStar may enforce such agreement against such participant.

Signatures and Signature Guarantees

   Signatures on all letters of transmittal, if necessary, must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a "Medallion Signature Guarantor"), unless the Existing Subordinated Notes tendered thereby are tendered:

    . by an Existing Subordinated Note holder (or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner of such Existing Subordinated Note) who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal, or

    . for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution").

   If the Existing Subordinated Notes are registered in the name of a person other than the signer of the letter of transmittal or if Existing Subordinated Notes not accepted for payment or not tendered are to be returned to a person other than the Existing Subordinated Note holder, then the signatures on the letters of transmittal accompanying the tendered Existing Subordinated Notes must be guaranteed by a Medallion Signature Guarantor as described above. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery Procedures

   If an Existing Subordinated Note holder desires to tender Existing Subordinated Notes pursuant to the Exchange Offer and time will not permit the letter of transmittal, certificates representing such Existing Subordinated Notes and all other required documents to reach the Exchange Agent, or the procedures for book-entry transfer cannot be completed, on or prior to the expiration of the Exchange Offer, such Existing Subordinated Notes may nevertheless be tendered, with the effect that such tender will be deemed to have been received prior to the expiration of the Exchange Offer, if all the following conditions are satisfied:

    .  the tender is made by or through an Eligible Institution;

    . a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide herewith, is received by the Exchange Agent on or prior to the expiration of the Exchange Offer, as provided below; and

    . the certificates for the tendered Existing Subordinated Notes, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such Existing Subordinated Notes into the Exchange Agent's account at The Depository Trust Company as described above), together with a letter of transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted Agent's Message, are received by the Exchange Agent within three business days after the date of execution of the Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be sent by hand delivery, telegram, facsimile transmission or registered or certified mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For purposes hereof, a "business day" is any day on which the Nasdaq National Market System is open for trading.

   Notwithstanding any other provision hereof, the issuance of Senior Notes and Senior Convertible Notes and payment of cash for Existing Subordinated Notes tendered and accepted pursuant to the Exchange Offer will, in all cases, be made only after timely receipt (i.e., on or prior to the expiration of the Exchange Offer) by the Exchange Agent of (a) the tendered Existing Subordinated Notes or a Book-Entry Confirmation of the transfer of such Existing Subordinated Notes into the Exchange Agent's account at The Depository Trust Company as described above, (b) a letter of transmittal (or a manually signed facsimile thereof) with respect to such Existing Subordinated Notes, properly completed and duly executed, with any required signature guarantees, or a properly transmitted Agent's Message, and (c) all other documents, if any, required by the letter of transmittal. Holders desiring to tender Existing Subordinated Notes on the date of the expiration of the Exchange Offer should also note that such holders must allow sufficient time for completion of the automatic tender offer program procedures during The Depository Trust Company's normal business hours on that date.

Determinations Under the Exchange Offer

   All questions as to the validity, form, eligibility, including time of receipt, and acceptance of Existing Subordinated Notes tendered for exchange will be determined by us in our sole and absolute discretion. Our determination will be final and binding. Prior to the expiration of the Exchange Offer we reserve the absolute right to reject any and all improperly tendered Existing Subordinated Notes or not to accept any Existing Subordinated Notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any Existing Subordinated Notes prior to the expiration of the Exchange Offer, including the right to waive the ineligibility of any holder who seeks to tender Existing Subordinated Notes. Our interpretation of the terms and conditions of the Exchange Offer as to any particular Existing Subordinated Notes, including the terms and conditions of the letter of transmittal and the accompanying instructions, will be final and binding.

   Unless waived, any defects or irregularities in connection with tenders of Existing Subordinated Notes must be cured within a reasonable period of time, as determined by us. Neither we, the Exchange Agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of Existing Subordinated Notes for exchange, nor will we have any liability for failure to give such notification. Tenders of Existing Subordinated Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Existing Subordinated Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the Exchange Offer.

Acceptance of Existing Subordinated Notes for Exchange; Delivery of Cash, Senior Notes and Senior Convertible Notes

   Upon satisfaction or waiver of all of the conditions to the Exchange Offer, and assuming we have not previously elected to terminate the Exchange Offer, we will accept, promptly after the expiration of the Exchange Offer, Existing Subordinated Notes up to an amount that shall not exceed $150,000,000 aggregate principal amount. We will issue the Senior Notes and Senior Convertible Notes and pay the cash to be issued and paid in the Exchange Offer promptly after acceptance of these Existing Subordinated Notes. For purposes of the Exchange Offer, we will be deemed to have accepted properly tendered Existing Subordinated Notes for exchange when, as and if we have given oral or written notice of acceptance to the Exchange Agent, with written confirmation of any oral notice to be given promptly after any oral notice.

   For each $1,000 principal amount of outstanding Existing Subordinated Notes accepted for exchange in the Exchange Offer, the tendering holder will receive approximately $366.67 in cash and either (i) $400.94 principal amount of Senior Notes or (ii) $320.75 principal amount of Senior Convertible Notes and $80.19 principal amount of Senior Notes or (iii) $400.94 principal amount of Senior Convertible Notes. In addition, to induce holders to exchange their Existing Subordinated Notes and in partial consideration for the exchange, we will pay to the holders of Existing Subordinated Notes we accept for exchange an amount equal to the accrued and unpaid interest to the date we accept such Existing Subordinated Notes for exchange, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The payment of interest on any Existing Subordinated Notes not tendered and accepted for exchange in the Exchange Offer will not be modified.

   In all cases, the payment of cash and issuance of Senior Notes, Senior Convertible Notes or combination of Senior Notes and Senior Convertible Notes in exchange for Existing Subordinated Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of:

    . the certificates evidencing such Existing Subordinated Notes or a Book-Entry Confirmation of transfer of the Existing Subordinated Notes into the Exchange Agent's account at The Depository Trust Company, as the case may be,

    . a properly completed and duly executed letter of transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, either a properly completed and duly executed letter of transmittal or an Agent's Message, and

    .  any other documents required by the letter of transmittal.

   Accordingly, tendering holders of Existing Subordinated Notes may be paid at different times depending upon when certificates evidencing Existing Subordinated Notes or Book-Entry Confirmations with respect to the Existing Subordinated Notes are actually received by the Exchange Agent.

   If for any reason we do not accept any tendered Existing Subordinated Notes or if Existing Subordinated Notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged Existing Subordinated Notes without expense to the registered tendering holder. In the case of Existing Subordinated Notes tendered by book-entry transfer into the Exchange Agent's account at The Depository Trust Company by using the book-entry procedures described above, the unaccepted or non-exchanged Existing Subordinated Notes will be credited to an account maintained by the tendering holder with The Depository Trust Company. Any Existing Subordinated Notes to be returned to the holder will be returned as promptly as practicable after the expiration or termination of the Exchange Offer.

Withdrawal of Tenders


   You may withdraw tenders of Existing Subordinated Notes at any time prior to the expiration of the Exchange Offer and, unless your tendered Existing Subordinated Notes have previously been accepted for exchange and you have received the Senior Notes and Senior Convertible Notes issuable and cash payable in exchange therefor, you may also withdraw previously tendered Existing Subordinated Notes at any time after March 12, 2002.


   If we extend the Exchange Offer, are delayed in our acceptance for payment of Existing Subordinated Notes or are unable to accept Existing Subordinated Notes for payment pursuant to the Exchange Offer for any reason, without prejudice to our rights under the Exchange Offer, the Exchange Agent may, nevertheless, on our behalf, retain tendered Existing Subordinated Notes and such Existing Subordinated Notes may not be withdrawn except to the extent that tendering holders of Existing Subordinated Notes are entitled to withdrawal rights as described herein. Any such delay will be accompanied by an extension of the Exchange Offer to the extent required by law.

For a withdrawal to be effective:


    . the Exchange Agent must receive a written notice of withdrawal at its address on page 111 of this prospectus, or


    . the withdrawing holder must comply with The Depository Trust Company's automatic tender offer program procedures.

   Any notice of withdrawal must:

    . specify the name of the person who tendered the Existing Subordinated Notes to be withdrawn,

    . identify the Existing Subordinated Notes to be withdrawn, including the registration number or numbers and the principal amount of such Existing Subordinated Notes,

    . be signed by the person who tendered the Existing Subordinated Notes in the same manner as the original signature on the letter of transmittal used to deposit those Existing Subordinated Notes or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer in the name of the person withdrawing the tender, and

    . specify the name in which Existing Subordinated Notes are to be registered, if different from that of the person who tendered the Existing Subordinated Notes.

   Any Existing Subordinated Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the Exchange Offer. In the case of Existing Subordinated Notes tendered by book-entry transfer into the Exchange Agent's account at The Depository Trust Company by using the book-entry transfer procedures described above, any withdrawn or unaccepted Existing Subordinated Notes will be credited to the tendering holder's account at The Depository Trust Company.

   Withdrawals of tenders of Existing Subordinated Notes may not be rescinded, and Existing Subordinated Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn Existing Subordinated Notes may be retendered by again following the procedures described above at any time prior to the expiration of the Exchange Offer.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. None of CellStar, the Dealer Manager, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Exchange Agent


   We have appointed The Bank of New York as the Exchange Agent. All completed letters of transmittal and Agent's Messages should be directed to the Exchange Agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Existing Subordinated Notes should also be directed to the Exchange Agent at the following telephone number or address:



                          By Registered or Certified


                              Mail, or by Hand or


                              Overnight Delivery

                             The Bank of New York
                                15 Broad Street
                                 16/th/ Floor
                           New York, New York 10005

                 Attention: Diane Amoroso/Reorganization Unit


                                 By Facsimile:
                         (Eligible Institutions Only)

                                (212) 235-2353


                            To Confirm by Telephone
                           or for Information Call:
                                (212) 235-2261


   Delivery of a letter of transmittal or Agent's Message to an address other than the address listed above or transmission of instructions by facsimile other than as set forth above is not valid delivery of the letter of transmittal or Agent's Message.

   Requests for additional copies of this prospectus, our Amended Quarterly Report on Form 10-Q/A for the period ended August 31, 2001 filed January 10, 2002, our Form 10-K/A for the fiscal year ended November 30, 2000 filed on July 6, 2001, our Annual Meeting Proxy Statement dated January 14, 2002, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery may be directed to either the Exchange Agent at the telephone number or one of the addresses listed above or to the Information Agent at one of the telephone numbers or the address listed on page 111 of this prospectus.


Recommendation

   We are not making any recommendation regarding whether you should tender your Existing Subordinated Notes, and, accordingly, you must make your own determination as to whether to tender your Existing Subordinated Notes for exchange and accept the cash and either Senior Notes, Senior Convertible Notes or a combination of Senior Notes and Senior Convertible Notes we propose for issuance.

Solicitation


   The Dealer Manager and the Information Agent will mail solicitation materials on our behalf. Dresdner Kleinwort Wasserstein is acting as our financial advisor and Dealer Manager in connection with the Exchange Offer and will receive a fee of $1.5 million. We will also reimburse the Dealer Manager for certain out of pocket expenses, including attorney's fees, and will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Exchange Offer. The Dealer Manager has rendered and is expected to render various investment banking and other advisory services to us and our subsidiaries, including structuring and negotiating financing. The Dealer Manager has received, and will continue to receive, customary compensation from us and our subsidiaries for such services.



   Additional solicitation may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the Dealer Manager and the Information Agent.


Transfer Taxes

   CellStar will pay all transfer taxes with respect to the transfer and sale of any Existing Subordinated Notes to us or our order pursuant to the Exchange Offer. If, however, you instruct us to register your Senior Notes and/or Senior Convertible Notes in the name of, or request that Existing Subordinated Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder the amount of any transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such other person will be payable by the registered holder of such Existing Subordinated Notes. In those cases, you will be responsible for the payment of any applicable transfer tax.

Required Approvals

   No federal or state regulatory requirements must be complied with and no approval need be obtained in connection with the Exchange Offer.

Appraisal Rights

   There are no dissenter's rights or appraisal rights with respect to the Exchange Offer.

                         DESCRIPTION OF EXCHANGE NOTES

   The following is a description of the Exchange Notes, which you should read carefully to evaluate your rights as a holder of Existing Subordinated Notes as compared to your rights as a holder of Exchange Notes, if you tender your Existing Subordinated Notes in the Exchange Offer.

                        DESCRIPTION OF THE SENIOR NOTES

   The Senior Notes will be issued under the Senior Notes Indenture (the "Senior Notes Indenture") between CellStar and The Bank of New York, as trustee (the "Senior Notes Trustee"). We will provide a copy of the form of Senior Notes Indenture upon request. The terms of the Senior Notes Indenture are governed by certain provisions contained in the Trust Indenture Act. The following summaries of certain provisions of the Senior Notes and the Senior Notes Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Notes and the Senior Notes Indenture, including the definitions therein of certain terms that are not otherwise defined in this prospectus and those terms made a part of the Senior Notes Indenture by reference to the Trust Indenture Act as in effect on the date of the Senior Notes Indenture. Wherever particular provisions or defined terms of the Senior Notes Indenture (or of the form of the Senior Notes that is a part of the Senior Notes Indenture) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of the Senior Notes," "CellStar" refers to CellStar Corporation and does not, unless the context otherwise indicates, include our subsidiaries. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

General

   The Senior Notes are general, unsecured senior subordinated obligations of CellStar and have no conversion rights. The Senior Notes are limited to $60,142,000 aggregate principal amount, will be issued in fully registered form only in denominations of $1,000 in principal amount or any multiple thereof and mature 5 years from the issue date, unless earlier redeemed at our option or repurchased at the option of the holder upon a Change of Control.


   The Senior Notes bear interest from the date of issue, at an annual rate of 12%, payable semi-annually in arrears in cash on each August 15 and February 15, commencing August 15, 2002, to holders of record at the close of business on the preceding August 1 and February 1, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.


   Payments of principal on the Senior Notes will be payable, and Senior Notes held in certificated form may be presented for registration of transfer and exchange, without service charge, at the office of the Senior Notes Trustee in New York, New York. Reference is made to the information set forth below under the subheading "Form, Denomination and Registration" for information as to the Senior Notes held as beneficial interests in one or more Global Notes (defined below).

Form, Denomination and Registration

   The Senior Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.


   Global Notes; Book--Entry Form. A recipient of Senior Notes pursuant to this prospectus will receive a beneficial interest in an unrestricted global note (the "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as the nominee of The Depository Trust Company. Except as set forth below, the record ownership of the Global Note may be transferred in whole or in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee.

   A holder of Senior Notes may hold its interest in the Global Note directly through The Depository Trust Company if such holder is a participant in The Depository Trust Company or indirectly through organizations that are participants in The Depository Trust Company (the "Participants"). Holders of Senior Notes who are not Participants may beneficially own interests in the Global Note held by The Depository Trust Company only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede & Co., as the nominee of The Depository Trust Company, is the registered owner of the Global Note, Cede & Co. for all purposes will be considered the sole holder of the Global Note. Owners of beneficial interests in the Global Note will be entitled to have certificates registered in their names and to receive physical delivery of certificates in physical form (a "Physical Note").



   Payments of interest on and the redemption and repurchase price of the Global Note will be made to Cede & Co., the nominee for The Depository Trust Company, as registered owner of the Global Note, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of us, the Senior Notes Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Payments of interest on and the redemption and repurchase price of the Physical Notes will be paid by check mailed to such holders entitled thereto on each interest payment date, each redemption date and each repurchase date, as applicable.


   We have been informed by The Depository Trust Company that, with respect to any payment of interest on, or the redemption or repurchase price of, the Global Note, The Depository Trust Company's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable therefor, with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note as shown on the records of The Depository Trust Company, unless The Depository Trust Company has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Physical Notes. A holder of Senior Notes that so requests will be issued Senior Notes in the form of a Physical Note and such interest in the Senior Notes will not be represented by a Global Note.

Subordination

   The payment of all Obligations is, to the extent set forth in the Senior Notes Indenture, subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness. Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full, in cash or cash equivalents, of all amounts due or to become due thereon before the holders of the Senior Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, cash equivalents, property, or securities, on or in respect of the Obligations, or for the acquisition of any of the Senior Notes for cash, cash equivalents, property or securities; and until all such amounts due or to become due with respect to all Senior Indebtedness are first paid in full, in cash or cash equivalents, any payment or distribution to which the holders of the Senior Notes would be entitled but for the subordination provisions of the Senior Notes Indenture will be made to the holders of Senior Indebtedness as their interests may appear.

   We also may not make any payment upon or in respect of the Senior Notes or acquire any of the Senior Notes for cash, cash equivalents, property, securities or otherwise if (a) a default in the payment of any obligations (a "Payment Default") on Senior Indebtedness occurs and is continuing beyond any applicable period

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of grace or (b) any default occurs and is continuing with respect to any Senior
Indebtedness resulting in the acceleration of maturity of all or any portion of such Senior Indebtedness. In addition, no payment on any of the Obligations shall be made if, and we shall not acquire any Senior Notes while, any other default (a "non-payment default") occurs and is continuing (or would occur upon any payment or distribution with respect to the Obligations) with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Senior Notes Trustee receives a notice of such default (a "Payment Blockage Notice") from the Bank Representative or the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding.
Payments on the Senior Notes may and shall be resumed (i) in the case of a Payment Default, upon the date on which such default is cured to the satisfaction of the Bank Representative or, as applicable representatives of holders of at least a majority in principal amount of Senior Indebtedness or waived to the satisfaction of the Bank Representative or, as applicable representatives of holders of at least a majority in principal amount of Senior Indebtedness, or (ii) in the case of a non-payment default, 180 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured to the satisfaction of the Bank Representative or, as applicable representatives of holders of at least a majority in principal amount of Senior Indebtedness or waived to the satisfaction of the Bank Representative or, as applicable representatives of holders of at least a majority in principal amount of Senior Indebtedness), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a creditor within 360 days after the receipt by the Senior Notes Trustee of any prior Payment Blockage Notice by or on behalf of such creditor. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Senior Notes Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such non-payment default shall have been cured to the satisfaction of the Bank Representative or, as applicable representatives of holders of at least a majority in principal amount of Senior Indebtedness or waived to the satisfaction of the Bank Representative or, as applicable representatives of holders of at least a majority in principal amount of Senior Indebtedness for a period of not less than 90 consecutive days.


   In the event that the Senior Notes Trustee (or paying agent if other than the Senior Notes Trustee) or any holder of Senior Notes receives any payment or distribution with respect to the Obligations at a time when such payment or distribution is prohibited under the Senior Notes Indenture, such payment or distribution shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is first paid in full, in cash or cash equivalents, and until the Senior Notes are paid in full, holders of Senior Notes shall be subrogated (equally and ratably with all other Indebtedness ranked equally with the Senior Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of Senior Notes have been applied to the payment of Senior Indebtedness.


   At January 8, 2002, we had $16.1 million of Senior Indebtedness outstanding under our revolving credit facility, and at November 30, 2001 our Subsidiaries had approximately $285.2 million of trade payables and other indebtedness outstanding. In addition, we expect to borrow $30.0 million under the revolving credit facility to fund the cash portion of the Exchange Offer consideration. Our domestic revolving credit facility provides for maximum borrowings of $85 million, subject to a borrowing base, and our foreign credit facilities provide for maximum borrowings of $100.3 million.


   Because of these subordination provisions, in the event of a liquidation or insolvency of us or any of our Subsidiaries, holders of Senior Notes may recover less, ratably, than the holders of Senior Indebtedness.

   No provision contained in the Senior Notes Indenture or the Senior Notes will affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Senior Notes. The subordination provisions of the Senior Notes Indenture and the Senior Notes will not prevent the occurrence of any default or event of default under the Senior Notes Indenture or limit the rights of the Senior Notes Trustee or any other holder, subject to the provisions of this subsection entitled "Subordination," to pursue any other rights or remedies with respect to the Senior Notes.

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Optional Redemption by CellStar

   The Senior Notes may be redeemed at any time at our option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at a price of 100% of the principal amount of the then outstanding Senior Notes, together with accrued interest to the date fixed for redemption.

   If fewer than all the Senior Notes are to be redeemed, the Senior Notes Trustee will select the Senior Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Senior Note is to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. No sinking fund is provided for the Senior Notes.

Certain Covenants

   Set forth below are certain covenants that are contained in the Senior Notes Indenture.


   Limitation on Additional Indebtedness. The Senior Notes Indenture provides that we will not, and will not permit any of our Subsidiaries to, create, incur or assume, directly or indirectly, guarantee or in any other manner become directly or indirectly liable for the payment of, any Indebtedness other than:
(i) Indebtedness of CellStar and our Subsidiaries existing and disclosed at the time the Senior Notes are issued or under any revolving credit facility outstanding and disclosed at the time the Senior Notes are issued; (ii) the Senior Notes; (iii) Indebtedness of CellStar or any Subsidiary if, at the time of incurrence and after giving effect to the incurrence of such Indebtedness, our EBITDA Coverage Ratio on a pro forma basis for our last four completed fiscal quarters, taken as a whole and assuming such Indebtedness had been incurred on the first day of such four quarter period, would have been at least 1 to 1; (iv) purchase-money Indebtedness and capitalized lease obligations of CellStar or any of our Subsidiaries in an aggregate amount which does not exceed $10 million at any time outstanding; (v) replacements, renewals, refinancings and extensions of the Indebtedness in clauses (i), (iii) and (iv) above, provided that any such replacement, renewal, refinancing and extension
(a) shall not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in the Indebtedness being replaced, renewed, refinanced or extended and (b) shall not exceed the principal amount (plus accrued interest and prepayment premium, if any) of the Indebtedness being replaced, renewed, refinanced or extended; (vi) any Permitted Subsidiary Transaction; (vii) all indebtedness now or hereafter outstanding under the FCC Loan Agreement not to exceed $90.0 million at any one time outstanding; and (viii) other Indebtedness of CellStar or any Subsidiary not to exceed $50.0 million at any one time outstanding.


   Indebtedness shall be deemed to have been incurred by the survivor of a merger at the time of such merger and, with respect to an acquisition of a Subsidiary by us, at the time of such acquisition.

   Limitation on Investments, Loans and Advances. The Senior Notes Indenture provides that we will not, and will not permit any of our Subsidiaries to, make any cash contributions, advances or loans to or investments in or purchases of capital stock or other securities of any Person (collectively, "Investments"), except: (i) Investments by us in or to any of our Wholly-Owned Subsidiaries and Investments or loans in or to us or any of our Wholly-Owned Subsidiaries by any of our Subsidiaries; (ii) Investments represented by accounts receivable created or acquired in the ordinary course of business; (iii) advances to employees, officers and directors in the ordinary course of business; (iv) Investments under or pursuant to interest rate protection agreements; (v) Investments, not exceeding $25 million in the aggregate, in joint ventures, partnerships or persons that are not our Wholly-Owned Subsidiaries, provided that such Investments are made solely for the purpose of acquiring businesses or property related to our business; (vi) Investments made pursuant to the "Limitation on Restricted Payments" covenant; and (vii) any Permitted Subsidiary Transaction.

   Limitation on Restricted Payments. The Senior Notes Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, make any Restricted Payment, unless: (i) no default or event of default shall have occurred and be continuing at the time of, or after giving effect to, such Restricted

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


Payment; (ii) after giving effect to such Restricted Payment, we could incur at least $1.00 of additional Indebtedness pursuant to the restrictions set forth in "Limitation on Additional Indebtedness" above; and (iii) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the issuance of the Senior Notes (including such payments set forth in clauses (i) and (ii) of the following paragraph) does not exceed the sum of (a) 75% of our cumulative Consolidated Net Income (or in the event such Consolidated Net Income shall be a deficit, minus 75% of such deficit) after the issuance of the Senior Notes, and (b) 100% of the aggregate Net Proceeds and the fair market value of marketable securities and property received by us from the issue or sale, after the issuance of the Senior Notes, of our Capital Stock (other than Disqualified Stock) or any Indebtedness or other of our securities convertible into or exercisable or exchangeable for our capital stock (other than Disqualified Stock) which has been so converted, exercised or exchanged, as the case may be. For purposes of determining under clause (b) above the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.


   The foregoing shall not prohibit: (i) the payment of any dividend within 60 days after the date of declaration of such payment if at the date of such declaration the payment complied with the provisions of the Senior Notes Indenture; (ii) the retirement of any shares of capital stock or Indebtedness subordinated to the Senior Notes by conversion into, or by an exchange for, shares of capital stock that is not Disqualified Stock, or out of the proceeds of a substantially concurrent sale of our capital stock (other than to any of our Subsidiaries); and (iii) the redemption or retirement of any Indebtedness subordinated to the Senior Notes by exchange for or out of the proceeds of the substantially concurrent sale (other than to any of our Subsidiaries) of our Indebtedness subordinated to the Senior Notes and permitted to be incurred in accordance with the "Limitation on Additional Indebtedness" covenant herein.

   Limitation on Liens. The Senior Notes Indenture provides that neither we nor any of our Subsidiaries may create, incur, assume or suffer to exist any lien upon any of our or their respective assets now owned or hereafter acquired (other than Permitted Liens), unless the Senior Notes also are equally and ratably secured by such lien.


   "Permitted Liens" shall include: (i) any lien existing as of and disclosed on the date of issuance of the Senior Notes; (ii) any lien on our assets securing Indebtedness under the FCC Loan Agreement; (iii) liens securing other Senior Indebtedness; (iv) any lien arising by reason of (a) any judgment, decree or order of any court, so long as such lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (b) taxes not yet delinquent or which are being contested in good faith; (c) security for payment of workers' compensation or other insurance; (d) security for the performance of tenders, contracts (other than contracts for the payment of money) or leases; (e) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business; (f) any liens created by operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; and (g) security for surety or appeal bonds; (v) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of CellStar or any of our Subsidiaries; (vi) leases and subleases of real property which do not interfere with the ordinary conduct of the business of CellStar or any of our Subsidiaries, and which are made on customary and usual terms applicable to similar properties; (vii) liens with respect to any Acquired Indebtedness, provided such liens do not extend to or cover any property or assets of CellStar or any of our Subsidiaries (other than the property or assets so acquired); (viii) liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a lien permitted under the Senior Notes Indenture and is permitted to be refinanced under the Senior Notes Indenture, provided that such liens do not extend to or cover any property or assets of CellStar or any of our Subsidiaries not securing the Indebtedness so refinanced; (ix) liens securing capitalized lease obligations, purchase money mortgages or pledges or other purchase money liens upon any property acquired by us or any of our Subsidiaries after the


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

issuance of the Senior Notes which are acquired or held by such entity in the ordinary course of business and are securing solely the purchase price or lease rental of such property or are Indebtedness incurred solely for the purpose of financing the acquisition or lease of such property (but only to the extent the Indebtedness secured by such liens shall otherwise be permitted under the covenants set forth herein); (x) any interest or title of a lessor or sublessor, or any lien in favor of a landlord, arising under any real or personal property lease under which we or any of our Subsidiaries are a lessee, sublessee or subtenant (other than any interest or title and or any lien securing any capitalized lease obligation); and (xi) other liens securing Indebtedness if the Indebtedness secured by the lien, plus all other Indebtedness secured by liens (excluding Indebtedness secured by liens permitted by (i) through (iii) above) at the time of determination does not exceed $20 million.

   The Attributable Debt in connection with Sale-Leaseback Transactions permitted in clause (ii) of the next covenant must be included in the determination and treated as Indebtedness secured by a lien not otherwise permitted by clauses (i) through (viii) above.

   Limitation on Sale-Leaseback Transactions. The Senior Notes Indenture provides that we will not, and will not permit any of our Subsidiaries to, enter into any Sale-Leaseback Transaction unless at least one of the following conditions is satisfied: (i) the lease is between us and any of our Wholly-Owned Subsidiaries or between any of our Wholly-Owned Subsidiaries; (ii) under the provision described in clause (x) of the preceding covenant, we or any of our Subsidiaries could create a lien on the property to secure Indebtedness at least equal in amount to the Attributable Debt in connection with the Sale-Leaseback Transaction; or (iii) we or any of our Subsidiaries within 90 days of the effective date of the Sale-Leaseback Transaction makes an optional prepayment in cash of any of its long-term senior Indebtedness (which may include the Senior Notes) at least equal in amount to the Attributable Debt in connection with the Sale-leaseback Transaction; provided, however, that the Indebtedness prepaid is not owned by us, any of our Subsidiaries or any of our Affiliates; provided further, however, that in connection with any such prepayment, we will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid.

   Limitation on Merger, Sale of Assets, etc. The Senior Notes Indenture provides that we will not consolidate, merge, sell or lease all or substantially all of our properties and assets (other than isolated transactions which do not exceed $5.0 million individually) to any other Person unless at the time and after giving effect to such transaction: (i) either (a) we will be the surviving corporation or (b) the surviving corporation is a United States corporation and expressly assumes by a supplemental indenture our obligations under the Senior Notes; (ii) we or such surviving corporation shall have a Consolidated Net Worth at least equal to our Consolidated Net Worth immediately prior to giving effect to such transaction; (iii) no default or event of default shall have occurred and be continuing; and (iv) on a pro forma basis we could incur $1.00 of additional Indebtedness pursuant to clause (iii) of the "Limitation on Additional Indebtedness" covenant.

   Disposition of Proceeds of Asset Sales. The Senior Notes Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, make any Asset Sale unless (i) we (or such Subsidiary, as the case may be) receive consideration at the time of such sale at least equal to the fair market value of the shares or assets sold or otherwise disposed of (which shall be as determined by our Board of Directors) and (ii) at least 50% of the consideration received from such sale or disposition is in the form of cash, cash equivalents, debt instruments or Indebtedness of CellStar or such Subsidiary assumed by the purchaser and we or such Subsidiary are released from such Indebtedness of the purchaser. If we or any of our Subsidiaries engage in any Asset Sales, we (or such Subsidiary, as the case may be) will either (a) use the Net Asset Sale Proceeds to permanently repay Senior Indebtedness, (b) within 270 days of such Asset Sale commit to invest or invest the Net Asset Sale Proceeds and, within 360 days of such Asset Sale, apply the Net Asset Sale Proceeds to acquire or construct similar properties and asset to be used in the business of CellStar and our Subsidiaries; or (c) use the remaining Net Asset Sale Proceeds to offer to purchase ratably the maximum principal amount of the Senior Notes that may be purchased out of such proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued interest to the date of payment. We may defer the offer to purchase Senior Notes until the aggregate Net Asset Sale Proceeds required to be applied to make such offer is at least $10 million at which time the entire amount shall be used to make the offer.

   Limitation on Transactions with Affiliates. The Senior Notes Indenture provides that we will not, and will not permit any of our Subsidiaries to, conduct any business or enter into any transaction with or for the benefit of an Affiliate (each an "Affiliate Transaction") other than any Permitted Subsidiary Transaction, except in good faith and on terms that are not less favorable to us or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from an unrelated Person. Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other market value in excess of $10 million shall be approved by our Board of Directors, such approval to be evidenced by a resolution stating that our Board of Directors has, in good faith, determined that such transaction complies with the foregoing provisions. The restrictions set forth in this covenant shall not apply to customary (i) directors' fees and (ii) employment agreements, consulting agreements and indemnification obligations.

   Securities and Exchange Commission Reports. The Senior Notes Indenture will provide that we will file with the Senior Notes Trustee and provide the holders of the Senior Notes, within 15 days after we file them with the Securities and Exchange Commission, copies of our annual report and other information, documents and other reports (or copies of such portions of any of the foregoing as the Securities and Exchange Commission may by rules and regulations prescribe) which we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 14(d) of the Exchange Act.

   Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will continue to file with the Securities and Exchange Commission and provide the Senior Notes Trustee and holders of the Senior Notes with such annual reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Securities and Exchange Commission may be rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Exchange Act.

Change of Control


   Upon the occurrence of a Change of Control, the Senior Notes Indenture requires us to offer to repurchase the Senior Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the then outstanding principal amount, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions of the Senior Notes Indenture.


   Within 30 days following any Change of Control, unless we have given the holders of the Senior Notes notice of our intention to redeem the Senior Notes pursuant to the provisions of the subsection entitled "Optional Redemption by CellStar," we shall send by first-class mail, postage prepaid, to the Senior Notes Trustee and to each holder of Senior Notes, at such holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a holder of Senior Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

   We will comply, to the extent applicable, with the requirements of Rule 13e-4 and 14e-1 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Senior Notes as described above.

   The Senior Notes Indenture requires that in the event of a Change of Control, prior to the mailing of the notice to the holders of the Senior Notes, but in any event within 30 days following any Change of Control, we (i) repay in full all of the Designated Senior Indebtedness and terminate all commitments thereunder or offer to do so and repay the Designated Senior Indebtedness and terminate all commitments of each lender who has accepted such offer or (ii) obtain the requisite consent under the Designated Senior Indebtedness to permit the repurchase of the Senior Notes as described above. We must first comply with the covenant described in the preceding sentence before we will be required to purchase Senior Notes in the event of a Change of Control.

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

   The occurrence of certain of the events that would constitute a Change of Control may constitute a default under our revolving credit facility. Our future indebtedness may contain prohibitions of certain events which would constitute a Change of Control or require us to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of Senior Notes of their right to require us to purchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of Senior Notes upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of the incumbent management.

Events of Default and Remedies

   An event of default is defined in the Senior Notes Indenture as being: (i) any default in payment of the principal of or premium, if any, on the Senior Notes when due at maturity, upon redemption or otherwise, including failure by us to purchase the Senior Notes when required as described under "Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Senior Notes Indenture); (ii) any default for 30 days in payment of any installment of interest on the Senior Notes (whether or not such payment shall be prohibited by the subordination provisions of the Senior Notes Indenture); (iii) any default by us for 60 days after notice in the observance or performance of any other covenants in the Senior Notes Indenture; (iv) failure by us or any of our Subsidiaries (a) to make any payment when due with respect to any Indebtedness under one or more classes or issues of Indebtedness in an aggregate principal amount of $20 million or more; or (b) to perform any term, covenant, condition or provision of one or more classes or issues of Indebtedness in an aggregate principal amount of $20 million more, which failure, in the case of this clause (b), results in an acceleration of the maturity of such Indebtedness; (v) any judgment or decree for the payment of money in excess of $15 million (to the extent not covered by insurance) is rendered against us or any of our Subsidiaries, and such judgment or decree shall remain undischarged or unstayed for a period of 60 days from entry of such judgment or decree; or (vi) certain events involving our bankruptcy, insolvency or reorganization or any of our significant subsidiaries, as defined in Rule 1- 02 of Regulation S-X promulgated under the Securities Act. The Senior Notes Indenture provides that the Senior Notes Trustee may withhold notice to the holders of Senior Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Senior Notes) if the Senior Notes Trustee in good faith considers it in the interest of the holders of Senior Notes to do so.

   The Senior Notes Indenture provides that if any event of default shall have occurred and be continuing, the Senior Notes Trustee or the holders of not less than 25% in principal amount of the Senior Notes then outstanding may declare the principal of and premium, if any, and accrued interest on the Senior Notes to be due and payable immediately, but if we cure all defaults (except the non-payment of interest on, premium, if any, and principal of any Senior Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Senior Notes then outstanding.

   The holders of a majority in principal amount of the Senior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Notes Trustee, subject to certain limitations specified in the Senior Notes Indenture. The Senior Notes Indenture provides that, subject to the duty of the Senior Notes Trustee following an event of default to act with the required standard of care, the Senior Notes Trustee will not be under an obligation to exercise any of its rights or powers under the Senior Notes Indenture at the request or direction of any of the holders of Senior Notes, unless the Senior Notes Trustee receives satisfactory indemnity against any associated loss, liability or expense.

Satisfaction and Discharge; Defeasance

   The Senior Notes Indenture will cease to be of further effect as to all outstanding Senior Notes (except as to (i) rights of registration of transfer and exchange and our right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Senior Notes, (iii) rights of holders of Senior Notes to receive payments of principal of, premium, if any, and interest on, the Senior

                                      48

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   Notes, (iv) rights, obligations and immunities of the Senior Notes Trustee under the Senior Notes Indenture and (v) rights of the holders of Senior Notes as beneficiaries of the Senior Notes Indenture with respect to the property so deposited with the Senior Notes Trustee payable to all or any of them), if (a) we will have paid or caused to be paid the principal of, premium, if any, and interest on the Senior Notes as and when the same will have become due and payable, (b) all outstanding Senior Notes (except lost, stolen or destroyed Senior Notes which have been replaced or paid) have been delivered to the Senior Notes Trustee for cancellation or (c) (x) the Senior Notes not previously delivered to the Senior Notes Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Senior Notes Trustee upon delivery of notice and (y) we will have irrevocably deposited with the Senior Notes Trustee, in trust, cash, in an amount sufficient to pay principal of, premium, if any, and interest on the outstanding Senior Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which we are a party or by which we are bound and we have delivered to the Senior Notes Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such satisfaction and discharge have been complied with.

   The Senior Notes Indenture will also cease to be in effect (except as described in clauses (i) through (v) in the immediately preceding paragraph) and the indebtedness on all outstanding Senior Notes will be discharged on the 123rd day after the irrevocable deposit by us with the Senior Notes Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Senior Notes, of cash, U.S. government obligations or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Senior Notes Trustee, to pay the principal of, premium, if any, and interest on the Senior Notes then outstanding in accordance with the terms of the Senior Notes Indenture and the Senior Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound, (ii) we have delivered to the Senior Notes Trustee an opinion of counsel stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Senior Notes Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by us and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) we have delivered to the Senior Notes Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) we have delivered to the Senior Notes Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the legal defeasance have been complied with.

   We may also be released from our obligations under the covenants described above under "Certain Covenants" and "Change of Control" with respect to the Senior Notes outstanding on the 123rd day after the irrevocable deposit by us with the Senior Notes Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Senior Notes, of cash, U.S. government obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Senior Notes Trustee, to pay the principal of, premium, if any, and interest on the Senior Notes then outstanding in accordance with the terms of the Senior Notes Indenture and the Senior Notes ("covenant defeasance"). Such covenant defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound, (ii) we have delivered to the Senior Notes Trustee an Officers' Certificate and an opinion of counsel to the effect that the holders of Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by us and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iii) we have delivered to the Senior Notes Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust

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

funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) we have delivered to the Senior Notes Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with. Following such covenant defeasance, we will no longer be required to comply with the obligations described above under "Certain Covenants" and will have no obligation to repurchase the Senior Notes pursuant to the provisions described under "Change of Control."

Modifications of the Senior Notes Indenture


   The Senior Notes Indenture contains provisions permitting us and the Senior Notes Trustee to (A) without the consent of the holders of Senior Notes, amend, waive or supplement the Senior Notes Indenture or the Notes to (i) waive ambiguities or make other changes which do not materially adversely affect the rights of the holders of Senior Notes, (ii) add covenants or provide additional benefits to the holders of Senior Notes, (iii) evidence the successor of CellStar and the assumptions of CellStar's obligations under the Senior Notes by such successor, (iv) provide for uncertificated Senior Notes, (v) make other changes which do not adversely affect the rights of the holders of Senior Notes or (vi) comply with the Trust Indenture Act or requirements of the SEC in qualifying the Senior Notes Indenture under the Trust Indenture Act, and (B) with the consent of the holders of at least a majority in principal amount of the outstanding Senior Notes, to modify the Senior Notes Indenture or any supplemental indenture or the rights of the holders of Senior Notes, except that any of the following modifications shall require the consent of all holders of the Senior Notes: (i) extend the fixed maturity of any Senior Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, (ii) modify the subordination provisions of the Senior Notes Indenture in a manner adverse to the holders of Senior Notes or (iii) reduce the aforesaid percentage of the aggregate principal amount of Senior Notes the holders of which are required to consent to any such modification or to waive compliance with certain provisions of the Senior Notes Indenture.


Concerning the Senior Notes Trustee

   We have appointed The Bank of New York, the Senior Notes Trustee under the Senior Notes Indenture, as the paying agent, conversion agent, registrar and custodian with regard to the Senior Notes. The Senior Notes Trustee and/or its affiliates may in the future provide banking and other services to us in the ordinary course of their respective businesses.

Certain Definitions

   "Acquired Indebtedness" means (i) with respect to any Person that becomes one of our Subsidiaries after the issuance of the Senior Notes, Indebtedness of such Person existing at the time such Person became one of our Subsidiaries that was not incurred in connection with, or in contemplation of, such Person becoming one of our Subsidiaries and (ii) with respect to us or any of our Subsidiaries, any Indebtedness assumed by us or any of our Subsidiaries in connection with the acquisition of an asset from another Person that was not incurred by such other Person in connection with, or in contemplation of, such acquisition.

   "Affiliate" means any specified Person or any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

   "Asset Sale" means any direct or indirect disposition to a Person other than us or any of our Subsidiaries of any property or asset of CellStar or any of our Subsidiaries, other than inventory in the ordinary course of business and other than such isolated transactions which do not exceed $5 million individually. For the purposes of this definition, the term "Asset Sale" shall not include sales of receivables not a part of a sale of the business from which they arose or any disposition of properties and assets of CellStar or any of our Subsidiaries that is governed under and complies with the covenant entitled "Restrictions on Merger, Sale of Assets, etc." or any sale of our capital stock.

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   "Attributable Debt" means leasehold and other obligations incurred in connection with Sale-Leaseback Transactions.

   "Bank Representative" means the agent or representative in respect of the Designated Senior Indebtedness; provided that if, and for so long as, the Designated Senior Indebtedness lacks such a representative, then the Bank Representative for the Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of the Designated Senior Indebtedness.

   "Change of Control" means an event or series of events in which (i) all or substantially all of our assets are sold, leased, exchanged or otherwise transferred to any Person or group of Persons acting in concert, other than any of our Affiliates or a trustee or other fiduciary holding securities under any of our employee benefit plans and acting in such capacity, (ii) we are merged or consolidated with or into another corporation with the effect that the existing equity holders hold less than 50% of the combined voting power of the then outstanding securities of the surviving corporation of such merger or the corporation resulting from such consolidation ordinarily (and apart from rights arising under special circumstances) having the right to vote in the election of directors, (c) a majority of our Board of Directors shall be replaced, over a two-year period, from the directors who constituted the Board of Directors at the beginning of such period, and such replacement shall not have been approved by a majority of the members of the Board of Directors as constituted at the beginning of such period (including for this purpose any new directors whose appointment or nomination for election to the Board of Directors was approved by a majority of the directors at the beginning of such period or whose nomination for election was previously approved), (d) a Person or group of Persons acting in concert, other than any of our Subsidiaries or a trustee or other fiduciary holding securities under any of our employee benefit plans and acting in such capacity, shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the, directly or indirectly, beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of our securities representing 50% or more of the combined voting power of our then outstanding securities ordinarily (and apart from rights arising under special circumstances) having the right to vote in the election of directors; provided, that the conversion of the Senior Convertible Notes shall not result in a Change of Control.

   "Consolidated Net Income" means, for any period, the aggregate of our net income or loss (excluding the income or loss generated by the exchange of our Existing Subordinated Notes pursuant to this prospectus) or of our Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles consistently applied, provided, that
(i) the net income of any Person in which we or any of our Subsidiaries have a joint interest with a third party (which interest does not cause the net income of such Person to be consolidated into our net income in accordance with generally accepted accounting principles) shall be included only to the extent of the amount of dividends or distributions paid to us or such Subsidiary, (ii) the net income of any of our Subsidiaries that is subject to any restriction or limitation on the payment of dividends or the making of other distributions shall be excluded to the extent of such restriction or limitation, (iii) any net non-cash gain (but not loss) resulting from an Asset Sale by us or any of our Subsidiaries other than in the ordinary course of business shall be excluded and (iv) extraordinary gains and losses (and any related tax effects) and any one-time increase or decrease to net income which is required to be recorded because of the adoption of new accounting policies, practices or standards required by generally accepted accounting principles shall be excluded.

   "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated equity represented by the shares of such Person's capital stock (other than Disqualified Stock) at such date, as determined on a consolidated basis in accordance with generally accepted accounting principles excluding the income or loss generated by the exchange of the Existing Subordinated Notes.

   "Designated Senior Indebtedness" means Senior Indebtedness under or in respect of our revolving credit facility as the same and related documents have been or may be amended, modified, renewed, extended, supplemented or restated from time to time, in whole or in part (and without limitation as to amount, terms, conditions, covenants and other provisions) and any agreements hereafter entered into in renewal, extension, supplement, restatement, replacement or other modification thereof, whether we are a borrower or guarantor thereunder and whether with any other agent, lender or group of lenders.

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   "Disqualified Stock" means any of our capital stock that is required to be redeemed in whole or in part or has a sinking fund payment due or, at the option of the holder of such capital stock, is required to be repurchased in whole or in part on or prior to the maturity of the Senior Notes.

   "EBITDA" means, for a period ending at the close of any fiscal quarter, the sum of (i) Consolidated Net Income for such period, plus (ii) to the extent deducted in determining Consolidated Net Income, the sum of all expenses of us and our Subsidiaries, on a consolidated basis, in accordance with generally accepted accounting principles for such period in respect of (a) depreciation,
(b) amortization, including, without limitation, amortization of capitalized debt issuance costs, (c) consolidated interest expense, (d) U.S. federal, state and foreign income taxes and (e) any other non-cash charges (including inventory writedowns or losses from disposals of business operations) to the extent deducted from Consolidated Net Income except for any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period. Notwithstanding the foregoing, the provision for taxes based on the income and profits of, and the depreciation, amortization and other non-cash charges of any of our Subsidiaries shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating the Consolidated Net Income and only if a corresponding amount could, at the date of determination, be paid as a dividend by such Subsidiary to us.


   "EBITDA Coverage Ratio" means the ratio of (i) EBITDA for the four fiscal quarters immediately preceding the determination date, to (ii) consolidated cash interest expense calculated in accordance with generally accepted accounting principles (including interest with respect to capitalized lease obligations but excluding interest with respect to Indebtedness of any Subsidiary that is subject to any restriction or limitation on the payment of dividends), capitalized interest and cash dividends paid on Disqualified Stock calculated on a pro forma basis for such four fiscal quarters.



   "FCC Loan Agreement" means that certain Loan and Security Agreement, dated as of September 28, 2001, entered into among CellStar, certain of our Subsidiaries, Foothill Capital Corporation, as Agent and a lender thereunder, and the lenders parties thereto, providing for working capital and other financing as the same may at any time, be amended, amended and restated, supplemented or otherwise modified, including any refinancing, refunding, replacement or extension thereof which provides for working capital and other financing, whether by the same or any other lender or group of lenders.


   "Indebtedness" means, with respect to any Person, (i) any liability, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by a note, debenture or similar instrument or letters of credit (including a purchase money obligation or other obligation relating to the deferred purchase price of property; (ii) any liability of others of the kind described in the preceding clause (i) which the Person has guaranteed or which is otherwise its legal liability (excluding vender financing); (iii) any obligation secured by a lien to which the property or assets of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability; (iv) all capitalized lease obligations and (v) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clause (i), (ii), (iii) or (iv).

   "Net Asset Sale Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations with respect to Indebtedness are financed or sold with recourse to us or any of our Subsidiaries) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale; (ii) provisions for all taxes payable as a result of such Asset Sale; (iii) payments made to retire Indebtedness secured by the assets subject to such Asset Sale to the extent required pursuant to their terms of such Indebtedness; and (iv) appropriate amounts to be provided by us or any of our Subsidiaries, as the case may be, as a reserve, in accordance with generally accepted accounting principles, against any liabilities associated with such Asset Sale

                                      52

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and retained by us or any of our Subsidiaries, as the case may be, after such
Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

   "Net Proceeds" means (i) in the case of any sale of capital stock by us, the aggregate net proceeds received by us, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the Board of Directors, at the time of receipt) and (ii) in the case of any exchange, exercise, conversion or surrender of our outstanding securities of any kind for or into shares of our capital stock which is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to us upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders).

   "Obligations"means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under, or with respect to, the Senior Notes or the Senior Notes Indenture, or both.

   "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.




   "Permitted Subsidiary Transaction" means a transaction between CellStar and a Subsidiary of CellStar or among Subsidiaries of CellStar, each such Subsidiary in either case not being encumbered or restricted as to its ability to (a) pay dividends, in cash or otherwise, or make any other distributions on its capital stock or any other interest or participation in, or measured by, its profits owned by, or pay any Indebtedness owed to, CellStar or any of our Subsidiaries, (b) make loans or advances to CellStar or any of our Subsidiaries or (c) transfer any of its properties or assets to CellStar or any of our Subsidiaries.


   "Restricted Payment" means (i) the declaration or payment of any dividend or any other distribution on our capital stock or of any of our Subsidiaries or any payment made to the direct or indirect holders (in their capacities as such) of our capital stock or of any of our Subsidiaries (other than (x) dividends or distributions payable solely in capital stock (other than Disqualified Stock) or in options, warrants or other rights to purchase capital stock (other than Disqualified Stock), and (y) in the case of our Subsidiaries, dividends or distributions payable to us or to any of our Subsidiaries); (ii) the purchase, redemption or other acquisition or retirement for value of any of our capital stock or of any of our Subsidiaries, (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Senior Notes (other than Indebtedness acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); and (iv) the making of any Investment other than an Investment permitted under clauses (i) through (v) of the Limitation on Investments, Loans and Advances covenant.

   "Sale-Leaseback Transaction" means any arrangement relating to the property owned as of or after the date of issuance of the Senior Notes whereby we or any of our Subsidiaries sell or transfer such property to a Person and lease such property back from such Person.


   "Senior Indebtedness" means, at any date, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition in bankruptcy at a rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on all indebtedness arising under the Credit Agreement and any of our Indebtedness whether outstanding on the date of issuance of the Senior Notes or thereafter incurred, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Senior Notes. Notwithstanding the foregoing, Senior Indebtedness


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shall not include (i) Indebtedness evidenced by the Senior Notes, (ii) any
Indebtedness which is subordinated or junior in right of payment to any of our other Indebtedness, (iii) to the extent it might constitute Indebtedness, any amount owing for goods, materials or services purchased in the ordinary course of business or constituting a trade payable,(iv) any of our Indebtedness to any of our Subsidiaries or any of our other Affiliates or any of such Affiliates' Subsidiaries, (v) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code or other applicable bankruptcy law, is without recourse to us, (vi) Indebtedness that is represented by Disqualified Stock, (vii) Indebtedness of or amounts owed by us for compensation to employees or for services rendered to us, (viii) any liability for federal, state, local or other taxes owed or owing by us, and
(ix) that portion of any Indebtedness which at the time of issuance is issued in violation of the Senior Notes Indenture. In addition, Senior Indebtedness shall not include the Senior Convertible Notes, which rank equally with the Senior Notes, or the Existing Notes, which are subordinate in right of payment to the prior payment in full of the Senior Notes.

   "Subsidiary" means (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time directly or indirectly, owned by us, by any of our Subsidiaries or by us and any of our Subsidiaries or (ii) any other Person (other than a corporation) in which we, any of our Subsidiaries or we and any of our Subsidiaries, directly or indirectly, at the date of determination thereof, have at least a majority ownership interest including majority-owned joint venture partnerships.

   "Wholly-Owned Subsidiary" means any of our Subsidiaries, 90% of the capital stock of which (other than capital stock representing any director's qualifying shares or investments by foreign nationals mandated by applicable law) is owned by us, by any of our Wholly-Owned Subsidiaries or by us and any of our Wholly-Owned Subsidiaries or majority-owned joint venture partnerships.

                  DESCRIPTION OF THE SENIOR CONVERTIBLE NOTES

   The Senior Convertible Notes will be issued under the Senior Convertible Notes Indenture (the "Senior Convertible Notes Indenture") between CellStar and The Bank of New York as trustee (the "Senior Convertible Notes Trustee"). We will provide a copy of the form of Senior Convertible Notes Indenture upon request. The terms of the Senior Convertible Notes Indenture are governed by certain provisions contained in the Trust Indenture Act. The following summaries of certain provisions of the Senior Convertible Notes and the Senior Convertible Notes Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Convertible Notes and the Senior Convertible Notes Indenture, including the definitions therein of certain terms that are not otherwise defined in this prospectus and those terms made a part of the Senior Convertible Notes Indenture by reference to the Trust Indenture Act as in effect on the date of the Senior Convertible Notes Indenture. Wherever particular provisions or defined terms of the Senior Convertible Notes Indenture (or of the form of the Senior Convertible Notes that is a part of the Senior Convertible Notes Indenture) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of the Senior Convertible Notes," "CellStar" refers to CellStar Corporation and does not, unless the context otherwise indicates, include our subsidiaries. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

General

   The Senior Convertible Notes are general, unsecured senior subordinated obligations of CellStar and are convertible into Common Stock as described below under "Conversion of Senior Convertible Notes." The Senior Convertible Notes are limited to $60,142,000 aggregate principal amount, will be issued in fully registered form only in denominations of $1,000 in principal amount or any multiple thereof and mature on November 30, 2002, unless earlier converted at the option of the holder. Upon maturity, the Senior Convertible Notes convert automatically into shares of Common Stock if we are not in default on any Indebtedness.

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   The Senior Convertible Notes Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of debt by CellStar or any of our Subsidiaries.


   The Senior Convertible Notes bear interest from the date of issue, at an annual rate of 5%, payable in arrears on August 15, 2002, to holders of record at the close of business on August 1, 2002 and at maturity. Interest is computed on the basis of a 360-day year composed of twelve 30-day months and is payable in cash or Common Stock, at our option. The value of any payment of interest in Common Stock will be determined by the average closing price of the Common Stock for the 20-day period prior to the interest payment.


   Senior Convertible Notes held in certificated form may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Senior Convertible Notes Trustee in New York, New York. Reference is made to the information set forth below under the subheading "Form, Denomination and Registration" for information as to the Senior Convertible Notes held as beneficial interests in one or more Global Notes (defined below).

Form, Denomination and Registration

   The Senior Convertible Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.


   Global Notes; Book-Entry Form. A recipient of Senior Convertible Notes pursuant to this prospectus will receive a beneficial interest in an unrestricted global note (the "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as the nominee of The Depository Trust Company. Except as set forth below, the record ownership of the Global Note may be transferred in whole or in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee.



   A holder of Senior Convertible Notes may hold its interest in the Global Note directly through The Depository Trust Company if such holder is a participant in The Depository Trust Company or indirectly through organizations that are participants in The Depository Trust Company (the "Participants"). Holders of Senior Convertible Notes who are not Participants may beneficially own interests in the Global Note held by The Depository Trust Company only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede & Co., as the nominee of The Depository Trust Company, is the registered owner of the Global Note, Cede & Co. for all purposes will be considered the sole holder of the Global Note. Owners of beneficial interests in the Global Note will be entitled to have certificates registered in their names and to receive physical delivery of certificates in physical form (a "Physical Note").



   Payments of interest on and the redemption and repurchase price of the Global Note will be made to Cede & Co., the nominee for The Depository Trust Company, as registered owner of the Global Note, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of us, the Senior Convertible Notes Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Payments of interest on and the redemption and repurchase price of the Physical Notes will be paid by check mailed to such holders entitled thereto on each interest payment date, each redemption date and each repurchase date, as applicable.


   We have been informed by The Depository Trust Company that, with respect to any payment of interest on, or the redemption or repurchase price of, the Global Note, The Depository Trust Company's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable therefor, with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note as shown on the records of The Depository Trust Company, unless The Depository Trust Company has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Physical Notes. A holder of Senior Convertible Notes that so requests will be issued Senior Convertible Notes in the form of a Physical Note and such interest in the Senior Convertible Notes will not be represented by a Global Note.

Subordination

   The payment of all Obligations is, to the extent set forth in the Senior Convertible Notes Indenture, subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness. Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full, in cash or cash equivalents, of all amounts due or to become due thereon before the holders of the Senior Convertible Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, cash equivalents, property, or securities, on or in respect of the Obligations, or for the acquisition of any of the Senior Convertible Notes for cash, cash equivalents, property or securities; and until all such amounts due or to become due with respect to all Senior Indebtedness are first paid in full, in cash or cash equivalents, any payment or distribution to which the holders of the Senior Convertible Notes would be entitled but for the subordination provisions of the Senior Convertible Notes Indenture will be made to the holders of Senior Indebtedness as their interests may appear.


   We also may not make any payment upon or in respect of the Senior Convertible Notes or acquire any of the Senior Convertible Notes for cash, cash equivalents, property, securities or otherwise if (a) a default in the payment of any obligations (a "Payment Default") on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any default occurs and is continuing with respect to any Senior Indebtedness resulting in the acceleration of maturity of all or any portion of such Senior Indebtedness. In addition, no payment on any of the Obligations shall be made if, and we shall not acquire any Senior Convertible Notes while, any other default (a "non-payment default") occurs and is continuing (or would occur upon any payment or distribution with respect to the Obligations) with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Senior Convertible Notes Trustee receives a notice of such default (a "Payment Blockage Notice") from the Bank Representative or the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Senior Convertible Notes may and shall be resumed
(i) in the case of a Payment Default, upon the date on which such default is cured to the satisfaction of the Bank Representative or, as applicable, representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding or waived to the satisfaction of the Bank Representative or, as applicable, representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding, or (ii) in the case of a non-payment default, 180 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured to the satisfaction of the Bank Representative or, as applicable, representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding or waived to the satisfaction of the Bank Representative or, as applicable, representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a creditor within 360 days after the receipt by the Senior Convertible Notes Trustee of any prior Payment Blockage Notice by or on behalf of such creditor. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Senior Convertible Notes Trustee shall be, or be made, the basis for a subsequent Payment


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Blockage Notice, unless such non- payment default shall have been cured to the satisfaction of the Bank Representative or, as applicable, representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding or waived to the satisfaction of the Bank Representative or, as applicable, representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding for a period of not less than 90 consecutive days.


   In the event that the Senior Convertible Notes Trustee (or paying agent if other than the Senior Convertible Notes Trustee) or any holder of Senior Convertible Notes receives any payment or distribution with respect to the Obligations at a time when such payment or distribution is prohibited under the Senior Convertible Notes Indenture, such payment or distribution shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is first paid in full, in cash or cash equivalents, and until the Senior Convertible Notes are paid in full, holders of Senior Convertible Notes shall be subrogated (equally and ratably with all other Indebtedness ranked equally with the Senior Convertible Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of Senior Convertible Notes have been applied to the payment of Senior Indebtedness.


   At January 8, 2002, we had $16.1 million of Senior Indebtedness outstanding under our revolving credit facility, and at November 30, 2001 our Subsidiaries had approximately $285.2 million of trade payables and other indebtedness outstanding. In addition, we expect to borrow $30.0 million under the revolving credit facility to fund the cash portion of the Exchange Offer consideration. Our domestic revolving credit facility provides for maximum borrowings of $85 million, subject to a borrowing base, and our foreign credit facilities provide for maximum borrowings of $100.3 million.


   Because of these subordination provisions, in the event of a liquidation or insolvency of us or any of our Subsidiaries, holders of Senior Convertible Notes may recover less, ratably, than the holders of Senior Indebtedness.

   No provision contained in the Senior Convertible Notes Indenture or the Senior Convertible Notes will affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Senior Convertible Notes. The subordination provisions of the Senior Convertible Notes Indenture and the Senior Convertible Notes will not prevent the occurrence of any default or event of default under the Senior Convertible Notes Indenture or limit the rights of the Senior Convertible Notes Trustee or any other holder, subject to the provisions of this subsection entitled "Subordination," to pursue any other rights or remedies with respect to the Senior Convertible Notes.

Conversion of Senior Convertible Notes


   The holders of Senior Convertible Notes will be entitled at any time prior to the maturity of the Senior Convertible Notes to convert any Senior Convertible Notes or portions thereof (in denominations of $1,000 in principal amount or integral multiples thereof) into Common Stock at a conversion price of $1.00, subject to adjustment as described below. Therefore, each $1,000 principal amount of Senior Convertible Notes is convertible into 1,000 shares of Common Stock, subject to adjustment as described below.


   Except as described below, no adjustment will be made on conversion of any Senior Convertible Notes for interest accrued thereon or for dividends paid on any Common Stock issued. Holders of Senior Convertible Notes at the close of business on a record date will be entitled to receive the interest payable on such Senior Convertible Note on the corresponding interest payment date. However, Senior Convertible Notes surrendered for conversion after the close of business on a record date, and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Senior Convertible Note is subject to redemption on a

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redemption date between such record date and the close of business on the corresponding interest payment date). The interest payment with respect to a Senior Convertible Note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding interest payment date will be payable on the corresponding interest payment date to the registered holder at the close of business on that record date (notwithstanding the conversion of such Senior Convertible Note before the close of business on the corresponding interest payment date) and a holder of Senior Convertible Notes who elects to convert need not include funds equal to the interest to be paid. We are not required to issue fractional shares of Common Stock upon conversion of Senior Convertible Notes and, in lieu thereof, will pay a cash adjustment based upon the average closing price of the Common Stock for the 20 consecutive trading days next preceding the day 5 days prior to the date of conversion.


   The conversion price is subject to adjustment (under formulae set forth in the Senior Convertible Notes Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them (for a period expiring within 45 days after the date fixed for determination of stockholders entitled to receive such rights, options or warrants) to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock or (iv) distributions to all holders of Common Stock of our capital stock (other than Common Stock) or evidences of our indebtedness or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (i) and (ii) above and dividends and distributions in connection with our liquidation, dissolution or winding up and dividends and distributions paid exclusively in cash). No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

   No adjustment will be made pursuant to clause (iv) of the preceding paragraph if we make proper provision for each holder of Senior Convertible Notes who converts a Senior Convertible Note to receive, in addition to the Common Stock issuable upon such conversion, the kind and amount of assets (including securities) if such holder had been a holder of the Common Stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by us to all holders of the Common Stock that entitle the holders thereof to purchase shares of our capital stock and that, until the occurrence of an event (a "Triggering Event"), (i) are deemed to be transferred with the Common Stock, (ii) are not exercisable and (iii) are also issued in respect of future issuances of Common Stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

   In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Senior Convertible Notes then outstanding will be entitled thereafter to convert such Senior Convertible Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Senior Convertible Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, after giving effect to any adjustment event, assuming that a holder of Senior Convertible Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

   We from time to time may, to the extent permitted by law, reduce the conversion price by any amount for any period temporary or otherwise, in which case we shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in our best interests, which

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determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to our stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain U.S. Federal Income Tax Considerations."

Concerning the Senior Convertible Notes Trustee

   We have appointed The Bank of New York, the Senior Convertible Notes Trustee under the Senior Convertible Notes Indenture, as the paying agent, conversion agent, registrar and custodian with regard to the Senior Convertible Notes. The Senior Convertible Notes Trustee and/or its affiliates may in the future provide banking and other services to us in the ordinary course of their respective businesses.

Certain Definitions


   "Bank Representative" means the agent or representative in respect of the Senior Indebtedness under the FCC Loan Agreement.



   "Disqualified Stock" means any of our capital stock that is required to be redeemed in whole or in part or has a sinking fund payment due or, at the option of the holder of such capital stock, is required to be repurchased in whole or in part on or prior to the maturity of the Senior Convertible Notes.


   "FCC Loan Agreement" means that certain Loan and Security Agreement, dated as of September 28, 2001, entered into among CellStar, certain of our Subsidiaries, Foothill Capital Corporation, as Agent and a lender thereunder, and lenders parties thereto, providing for working capital and other financing, as the same may at any time be amended, amended and restated, supplemented or otherwise modified, including any refinancing, refunding, replacement or extension thereof which provides for working capital and other financing, whether by the same or any other lender or group of lenders.


   "Indebtedness" means, with respect to any Person, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, debenture or similar instrument or letters of credit (including a purchase money obligation or other obligation relating to the deferred purchase price of property; (ii) any liability of others of the kind described in the preceding clause (i) which the Person has guaranteed or which is otherwise its legal liability (excluding vender financing); (iii) any obligation secured by a lien to which the property or assets of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability; (iv) all capitalized lease obligations and (v) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clause (i), (ii), (iii) or (iv).

   "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under, or with respect to, the Senior Convertible Notes or the Senior Convertible Notes Indenture, or both.

   "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.


   "Senior Indebtedness" means, at any date, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition in bankruptcy at a rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on all Indebtedness


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


arising under the FCC Loan Agreement and any of our other Indebtedness whether outstanding on the date of issuance of the Senior Convertible Notes or thereafter incurred, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Senior Convertible Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include (i) Indebtedness evidenced by the Senior Convertible Notes, (ii) any Indebtedness which is subordinated or junior in right of payment to any of our other Indebtedness, (iii) to the extent it might constitute Indebtedness, any amount owing for goods, materials or services purchased in the ordinary course of business or constituting a trade payable,(iv) any of our Indebtedness to any of our Subsidiaries or any of our other Affiliates or any of such Affiliates' Subsidiaries, (v) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code or other applicable bankruptcy law, is without recourse to us, (vi) Indebtedness that is represented by Disqualified Stock,
(vii) Indebtedness of or amounts owed by us for compensation to employees or for services rendered to us, (viii) any liability for federal, state, local or other taxes owed or owing by us, and (ix) that portion of any Indebtedness which at the time of issuance is issued in violation of the Senior Convertible Notes Indenture. In addition, Senior Indebtedness shall not include the Senior Notes, which rank equally with the Senior Convertible Notes, and the Existing Subordinated Notes, which are subordinated in right of payment to the prior payment in full of the Senior Convertible Notes.


                  DESCRIPTION OF EXISTING SUBORDINATED NOTES

   The Existing Notes were issued under the Existing Subordinated Notes indenture (the "Existing Subordinated Notes Indenture") between CellStar and The Bank of New York, as trustee (the "Existing Subordinated Notes Trustee"). We will provide a copy of the form of Existing Subordinated Notes Indenture upon request. The terms of the Existing Subordinated Notes Indenture are governed by certain provisions contained in the Trust Indenture Act. The following summaries of certain provisions of the Existing Subordinated Notes and the Existing Subordinated Notes Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Existing Subordinated Notes and the Existing Subordinated Notes Indenture, including the definitions therein of certain terms that are not otherwise defined in this prospectus and those terms made a part of the Existing Subordinated Notes Indenture by reference to the Trust Indenture Act as in effect on the date of the Existing Subordinated Notes Indenture. Wherever particular provisions or defined terms of the Existing Subordinated Notes Indenture (or of the form of Existing Subordinated Notes that is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of Existing Subordinated Notes," "CellStar" and "we" refer to CellStar Corporation only and do not, unless the context otherwise indicates, include our subsidiaries.

General

   The Existing Subordinated Notes are general, unsecured subordinated obligations of CellStar and are convertible into Common Stock as described below under the subheading "- Conversion of Existing Subordinated Notes." The Existing Subordinated Notes were issued in an aggregate principal amount of $150,000,000 and mature on October 15, 2002, unless earlier redeemed at our option or repurchased at the option of the holder upon a change of control.

   The Existing Subordinated Notes Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of debt by CellStar or any of our subsidiaries.

   The Existing Subordinated Notes bear interest from October 14, 1997, at an annual rate of 5%, payable semi-annually on each April 15 and October 15, commencing April 15, 1998, to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

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   Payments of principal on the Existing Subordinated Notes are payable, and
Existing Subordinated Notes held in certificated form may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Existing Subordinated Notes Trustee in New York, New York. Reference is made to the information set forth below under the subheading "- Form, Denomination and Registration" for information as to the Existing Subordinated Notes held as beneficial interests in one or more Global Notes.

Form, Denomination and Registration

   The Existing Subordinated Notes were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.


   Global Notes; Book-Entry Form. Existing Subordinated Notes initially held by "qualified institutional buyers" as defined in Rule 144A under the Securities Act were evidenced initially by a global note (the "144A Global Note") deposited with, or on behalf of The Depository Trust Company, and registered in the name of Cede & Co. ("Cede") as the nominee of The Depository Trust Company.


   Existing Subordinated Notes initially sold to persons in offshore transactions (each, a "Non-U.S. Person") in compliance with Regulation S under the Securities Act were evidenced initially by a global note (the "Regulation S Global Note") deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede as the nominee of The Depository Trust Company for the accounts of Euroclear and Cedel Bank. Existing Subordinated Notes sold to institutional "accredited investors" (as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) were evidenced initially by a global note (the "Institutional Accredited Investors Global Note") deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede as the nominee of The Depository Trust Company.

   In 1998, CellStar registered with the SEC under the Securities Act resales of the Existing Subordinated Notes by the holders of the Existing Subordinated Notes. The purchasers of Existing Subordinated Notes in those resales hold a beneficial interest in an unrestricted global note (the "Public Global Note") deposited with The Depository Trust Company and registered in the name of Cede, as the nominee of The Depository Trust Company. The 144A Global Note, the Regulation S Global Note, the Institutional Accredited Investor Global Note and the Public Global Note are referred to as the Global Notes. Except as set forth below, the record ownership of a Global Note may be transferred in whole or in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee.

   An Existing Subordinated Note holder may hold its interest in a Global Note directly through The Depository Trust Company if such holder is a participant in The Depository Trust Company or indirectly through organizations that are participants in The Depository Trust Company (the "Participants"). Holders who are not Participants may beneficially own interests in a Global Note held by The Depository Trust Company only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of The Depository Trust Company, is the registered owner of a Global Note, Cede for all purposes will be considered the sole holder of such Global Note. Owners of beneficial interests in a Global Note are entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form (a "Definitive Note").

   Payments of interest on and the redemption and repurchase price of the Global Notes have been and will be made to Cede, the nominee for The Depository Trust Company, as registered owner of the Global Notes, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of CellStar, the Existing Subordinated Notes Trustee or any paying agent has or will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Payments of interest on and the redemption and repurchase price of the Definitive Notes have been and will be paid by check mailed to such holders entitled thereto on each interest payment date, each redemption date and each repurchase date, as applicable.

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   CellStar has been informed by The Depository Trust Company that, with respect to any payment of interest on, or the redemption or repurchase price of, the Global Notes, The Depository Trust Company's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable, with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the applicable Global Note as shown on the records of The Depository Trust Company, unless The Depository Trust Company has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by a Global Note held through such Participant is the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Definitive Notes. A Holder of Existing Subordinated Notes that so requests will be issued Existing Subordinated Notes in the form of a Definitive Note and such interest in the Existing Subordinated Notes will not be represented by a Global Note.

Conversion of Existing Subordinated Notes

   The holders of Existing Subordinated Notes are entitled at any time through the close of business on October 11, 2002, subject to prior redemption or repurchase, to convert any Existing Subordinated Notes or portions thereof (in denominations of $1,000 in principal amount or integral multiples thereof) into Common Stock at a conversion price of $27.668 per share, subject to adjustment as described below; provided that in the case of Existing Subordinated Notes called for redemption, conversion rights will expire immediately prior to the close of business on the last business day before the date fixed for redemption, unless we default in payment of the redemption price. An Existing Subordinated Note (or portion thereof) in respect of which a holder is exercising its option to require repurchase upon a Change of Control (defined below) may be converted only if such holder withdraws its election to exercise such repurchase option in accordance with the terms of the Existing Subordinated Notes Indenture.

   Except as described below, no adjustment will be made on conversion of any Existing Subordinated Notes for interest accrued thereon or for dividends paid on any Common Stock issued. Holders of Existing Subordinated Notes at the close of business on a record date will be entitled to receive the interest payable on such Existing Subordinated Note on the corresponding interest payment date. However, Existing Subordinated Notes surrendered for conversion after the close of business on a record date, and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Existing Subordinated Note is subject to redemption on a redemption date between such record date and the close of business on the corresponding interest payment date). The interest payment with respect to an Existing Subordinated Note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding interest payment date will be payable on the corresponding interest payment date to the registered holder at the close of business on that record date (notwithstanding the conversion of such Existing Subordinated Note before the close of business on the corresponding interest payment date) and a holder of Existing Subordinated Notes who elects to convert need not include funds equal to the interest to be paid. We are not required to issue fractional shares of Common Stock upon conversion of Existing Subordinated Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the Common Stock on the last business day prior to the date of conversion.

   The conversion price is subject to adjustment (under formulae set forth in the Existing Subordinated Notes Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them (for a period expiring within 45 days after the date fixed for determination of stockholders entitled to receive such rights, options or warrants) to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of capital stock (other than Common Stock) or evidences of our

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indebtedness or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (i) and (ii) above and dividends and distributions in connection with our liquidation, dissolution or winding up and dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or in connection with our consolidation, merger or the sale of our assets as referred to in clause (ii) of the second paragraph below) to all holders of Common Stock in an aggregate amount that, together with (x) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of our market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution and (vi) the purchase of Common Stock pursuant to a tender offer made by us or any of our subsidiaries that involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of our market capitalization on the expiration of such tender offer. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

   No adjustment will be made pursuant to clause (iv) of the preceding paragraph if we make proper provision for each holder of Existing Subordinated Notes who converts an Existing Subordinated Note to receive, in addition to the Common Stock issuable upon such conversion, the kind and amount of assets (including securities) if such holder had been a holder of the Common Stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by us to all holders of the Common Stock that entitle the holders thereof to purchase shares of our capital stock and that, until the occurrence of an event (a "Triggering Event"), (i) are deemed to be transferred with the Common Stock, (ii) are not exercisable and (iii) are also issued in respect of future issuances of Common Stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

   In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Existing Subordinated Notes then outstanding will be entitled thereafter to convert such Existing Subordinated Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Existing Subordinated Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, after giving effect to any adjustment event, assuming that a holder of Existing Subordinated Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

   In the event of a taxable distribution to holders of Common Stock (or other transaction) that results in any adjustment of the conversion price, the holders of Existing Subordinated Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

   We may, from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if the Board

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of Directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to our stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Subordination

   The payment of all Obligations (defined below) is, to the extent set forth in the Existing Subordinated Notes Indenture, subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness (defined below). Upon any distribution to our creditors in our liquidation or dissolution of or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full, in cash or cash equivalents, of all amounts due or to become due thereon before the holders of the Existing Subordinated Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, cash equivalents, property or securities, on or in respect of the Obligations, or for the acquisition of any of the Existing Subordinated Notes for cash, cash equivalents, property or securities; and until all such amounts due or to become due with respect to all Senior Indebtedness are first paid in full, in cash or cash equivalents, any payment or distribution to which the holders of the Existing Subordinated Notes would be entitled but for the subordination provisions of the Existing Subordinated Notes Indenture will be made to the holders of Senior Indebtedness as their interests may appear.

   We also may not make any payment upon or in respect of the Existing Subordinated Notes or acquire any of the Existing Subordinated Notes for cash, cash equivalents, property, securities or otherwise if (a) a default in the payment of any obligations (a "Payment Default") on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any default occurs and is continuing with respect to any Senior Indebtedness resulting in the acceleration of maturity of all or any portion of such Senior Indebtedness. In addition, no payment on any of the Obligations shall be made if, and we shall not acquire any Existing Subordinated Notes while, any other default (a "non- payment default") occurs and is continuing (or would occur upon any payment or distribution with respect to the Obligations) with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Existing Subordinated Notes Trustee receives a notice of such default (a "Payment Blockage Notice") from the Bank Representative (defined below) or the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Existing Subordinated Notes may and shall be resumed (i) in the case of a Payment Default, upon the date on which such default is cured or waived, or (ii) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured or waived), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a creditor within 360 days after the receipt by the Existing Subordinated Notes Trustee of any prior Payment Blockage Notice by or on behalf of such creditor. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Existing Subordinated Notes Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such non-payment default shall have been cured or waived for a period of not less than 90 consecutive days.

   "Bank Representative" means the agent or representative in respect of the Designated Senior Indebtedness (defined below); provided that if, and for so long as, the Designated Senior Indebtedness lacks such a representative, then the Bank Representative for the Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of the Designated Senior Indebtedness.

   "Designated Senior Indebtedness" means Senior Indebtedness under or in respect of our revolving credit facility as the same and related documents have been or may be amended, modified, renewed, extended, supplemented or restated from time to time, in whole or in part (and without limitation as to amount, terms, conditions, covenants and other provisions) and any agreements hereafter entered into in renewal, extension, supplement, restatement, replacement or other modification thereof, whether the we are a borrower or guarantor thereunder and whether with any other agent, lender or group of lenders.

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   "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under, or with respect to, the Existing Subordinated Notes or the Existing Subordinated Notes Indenture, or both.

   "Senior Indebtedness" means the principal of, premium, if any, interest (including post-petition interest) on, and any other obligation or liability in respect of, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Existing Subordinated Notes Indenture or thereafter incurred, assumed, arising, guaranteed, issued or created: (a) indebtedness, matured or unmatured, whether or not contingent, of CellStar for money borrowed evidenced by notes or other written obligations; (b) any foreign exchange contract, option, hedge, interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect us or any of our subsidiaries against fluctuations in currency or interest rates; (c) indebtedness, matured or unmatured, whether or not contingent, of CellStar evidenced by notes, debentures, bonds or similar instruments, letters of credit or bankers' acceptances (or reimbursement agreements in respect thereof); (d) obligations of CellStar as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions; (e) the Designated Senior Indebtedness; (f) indebtedness of others of any of the kinds described in the preceding clauses (a) through (e) assumed or guaranteed by CellStar and (g) renewals, extensions, modifications, amendments, replacements, substitutions and refinancings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f), unless the agreement pursuant to which any such indebtedness described in clauses (a) through (g) is created, issued, assumed or guaranteed expressly provides that such indebtedness is not senior or superior in right of payment to the Existing Subordinated Notes; provided, however, that the following shall not constitute Senior Indebtedness: (i) any indebtedness or obligation of CellStar in respect of the Existing Subordinated Notes; (ii) any of our indebtedness to any of our subsidiaries or other affiliates; (iii) any indebtedness that is subordinated or junior in any respect to any of our other indebtedness other than indebtedness described in clauses (a) through (g) above; and (iv) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business. In the event that the Existing Subordinated Notes Trustee (or paying agent if other than the Existing Subordinated Notes Trustee) or any holder receives any payment or distribution with respect to the Obligations at a time when such payment or distribution is prohibited under the Existing Subordinated Notes Indenture, such payment or distribution shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is first paid in full, in cash or cash equivalents, and until the Existing Subordinated Notes are paid in full, holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Existing Subordinated Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders have been applied to the payment of Senior Indebtedness.


   At January 8, 2002, we had $16.1 million of Senior Indebtedness outstanding under the revolving credit facility, and at November 30, 2001 our subsidiaries had approximately $285.2 million of trade payables and other indebtedness outstanding. In addition, we expect to borrow $30.0 million under our revolving credit facility to fund the cash portion of the Exchange Offer consideration. The revolving credit facility provides for maximum borrowings of $85 million, subject to a borrowing base and our foreign credit facilities provide for maximum borrowings of $100.3 million. The Existing Subordinated Notes Indenture does not limit the amount of additional indebtedness that we or our subsidiaries can create, incur, assume or guarantee. In addition, the Existing Subordinated Notes will be subordinate to the Senior Notes and the Senior Convertible Notes. For more detail about the Senior Notes and Senior Convertible Notes, see the section of this prospectus titled "Description of Exchange Notes."


   Because of these subordination provisions, in the event of our liquidation or insolvency or any of our subsidiaries, holders of Existing Subordinated Notes may recover less, ratably, than the holders of Senior Indebtedness, including the Exchange Notes.

   No provision contained in the Existing Subordinated Notes Indenture or the Existing Subordinated Notes will affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any,

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and interest on the Existing Subordinated Notes. The subordination provisions of the Existing Subordinated Notes Indenture and the Existing Subordinated Notes will not prevent the occurrence of any Default (defined below) or Event of Default (defined below) under the Existing Subordinated Notes Indenture or limit the rights of the Existing Subordinated Notes Trustee or any other holder, subject to the provisions of this subsection entitled "Subordination," to pursue any other rights or remedies with respect to the Existing Subordinated Notes.

Our Optional Redemption

   The Existing Subordinated Notes may be redeemed at our option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, for 101% of the principal amount, together with accrued interest to the date fixed for redemption.

   If fewer than all the Existing Subordinated Notes are to be redeemed, the Existing Subordinated Notes Trustee will select the Existing Subordinated Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Existing Subordinated
Note is to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Existing Subordinated Notes is selected for partial redemption and such holder converts a portion of such Existing Subordinated Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Existing Subordinated Notes.

Change of Control

   Upon the occurrence of a Change of Control, each holder of Existing Subordinated Notes shall have the right to require that we repurchase such holder's Existing Subordinated Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions of the Existing Subordinated Notes Indenture.

   A "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than an Excluded Person (defined below), acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (the "Voting Stock") or (ii) we consolidate or merge with any other corporation or business entity, or convey, transfer or lease all or substantially all of our assets to any person, unless our stockholders immediately before such transaction own, directly or indirectly, at least 51% of the combined voting power of the outstanding voting securities of the corporation or business entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; provided, that a Change of Control shall not be deemed to have occurred if either (i) the closing price per share of the Common Stock for any 5 trading days within the period of 10 consecutive trading days ending immediately after the announcement of such Change of Control transaction shall equal or exceed 105% of the conversion price of the Existing Subordinated Notes in effect on the trading day on which such announcement is made or (ii) at least 90% of the consideration in the Change of Control transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market System, and as a result of such transaction, the Existing Subordinated Notes become convertible solely into such common stock; and provided further that no Change of Control shall be deemed to have occurred from a transfer of our voting securities by Alan H. Goldfield to (v) a member of his immediate family (within the meaning of Rule 16a-1(e) of the Exchange
Act) either during his lifetime or by will or the laws of descent and distribution; (w) any trust as to which he or a member (or members) of his immediate family is the beneficiary; (x) any trust as to which he is the settlor with sole power to revoke; (y) any entity over which he has the power, directly or indirectly, to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise; or (z) any charitable trust, foundation or corporation under Section 501(c)(3) of the Code that is funded by him.

   "Excluded Person" means (a) a trustee or other fiduciary holding securities under our employee benefit plan and acting in such capacity, and (b) a corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our voting securities.

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   Within 30 days following any Change of Control, unless we have given the holders notice of our intention to redeem the Existing Subordinated Notes pursuant to the provisions of the subsection entitled "Our Optional Redemption," we shall send by first-class mail, postage prepaid, to the Existing Subordinated Notes Trustee and to each holder of Existing Subordinated Notes, at such holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a holder of Existing Subordinated Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

   We will comply, to the extent applicable, with the requirements of Rule 13e-4 and 14e-1 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Existing Subordinated Notes as described above.

   The Existing Subordinated Notes Indenture requires that in the event of a Change of Control, prior to the delivering of the notice to the holders of the Existing Subordinated Notes, but in any event within 30 days following any Change of Control, we covenant to (i) repay in full all of the Designated Senior Indebtedness and terminate all commitments thereunder or offer to do so and repay the Designated Senior Indebtedness and terminate all commitments of each lender who has accepted such offer or (ii) obtain the requisite consent under the Designated Senior Indebtedness to permit the repurchase of the Existing Subordinated Notes as described above. We must first comply with the covenant described in the preceding sentence before we shall be required to purchase Existing Subordinated Notes in the event of a Change of Control.

   The occurrence of certain of the events that would constitute a Change of Control may constitute a default under the revolving credit facility. Our future indebtedness may contain prohibitions of certain events which would constitute a Change of Control or require us to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of Existing Subordinated Notes of their right to require us to purchase the Existing Subordinated Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of Existing Subordinated Notes upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage our takeover and the removal of the incumbent management.

Merger, Consolidation and Sale of Assets

   We shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our assets (determined on a consolidated basis) whether in a single transaction or a series of related transactions, to any person unless: (i) either we are the resulting or surviving person, or unless the resulting or surviving person or the person to whom such assets are transferred (in each case, the "Successor Company") is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not us) expressly assumes by a supplemental indenture, executed and delivered to the Existing Subordinated Notes Trustee, in form satisfactory to the Existing Subordinated Notes Trustee, all of our obligations under the Existing Subordinated Notes Indenture and the Existing Subordinated Notes, including the conversion rights described above under "Conversion of Existing Subordinated Notes," (ii) immediately after giving effect to such transaction no Event of Default has happened and is continuing and (iii) we deliver to the Existing Subordinated Notes Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Existing Subordinated Notes Indenture.

Events of Default and Remedies

   An Event of Default is defined in the Existing Subordinated Notes Indenture as being: (i) any default in payment of the principal of or premium, if any, on the Existing Subordinated Notes when due at maturity, upon

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redemption or otherwise, including our failure to purchase the Existing
Subordinated Notes when required as described under "Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Existing Subordinated Notes Indenture); (ii) any default for 30 days in payment of any installment of interest on the Existing Subordinated Notes (whether or not such payment shall be prohibited by the subordination provisions of the Existing Subordinated Notes Indenture); (iii) any default by us for 60 days after notice in the observance or performance of any other covenants in the Existing Subordinated Notes Indenture; (iv) an event of default occurs under any mortgage, indenture, guarantee or instrument under which our indebtedness or any of our subsidiaries is issued, secured or evidenced or payment is guaranteed, which default is caused by a Payment Default at final maturity or results in the acceleration of such indebtedness prior to its expressed maturity and the total principal amount of such indebtedness unpaid or accelerated exceeds $10.0 million and such Payment Default shall not have been cured or such acceleration rescinded within a ten-day period; (v) any judgment or decree for the payment of money in excess of $20.0 million (to the extent not covered by insurance) is rendered against us or one of our subsidiaries and such judgment or decree shall remain undischarged or unstayed for a period of 60 days from entry thereof; or (vi) certain events involving our bankruptcy, insolvency or reorganization or a significant subsidiary, as defined in Rule 1-02 of Regulation S-X, promulgated under the Securities Act. The Existing Subordinated Notes Indenture provides that the Existing Subordinated Notes Trustee may withhold notice to the holders of Existing Subordinated Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Existing Subordinated Notes) if the Existing Subordinated Notes Trustee in good faith considers it in the interest of the holders of Existing Subordinated Notes to do so.

   The Existing Subordinated Notes Indenture provides that if any Event of Default shall have occurred and be continuing, the Existing Subordinated Notes Trustee or the holders of not less than 25% in principal amount of the Existing Subordinated Notes then outstanding may declare the principal of and premium, if any, and accrued interest on the Existing Subordinated Notes to be due and payable immediately, but if we shall cure all defaults (except the non-payment of interest on, premium, if any, and principal of any Existing Subordinated Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Existing Subordinated Notes then outstanding.

   If the payment of the Existing Subordinated Notes is accelerated because of an Event of Default, we shall promptly notify the holders of the Designated Senior Indebtedness or the Bank Representative. We may not pay the Existing Subordinated Notes until five business days after such holders or the Bank Representative receive notice of such acceleration and, thereafter, may pay the Existing Subordinated Notes only if the subordination provisions of the Existing Subordinated Notes Indenture otherwise permit payment at that time.

   The holders of a majority in principal amount of the Existing Subordinated Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Existing Subordinated Notes Trustee, subject to certain limitations specified in the Existing Subordinated Notes Indenture. The Existing Subordinated Notes Indenture provides that, subject to the duty of the Existing Subordinated Notes Trustee following an Event of Default to act with the required standard of care, the Existing Subordinated Notes Trustee will not be under an obligation to exercise any of its rights or powers under the Existing Subordinated Notes Indenture at the request or direction of any of the holders, unless the Existing Subordinated Notes Trustee receives satisfactory indemnity against any associated loss, liability or expense.

Satisfaction and Discharge; Defeasance

   The Existing Subordinated Notes Indenture will cease to be of further effect as to all outstanding Existing Subordinated Notes (except as to (i) rights of registration of transfer and exchange and our right of optional redemption;
(ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Existing Subordinated Notes; (iii) rights of holders of Existing Subordinated Notes to receive payments of principal of, premium, if any, and interest on, the Existing Subordinated Notes; (iv) rights of holders of Existing Subordinated Notes to convert to Common Stock; (v) rights, obligations and immunities of the Existing Subordinated Notes Trustee under the Existing Subordinated Notes Indenture and (vi) rights of the holders of Existing Subordinated Notes as beneficiaries of the Existing Subordinated Notes Indenture with respect to the property so deposited with the Existing Subordinated Notes Trustee payable to all or any of them), if (A) we will have paid or caused to be paid

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the principal of, premium, if any, and interest on the Existing Subordinated
Notes as and when the same will have become due and payable or (B) all outstanding Existing Subordinated Notes (except lost, stolen or destroyed Existing Subordinated Notes which have been replaced or paid) have been delivered to the Existing Subordinated Notes Trustee for cancellation or (x) the Existing Subordinated Notes not previously delivered to the Existing Subordinated Notes Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Existing Subordinated Notes Trustee upon delivery of notice and (y) we will have irrevocably deposited with the Existing Subordinated Notes Trustee, in trust, cash, in an amount sufficient to pay principal of, premium, if any, and interest on the outstanding Existing Subordinated Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the we are a party or by which we are bound and we have delivered to the Existing Subordinated Notes Trustee an officers' certificate and an opinion of counsel, each stating that all conditions related to such satisfaction and discharge have been complied with.

   The Existing Subordinated Notes Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Existing Subordinated Notes will be discharged on the 123rd day after the irrevocable deposit by us with the Existing Subordinated Notes Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Existing Subordinated Notes, of cash, U.S. government obligations or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Existing Subordinated Notes Trustee, to pay the principal of, premium, if any, and interest on the Existing Subordinated Notes then outstanding in accordance with the terms of the Existing Subordinated Notes Indenture and the Existing Subordinated Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound, (ii) we have delivered to the Existing Subordinated Notes Trustee an opinion of counsel stating that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Existing Subordinated Notes Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Existing Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by us and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) we have delivered to the Existing Subordinated Notes Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) we have delivered to the Existing Subordinated Notes Trustee an officers' certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

   We may also be released from our obligations under the covenants described above under "Change of Control" and "Merger, Consolidation and Sale of Assets" with respect to the Existing Subordinated Notes outstanding on the 123rd day after the irrevocable deposit by us with the Existing Subordinated Notes Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Existing Subordinated Notes, of cash, U.S. government obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Existing Subordinated Notes Trustee, to pay the principal of, premium, if any, and interest on the Existing Subordinated Notes then outstanding in accordance with the terms of the Existing Subordinated Notes Indenture and the Existing Subordinated Notes ("Covenant Defeasance"). Such Covenant Defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound, (ii) we have has delivered to the Existing Subordinated Notes Trustee an officers' certificate and an opinion of counsel to the effect that the holders of Existing Subordinated Notes will not recognize income, gain or loss for federal income

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tax purposes as a result of such deposit and covenant defeasance by us and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and Covenant Defeasance had not occurred, (iii) we have delivered to the Existing Subordinated Notes Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) we have delivered to the Existing Subordinated Notes Trustee an officers' certificate and an opinion of counsel stating that all conditions related to the Covenant Defeasance have been complied with. Following such covenant defeasance, we will no longer be required to comply with the obligations described above under "Merger, Consolidation and Sale of Assets" and will have no obligation to repurchase the Existing Subordinated Notes pursuant to the provisions described under "Change of Control."

   Notwithstanding any satisfaction and discharge or defeasance of the Existing Subordinated Notes Indenture, our obligations described under "Conversion of Existing Subordinated Notes" will survive to the extent provided in the Existing Subordinated Notes Indenture until the Existing Subordinated Notes cease to be outstanding.

Modifications of the Existing Subordinated Notes Indenture

   The Existing Subordinated Notes Indenture contains provisions permitting us and the Existing Subordinated Notes Trustee, with the consent of the holders of not less than a majority in principal amount of the Existing Subordinated Notes at the time outstanding, to modify the Existing Subordinated Notes Indenture or any supplemental indenture or the rights of the holders of Existing Subordinated Notes, except that no such modification shall (i) extend the fixed maturity of any Existing Subordinated Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change our obligation to offer to repurchase the Existing Subordinated Notes upon the happening of a Change of Control, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Existing Subordinated Notes are payable, modify the subordination provisions of the Existing Subordinated Notes Indenture in a manner adverse to the holders of Existing Subordinated Notes or impair the right of holders to convert the Existing Subordinated Notes into Common Stock subject to the terms set forth in the Existing Subordinated Notes Indenture, without the consent of the holder of each Existing Subordinated Note so affected or (ii) reduce the aforesaid percentage of Existing Subordinated Notes, without the consent of the holders of all of the Existing Subordinated Notes then outstanding.

Concerning the Existing Subordinated Notes Trustee

   We have appointed The Bank of New York, the Existing Subordinated Notes Trustee under the Existing Subordinated Notes Indenture, as the paying agent, conversion agent, registrar and custodian with regard to the Existing Subordinated Notes. The Existing Subordinated Notes Trustee and/or its affiliates may in the future provide banking and other services to us in the ordinary course of their respective businesses. The Existing Subordinated Notes Trustee is also acting as the Exchange Agent with respect to the Exchange Offer.

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                         DESCRIPTION OF CAPITAL STOCK

   The following statements are brief summaries of provisions of CellStar's capital stock. The summaries are qualified in their entirety by reference to the full text of our Restated Certificate of Incorporation, as amended (the "CellStar Charter"), Amended and Restated Bylaws and the Delaware General Corporation Law.

   Under the CellStar Charter, our authorized capital stock consists of 200,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

Common Stock

   We are authorized to issue 200,000,000 shares of Common Stock, of which 60,142,221 shares were outstanding as of January 9, 2002. On December 20, 2001, there were 295 holders of record of the Common Stock. As of November 30, 2001, a total of 6,904,630 shares of Common Stock were issuable upon exercise of options granted pursuant to our equity compensation plans. Our stockholders will be asked to approve a one-for-five reverse stock split of our outstanding Common Stock to reduce the number of shares of our Common Stock issued and outstanding to 12,028,444 shares.

   Holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders and do not have cumulative voting rights. Each share of Common Stock is entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor and, upon liquidation, to share ratably in the net assets available for distribution, in each case subject to the rights of holders of our preferred stock. Shares of our Common Stock are not redeemable and have no statutory preemptive or similar rights. Our Common Stock currently outstanding is duly authorized, validly issued, fully paid and nonassessable.

Stockholder Rights Plan

  Rights

   On December 30, 1996, our Board of Directors declared a dividend of one right to purchase one one-thousandth of a share of Series A Preferred Stock for each outstanding share of our Common Stock, subject to adjustment, to the holders of record of our Common Stock on January 9, 1997, and authorized and directed the issuance of one such right with respect to each share of our Common Stock that shall become outstanding prior to the occurrence of certain terminating events. The rights have a purchase price of $26.67 per one one-thousandth of a share of Series A Preferred Stock. Each fractional share of the Series A Preferred Stock is essentially the economic equivalent of one share of Common Stock. Currently, the rights trade with the shares of Common Stock. The description and terms of the rights are set forth in a Rights Agreement between CellStar and Mellon Investor Services, L.L.C., f/k/a ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

   The Rights Agreement is designed to deter coercive takeover tactics and to otherwise encourage third parties interested in acquiring us to negotiate with our Board of Directors. The Rights Agreement achieves these goals by significantly diluting the ownership interest of a person who acquires a specified percentage of Common Stock.

   The rights will separate from the Common Stock and become exercisable upon the earlier of the following:

    . ten (10) business days after the public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding Common Stock (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) ("a 15% Holder"); or

    . ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming a 15% Holder.

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

   A person or group of persons will be considered to have acquired beneficial ownership of Common Stock if they have the power to vote or direct the voting of the Common Stock.

Expiration of Rights

   The rights will expire at the close of business on January 9, 2007, unless we redeem or exchange the rights before that date as described below.

Flip-in Events

   In the event that any of the following occurs:

    . we are the surviving corporation in a merger or other business combination with a person or group of affiliated or associated persons that is a 15% Holder (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer);

    . any person or group of affiliated or associated persons becomes a 15% Holder (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer), except pursuant to one of the following:

       . a consolidation or merger involving us or sale or transfer of the combined assets, cash flow or earning power of us and our subsidiaries that, in any case, is described below under the title "--Flip-over Events"; or

       . an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which the Board of Directors determines to be in the best interests of us and our stockholders; or

    . during any time that there is a 15% Holder there occurs any of the following:

       .  a reclassification of securities;

       .  our recapitalization ; or

       . any merger or consolidation of us with any of our subsidiaries, or any other transaction or series of transactions involving us or any of our subsidiaries, other than a transaction or series of transactions described below under the title "--Flip-over Events," which has the effect of increasing by more than 1% the proportionate share of any class of the outstanding equity securities of us or any of our subsidiaries beneficially owned by a person or group of affiliated or associated person that is a 15% Holder or any affiliate or associate of a 15% Holder (other than Existing Subordinated Note holders who beneficially own 15% or more of the outstanding Common Stock as a result of the Exchange Offer), then, each holder of a right other than a 15% Holder (other than Existing Subordinated Note Holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) will thereafter have the right to receive, upon exercise of such right, Common Stock or, in certain circumstances, cash, property or other securities of us, having a value equal to two times the purchase price of $26.67 per right. In other words, the stockholders, other than a 15% Holder, will be able to buy Common Stock at half price. However, the rights are not exercisable following the occurrence of any of the events described above until such time as the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by a person or group of affiliated or associated persons that is a 15% Holder (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) will be null and void.

Flip-over Events

   If, at any time following the public announcement that a person or group of affiliated persons (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) has become a 15% Holder, any of the following occurs:

    . we shall enter into a merger or other business combination transaction in which we are not the surviving corporation,

    . we are the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or

    . more than 50% of the combined assets, cash flow or earning power of us and our subsidiaries is sold or transferred to any person other than us or any of our subsidiaries,

then, each holder of a right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of $26.67 per right. In other words, the stockholders other than the 15% Holder will be able to buy common stock of the acquiring company at half price.

Exchange of Rights

   At any time after the first occurrence of an event described above under the title "--Flip-in Events" and prior to the acquisition by any person or group of 50% or more of the outstanding shares of Common Stock, our Board of Directors may, without payment of the purchase price of $26.67 per right by the holder of the right, exchange the rights (other than rights owned by the 15% Holder, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half the number of shares of Common Stock (or in certain circumstances preferred stock) for which a right is exercisable immediately prior to the time of our decision to exchange the rights.

Redemption of Rights

   At any time until the public announcement that a person (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) or group of affiliated persons has become a 15% Holder, we may redeem the rights in whole, but not in part, at a price of $0.001 per right (payable in cash, shares of Common Stock or other consideration deemed appropriate by our Board of Directors).

Rights as a Stockholder

   Until a right is exercised, the rights will not entitle the holder to any rights as a holder of Common Stock, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects

   The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in a manner that causes the rights to become exercisable. We believe, however, that the rights should neither affect any prospective offeror that is willing to negotiate with our Board of Directors nor interfere with any merger or other business combination approved by our Board of Directors.

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

Amendments to Rights Agreement

   Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by our Board of Directors prior to the date of the first public announcement that a person or group of affiliated persons (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) has become a 15% Holder. After the date of the first public announcement that a person or group of affiliated persons (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer) has become a 15% Holder, the provisions of the Rights Agreement may be amended by the Board of Directors to make changes which do not adversely affect the interest of holders of rights (excluding the interest of a 15% Holder (other than Existing Subordinated Note holders who beneficially own 15% or more of our outstanding Common Stock as a result of the Exchange Offer)) provided that no amendment may be made to the Rights Agreement that would cause the rights to become redeemable at a time when they are no longer redeemable.

Acquiring Copies of the Rights Agreement

   Copies of the Rights Agreement are available free of charge from the Rights Agent. The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Change of Control Provisions

  Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

   Certain provisions of the CellStar Charter and Amended and Restated Bylaws may have the effect of preventing, discouraging or delaying any change in the control of CellStar and may maintain the incumbency of the Board of Directors and management. We are authorized to issue 5,000,000 shares of preferred stock, none of which are outstanding as of the date of this prospectus. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of CellStar.

  Section 203 of the Delaware General Corporation Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market System, from engaging, under certain circumstances, in a "business combination" (which includes, without limitation, mergers, consolidations, stock sales and asset-based transactions) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203 of the Delaware General Corporation Law.

  Transfer Agent and Registrar

   Mellon Investor Services, L.L.C. of Dallas, Texas, serves as transfer agent and registrar for our Common Stock.

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

                                 OUR BUSINESS

   CellStar is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, North America, Latin America and Europe. We facilitate the effective and efficient distribution of handsets, related accessories, and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of our markets, we provide activation services that generate new subscribers for our wireless carrier customers.

   The "Asia-Pacific Region" consists of Taiwan, Singapore, The Philippines, Malaysia, Japan, Korea and the People's Republic of China, including Hong Kong. The "Latin American Region" consists of Mexico, Chile, Peru, Colombia, Argentina and the Company's Miami, Florida operations. Until we completed the sale of our Venezuela operations on December 26, 2000, Venezuela was included in the Latin American Region. The "European Region" consists of the United Kingdom, Sweden and The Netherlands. The "North American Region" consists of the United States.

   CellStar's distribution services include purchasing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. In addition, we offer our customers value-added services, including internet-based supply chain services (AOS On-Line/SM/), internet-based tracking and reporting, inventory management, marketing, prepaid wireless, product fulfillment, kitting and customized packaging, private labeling, light assembly, accounts receivable management and end-user support services. We also provide wireless activation services and operate retail locations in certain markets from which wireless communications products and accessories are marketed to the public.

   We market our products to wholesale purchasers using, among other methods, direct sales strategies, the internet, strategic account management, trade shows and trade journal advertising. We offer advertising allowances, ready-to-use advertising materials and displays, easy access to hard-to-find products, credit terms, a variety of name brand products and highly-responsive customer service.

   CellStar, a Delaware corporation, was formed in 1993 to hold the stock of National Auto Center, Inc., ("National Auto Center") a company that is now an operating subsidiary. National Auto Center was originally formed in 1981 to distribute and install automotive aftermarket products. In 1984, National Auto Center began offering wireless communications products and services. In 1989, National Auto Center became an authorized distributor of Motorola, Inc. ("Motorola") wireless handsets in certain portions of the United States. National Auto Center entered into similar arrangements with Motorola in the Latin American Region in 1991, and CellStar entered into similar arrangements with Motorola in the Asia-Pacific Region in 1994 and the European Region in 1996. We have also entered into similar distributor agreements with other manufacturers, including Nokia Mobile Phones, Inc. ("Nokia"), Ericsson Inc. ("Ericsson"), LG International Corp. Ltd. ("LG"), Samsung Telecommunications America, Inc. ("Samsung") and Kyocera Wireless Corp. ("Kyocera").

   Wireless communications technology encompasses wireless communications devices such as handheld, mobile and transportable handsets, pagers and two-way radios. Since its inception in 1983, the wireless handset market has grown rapidly until recently. Continued growth in the worldwide subscriber base and the convergence of existing and emerging technologies into a single multi-function handset connected to a wireless web should create significant new opportunities for us. We believe that the wireless communications industry should continue to grow for a number of reasons, including the following: economic growth, increased service availability and the lower cost of wireless service compared to conventional landline telephone systems. We also believe that advanced digital technologies have led to increases in the number of network operators and resellers, which have promoted greater competition for subscribers and, we believe, have resulted in increased demand for wireless communications products. Finally, the proliferation of new products is expected to lower prices, increase product selection and expand sales channels.

   CellStar's revenues grew at a 25.0% compound annual rate for the five fiscal years ended November 30, 2000, and increased 6.1% for the year ended November 30, 2000, compared to the prior fiscal year. We generated 79.8% of our revenues in 2000 from operations conducted outside the United States and 77.7% of our revenues for the nine months ended August 31, 2001.

Cautionary Statements

   Our success will depend upon, among other things, the ability to maintain our operating margins, continue to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms, service our indebtedness and meet convenant requirements, secure adequate financial resources, continually turn our inventories and accounts receivable, successfully manage growth (including monitoring operations, controlling costs, maintaining adequate information systems and effective inventory and credit controls), manage operations that are geographically dispersed, achieve significant penetration in existing and new geographic markets, and hire, train and retain qualified employees who can effectively manage and operate the business.

   CellStar's foreign operations are subject to various political and economic risks including, but not limited to, the following: political instability; economic instability; currency controls; currency devaluations; exchange rate fluctuations; potentially unstable channels of distribution; increased credit risks; export control laws that might limit the markets we can enter; inflation; changes in laws related to foreign ownership of businesses abroad; foreign tax laws; changes in cost of and access to capital; changes in import/export regulations, including enforcement policies; "gray market" resales; and tariff and freight rates. Political and other factors beyond our control, including trade disputes among nations or internal political or economic instability in any nation where we conduct business, could have a material adverse effect on us.

Asia-Pacific Region

   We believe that in the Asia-Pacific Region, primarily in China, demand for wireless communications services has been and should continue to be driven by an unsatisfied demand for basic phone service due to the lack of adequate landline service and limited wireless penetration. We believe that wireless systems in this region offer a more attractive alternative to landline systems because wireless systems do not require the substantial amount of time and investment in infrastructure (in the form of buried or overhead cables) associated with landline systems. Based on these and other factors, as well as the large population base and economic growth in this region, we believe that phone users should increasingly use wireless systems.

   CellStar offers wireless handsets and accessories manufactured by Original Equipment Manufacturers ("OEMs"), such as Motorola, LG and Nokia, and aftermarket accessories manufactured by a variety of suppliers. Throughout the Asia-Pacific Region, CellStar acts as a wholesale distributor of wireless handsets to large and small volume purchasers.

   CellStar (Asia) Corporation Limited ("CellStar Asia"), the oldest of our business units in the region, derives its revenue principally from wholesale sales of wireless handsets to Hong Kong-based companies that ship these products to the remainder of China.

   Shanghai CellStar International Trading Company, Ltd. ("CellStar Shanghai"), a wholly-owned, limited liability foreign trade company established in Shanghai, China, commenced domestic wholesale operations in China in 1997 using a local commodities exchange market as an intermediary, pursuant to an experimental initiative permitting market access as authorized by the Shanghai municipal government. CellStar Shanghai purchases wireless handsets locally manufactured by Motorola and Nokia and wholesales those products to distributors and retailers located throughout China. CellStar Shanghai has also entered into cooperative arrangements with certain local distributors that allow them to establish wholesale and retail operations using CellStar's trademarks. Under the terms of such arrangements, CellStar Shanghai provides services, sales support, training and access to promotional materials for use in their operations. As a result of these cooperative

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

arrangements, more than 1,000 retail points of sale in China display the CellStar name and trademarks. In exchange, those distributors agree to purchase most of their requirements of wireless handsets from CellStar Shanghai.

   CellStar Shanghai currently deals with numerous local distributors, including distributors located in the ten largest metropolitan areas in China. CellStar Shanghai leases warehouse, showroom and office space in the Pudong district of Shanghai, as well as two other warehouses in Beijing and Guangzhou. Although our business in the Asia-Pacific Region is predominantly wholesale, retail operations are also conducted in Singapore, Malaysia and Taiwan. Historically we have acted through wholly-owned subsidiaries in each of the countries in this region; however, some of the retail operations may be owned jointly with local partners, depending on the market and regulatory environment in the host country.

   CellStar commenced operations in Taiwan in 1995. CellStar entered the Singapore, The Philippines and Malaysia markets in 1995 and conducts wholesale and retail operations in each country. In Malaysia, we are a minority partner (49%) in a joint venture. Due to the continuing deterioration in the Malaysia market, we have entered into an agreement to divest our ownership interest in the Malaysia joint venture. In 2000, we established a wholly-owned subsidiary in Japan and an 80% owned subsidiary in Korea to locate and purchase product and to develop relationships with local handset manufacturers in those areas.

   The following table outlines CellStar's entry into the Asia-Pacific Region:

                                           Type of Operation
Country                    Year Entered (as of August 31, 2001)
-------                    ------------ -----------------------
Hong Kong.................     1993           Wholesale
Singapore.................     1995      Wholesale and Retail
The Philippines...........     1995           Wholesale
Malaysia..................     1995      Wholesale and Retail
Taiwan....................     1995      Wholesale and Retail
People's Republic of China     1997           Wholesale
Japan.....................     2000           Purchasing
Korea.....................     2000           Purchasing

   For the nine months ended August 31, 2001, we sold our products to over 200 wholesale customers in the Asia-Pacific Region (excluding customers of the CellStar's Malaysia joint venture), the ten largest of which accounted for approximately 37% of our consolidated revenues. We offer a broad product mix compatible with digital systems in the Asia-Pacific Region and anticipate that our product offerings will continue to expand with the evolution of new technologies as they become commercially viable.

   We market our products to a variety of wholesale purchasers, including retailers, exporters and wireless carriers, through our direct sales force and through trade shows. To penetrate local markets in certain countries, we have made use of subagent and license relationships.

North American Region

   In the United States, wireless communications services were developed as an alternative to conventional landline systems and have been among the fastest growing market segments in the communications industry. We believe that the U.S. market for wireless services should continue to expand due to the increasing affordability and availability of such services and shorter development cycles for new products and product and service enhancements. In addition, many wireless service providers are upgrading their existing systems from analog to digital technology as a result of capacity constraints in many of the larger wireless markets and to respond to competition. Digital technology offers certain advantages, such as improved overall average signal quality, improved call security, lower incremental costs for additional subscribers, and the ability to provide data transmission services.

   For the nine months ended August 31, 2001, we sold our products to approximately 1,250 customers in the North American Region, the ten largest of which accounted for approximately 12% of our consolidated revenues. We offer wireless handsets and accessories manufactured by OEMs, such as Motorola, Ericsson, Nokia, Kyocera, Sony Electronics Inc. ("Sony") and NEC Corporation ("NEC") and aftermarket accessories manufactured by a variety of suppliers. CellStar's distribution operations and value-added services complement these manufacturer distribution channels by allowing these manufacturers to sell and distribute their products to smaller volume purchasers and retailers.

   We offer a broad product mix in the United States, including products that are compatible with digital and analog systems and anticipate that our product offerings will continue to expand with the evolution of new technologies as they become commercially viable.

   CellStar continues to develop and enhance the functionality of our AOS On-Line and netXtreme/SM/ programs. These programs are proprietary, internet-based order entry and supply chain services software and systems designed to assist our customers in the submission of orders, the tracking of such orders and the analysis of business activities with CellStar. AOS On-Line and netXtreme greatly enhance a customer's ability to actively manage inventories and reduce supply chain delays. In addition, we assist customers in developing e-commerce platforms and solutions designed to enhance sales and reduce product delivery and activation delays.

   As of August 31, 2001, we operated two retail locations in the United States--one in Austin, Texas, and one in Houston, Texas.

Latin American Region

   As in the Asia-Pacific Region, we believe that demand for wireless communications services in the Latin American Region has been and should continue to be driven by an unsatisfied demand for basic phone service due to the lack of adequate landline service and to limited wireless penetration. We believe that wireless systems in this region offer a more attractive alternative to landline systems because wireless systems do not require the substantial amount of time and investment in infrastructure (in the form of buried or overhead cables) associated with landline systems. Based on these and other factors, as well as the large population base and economic growth in this region, CellStar believes that phone users should increasingly use wireless communications systems.

   In the Latin American Region, CellStar offers wireless communications handsets, related accessories and other wireless products manufactured by OEMs, such as Motorola, Nokia, Samsung, Kyocera and Ericsson, and aftermarket accessories manufactured by a variety of suppliers to carriers, mass merchandisers and other retailers. CellStar, through our Miami, Florida operations, acts as a wholesale distributor of wireless communications products in the Latin American Region to large volume purchasers, such as wireless carriers, as well as to smaller volume purchasers. As a result, our Miami operations are included in the Latin American Region.

   In the quarter ended May 31, 2000, we began phasing out a major portion of our redistributor business in Miami due to the volatility of such business, the relatively lower margins and higher credit risks. Redistributors are distributors without existing direct relationships with manufacturers and without long-term carrier or dealer/agent relationships. Such distributors purchase product on a spot basis to fulfill intermittent customer demand and do not have a long-term predictable product demand. Due to the reduction in the redistributor business and the increased availability of in-country manufactured product, we have experienced a significant decline in exports from our Miami operation and have restructured our Miami operation in 2001.

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

   Although our business in the Latin American Region is predominantly wholesale and value-added fulfillment services, we conduct retail operations in all countries. On November 30, 2001, CellStar operated 103 retail locations (including kiosks) in the Latin American Region, the majority of which are located in Colombia and Mexico. Historically we have acted through wholly-owned subsidiaries in each of the countries in this region. From 1998 until August 2000, we conducted our operations in Brazil primarily through a majority owned (51%) joint venture. After a review of our Brazil operations, we decided in the quarter ended May 31, 2000 to exit the Brazil market and divest our 51% interest in the joint venture based on the joint venture structure, foreign exchange risk, high cost of capital, alternative uses of capital, accumulated losses, and the prospect of ongoing losses. We completed divestiture of our 51% joint venture on August 25, 2000.

   CellStar decided during the quarter ended August 31, 2000, based on the current and future economic and political outlook in Venezuela, to divest our operations in Venezuela. We exited the Venezuela market on December 26, 2000.

   The following table outlines CellStar's entry into the Latin American Region:


                                                    Type of Operation
        Country                     Year Entered (as of August 31, 2001)
        -------                     ------------ -----------------------
        Mexico.....................     1991      Wholesale and Retail
        Chile......................     1993      Wholesale and Retail
        Venezuela (Exited Venezuela
          December 26, 2000).......     1993      Wholesale and Retail
        Colombia...................     1994      Wholesale and Retail
        Argentina..................     1995      Wholesale and Retail
        Peru.......................     1998      Wholesale and Retail

   For the nine months ended August 31, 2001, we sold our products to over 780 wholesale customers in the Latin American Region, the ten largest of which accounted for approximately 11% of CellStar's consolidated revenues in fiscal 2001. CellStar offers a broad product mix in the Latin American Region, including products that are compatible with digital and analog systems, and anticipates that our product offerings will continue to expand with the evolution of new technologies as they become commercially viable.

   We market our products through direct sales and advertising. In all markets except Peru, we use direct mailings and newspapers to promote our retail operations. To penetrate local markets, we have made use of subagent relationships in certain countries.

European Region

   CellStar acts as a wholesale distributor of wireless communications products in the European Region to large volume purchasers, such as wireless carriers and retailers, as well as to smaller volume purchasers. We use distribution facilities in Manchester, England, Stockholm, Sweden, and s'Hertogenbosch, The Netherlands, to serve customers in the European Region. In the European Region we offer wireless communications handsets, related accessories and other wireless products manufactured by OEMs such as Motorola, Nokia, and Ericsson, and aftermarket accessories manufactured by a variety of suppliers to carriers, mass merchandisers and other retailers. In 1999, we acquired Montana Telecommunications Group, B.V. in The Netherlands to expand our sales and market presence in The Netherlands, Belgium and Luxembourg.

   In April 2000, we curtailed a significant portion of our U.K. international trading operations following third party theft and fraud losses. Trading in wireless handsets involves the purchase of wireless handsets from sources other than the manufacturers or network operators (i.e., trading companies) and the sale of those handsets to other

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

trading companies. The curtailment in our trading activities had a significant impact on revenues and profit for our U.K. operation and on the European Region as a whole.

   Although our business in the European Region is predominantly wholesale, we have one retail location in The Netherlands. CellStar has historically acted through wholly-owned subsidiaries in each of the countries in this region. The following table outlines CellStar's entry into the European Region:

                                Type of Operation
Country         Year Entered (as of August 31, 2001)
-------         ------------ -----------------------
United Kingdom.     1996           Wholesale
Sweden.........     1998           Wholesale
The Netherlands     1999      Wholesale and Retail

   For the nine months ended August 31, 2001, we sold our products to approximately 1,000 wholesale customers in the European Region, the ten largest of which accounted for approximately 2% of CellStar's consolidated revenues. CellStar offers a broad product mix compatible with digital systems in the European Region and anticipates that our product offerings will continue to expand with the evolution of new technologies as they become commercially viable.

   We market our products through direct sales, catalogues and advertising.

Industry Relationships

   CellStar has established strong relationships with leading wireless equipment manufacturers and wireless service carriers. Although we purchased our products from more than 15 suppliers in fiscal 2000, the majority of our purchases were from Motorola, Nokia, Ericsson, LG, Samsung and Kyocera. For the nine months ended August 31, 2001, Motorola and Nokia accounted for approximately 75% of our product purchases.

   CellStar has various supply contracts with terms of approximately one year with Motorola, Nokia, Ericsson, Samsung, Kyocera, NEC, LG and Sony that specify territories, minimum purchase levels, pricing and payment terms. These contracts typically provide us with "price protection," or the right to receive the benefit of price decreases on products currently in our inventory if we purchased such products within a specified period of time prior to the effective date of the price decrease.

   CellStar's expansion has been due to several factors, one of which is our relationship with Motorola, historically one of the largest manufacturers of wireless products in the world and our largest supplier. In July 1995, Motorola purchased a split-adjusted 2,089,312 shares of CellStar's outstanding common stock. We believe our relationship with Motorola and our other suppliers should enable us to continue to offer a wide variety of wireless communications products in all markets. While we believe that our relationship with Motorola and other significant vendors is satisfactory, there can be no assurance that these relationships will continue.

   The loss of Motorola, Nokia or any other significant vendor or a substantial price increase imposed by any vendor or a shortage or oversupply of product available from its vendors could have a materially adverse impact on us. No assurance can be given that product shortages or product surplus will not occur in the future.

Asset Management

   CellStar continues to invest in and focus on technology to improve financial and information control systems. CellStar expanded and extended its technology tools to improve financial and information control systems during 2001. These initiatives included: (i) implementation of virtual private network capabilities for Asian and Latin America sites to increase our wide area network performance, (ii) adding several new service levels to NetXtreme our customer portal (catalog, invoice management, FTP services, order status and Dataport), (iii) extension of our customer data warehouse capabilities including full order life cycle analysis and perpetual

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

inventory reconciliation, (iv) expanding EDI processing for both customer and vendor relationships (v) expansion of our system integration capabilities especially with our direct to consumer customers. One result of CellStar's technology investment is that our e-commerce tools process over 50% of all US orders and virtually all orders in the People's Republic of China. These initiatives will continue to position CellStar to take advantage of the market trends with internet-based commerce and further provide opportunities to integrate our systems with those of our customers.

   We purchase our products from more than 15 suppliers that ship directly to our warehouse or distribution facilities. Inventory purchases are based on quality, price, service, market demand, product availability and brand recognition. Certain of our major vendors provide us with favorable purchasing terms, including price protection credits, stock balancing, increased product availability and cooperative advertising and marketing allowances. We provide stock balancing to certain of our customers.

   Inventory control is important to our ability to maintain our margins while offering customers competitive prices and rapid delivery of a wide variety of products. We use our integrated management information technology systems, specifically our inventory management, electronic purchase order and sales modules (AOS On-Line and netXtreme), to help manage inventory and sales margins.

   Typically, we ship our products within 24 hours from receipt of customer orders and, therefore, backlog is not considered material to our business.

   The market for wireless products is characterized by rapidly changing technology and frequent new product introductions, often resulting in product obsolescence or short product life cycles. Our success depends in large part upon our ability to anticipate and adapt our business to such technological changes. There can be no assurance that we will be able to identify, obtain and offer products necessary to remain competitive or that competitors or manufacturers of wireless communications products will not market products that have perceived advantages over our products or that render our products obsolete or less marketable. We maintain a significant investment in our product inventory and, therefore, are subject to the risks of inventory obsolescence and excessive inventory levels. We attempt to limit these risks by managing inventory turns and by entering into arrangements with our vendors, including price protection credits and return privileges for slow-moving products. Our significant inventory investment in our international operations exposes us to certain political and economic risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--International Operations.

Significant Trademarks

   We market certain of our products under the trade name CellStar. We have registered our trade name on the Principal Register of the United States Patent and Trademark Office and have registered or applied for registration of our trade name in certain foreign jurisdictions. We also have filed for registrations of our other trade names in the United States and other jurisdictions where we do business.

Competition

   CellStar operates in a highly competitive environment and believes that such competition will intensify in the future. We compete primarily on the basis of inventory availability and selection, delivery time, service and price. Many of our competitors are larger and have greater capital and management resources than we do. In addition, potential users of wireless systems may find their communications needs satisfied by other current and developing technologies. CellStar's ability to remain competitive will therefore depend upon our ability to anticipate and adapt our business to such technological changes. There can be no assurance that we will be successful in anticipating and adapting to such technological changes.

   In the current U.S. wireless communications products market, our primary competitors are manufacturers, wireless carriers and other independent distributors such as Brightpoint, Inc. We also compete with logistics companies.

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

   Our competitors in the Asia-Pacific, Latin American and European Regions include manufacturers, national carriers that have retail outlets with direct end-user access, and U.S. and foreign-based exporters and distributors. We are also subject to competition from gray market activities by third parties that are legal, but are not authorized by manufacturers, or that are illegal (e.g., activities that avoid applicable duties or taxes). In addition, we compete for activation fees and residual fees with agents and subagents for the wireless carriers.

Employees

   As of November 30, 2001, CellStar had approximately 1,300 employees worldwide. In Mexico and Argentina, approximately 220 employees are subject to labor agreements. We have never experienced any material labor disruption and are unaware of any efforts or plans to organize additional employees. Management believes that its labor relations are satisfactory.

Properties

   As of November 30, 2001, CellStar had a total of 22 operating facilities in the Asia-Pacific Region (including kiosks, but not including facilities of our Malaysia joint venture), 20 of which were leased, a total of 118 operating facilities in the Latin American Region (including kiosks), all but one of which were leased, and a total of 5 operating facilities in the European Region (including kiosks), all of which were leased. These facilities serve as offices, warehouses, distribution centers or retail locations.

   Our corporate headquarters and principal North American Region distribution facility is located at 1730 and 1728 Briercroft Court in Carrollton, Texas. Both facilities are owned by CellStar. As of November 30, 2001, we had three other operating facilities in the North American Region, all of which were leased.

   CellStar believes that suitable additional space will be available, if necessary, to accommodate future expansion of our operations.

Legal Proceedings

   CellStar is a party to various claims, legal actions and complaints arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on our consolidated financial condition or results of our operations.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   None.

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                      SELECTED HISTORICAL FINANCIAL DATA

   The following selected historical financial information is derived from and should be read in conjunction with our audited consolidated financial statements for each of the years in the three-year period ended November 30, 2000, and our unaudited condensed consolidated financial statements for the nine months ended August 31, 2001 and 2000 included elsewhere in this prospectus. Information for the years ended November 30, 1996 and 1997 is derived from the audited consolidated financial statements not included in this prospectus.

                                                                                                    Nine Months Ended
                                                                                                       August 31,
                                                       Fiscal Year Ended November 30,                  (Unaudited)
                                            ----------------------------------------------------  --------------------
                                              1996      1997       1998       1999       2000       2000       2001
                                            --------  ---------  ---------  ---------  ---------  ---------  ---------
                                                         (Dollars in thousands, except per share amounts)
Statement of Operations Data:
  Revenues................................. $947,601  1,482,814  1,995,850  2,333,805  2,475,682  1,781,022  1,828,533
  Cost of sales............................  810,000  1,325,488  1,823,075  2,140,375  2,364,197  1,706,325  1,728,404
                                            --------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.............................  137,601    157,326    172,775    193,430    111,485     74,697    100,129
  Operating expenses:
   Selling, general and administrative
    expenses...............................  135,585     81,319    116,747    111,613    169,232    124,113     80,856
   Impairment of assets....................       --         --         --      5,480     12,339      4,930         --
   Separation agreement....................       --         --         --         --         --         --      5,680
   Lawsuit settlement......................       --         --      7,577         --         --         --         --
   Restructuring charge....................       --         --         --      3,639       (157)      (157)       750
                                            --------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss)..................    2,016     76,007     48,451     72,698    (69,929)   (54,189)    12,843
  Other income (expense):
   Interest expense........................   (8,350)    (7,776)   (14,446)   (19,027)   (19,113)   (14,449)   (12,497)
   Impairment of investment................       --         --         --         --         --         --     (2,215)
   Equity in income (loss) of affiliated
    companies, net.........................     (219)       465    (28,448)    31,933     (1,805)      (789)      (822)
   Gain on sale of assets..................      128         --         --      8,774      6,200      6,200        933
   Other, net..............................     (441)     2,260      1,389     (1,876)       932        722      4,349
                                            --------  ---------  ---------  ---------  ---------  ---------  ---------
  Total other income (expense).............   (8,882)    (5,051)   (41,505)    19,804    (13,786)    (8,316)   (10,252)
                                            --------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes........   (6,866)    70,956      6,946     92,502    (83,715)   (62,505)     2,591
  Provision (benefit) for income taxes.....     (453)    17,323     (7,418)    23,415    (20,756)   (15,622)       648
                                            --------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)........................ $ (6,413)    53,633     14,364     69,087    (62,959)   (46,883)     1,943
                                            ========  =========  =========  =========  =========  =========  =========
  Net income (loss) per share:
   Basic................................... $  (0.11)      0.92       0.24       1.16      (1.05)     (0.78)      0.03
   Diluted................................. $  (0.11)      0.89       0.24       1.12      (1.05)     (0.78)      0.03
  Weighted average number of shares:
   Basic...................................   57,821     58,144     58,865     59,757     60,131     60,128     60,142
   Diluted.................................   57,821     60,851     60,656     65,589     60,131     60,128     60,150
Operating Data:
  International revenues, including export
   sales, as a percentage of revenues......     64.0%      66.7       76.3       83.8       79.8       81.1       77.7
  Ratio of earnings to fixed charges/(a)/..       --       8.72       1.43       5.36         --         --       1.19
Balance Sheet Data:
  Working capital.......................... $ 71,365    259,954    259,923    332,841    264,380    291,083    273,169
  Total assets.............................  298,551    497,111    775,525    706,438    858,824    745,456    610,859
  Notes payable and current portion
   of long-term debt.......................   56,704         --     85,023     50,609    127,128    109,720     50,912
  Long-term debt, less current portion.....    6,285    150,000    150,000    150,000    150,000    150,000    150,000
  Stockholders' equity.....................  104,263    160,865    177,791    250,524    185,583    204,642    186,612
Book value per share.......................     1.80       2.75       3.02       4.17       3.09       3.40       3.10

--------

(a) For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the years ended November 30, 2000 and November 30, 1996, earnings were inadequate to cover fixed charges by $83.7 million and $6.9 million respectively. For the nine months ended August 31, 2000, earnings were inadequate to cover fixed charges by $62.5 million.

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   We reported a net loss of $5.8 million, or $0.10 per diluted share, for the third quarter of 2001, compared with a net loss of $13.9 million, or $0.23 per diluted share, for the same quarter last year. Revenues for the quarter ended August 31, 2001, were $610.5 million, a decrease of $19.3 million compared to $629.8 million in 2000. Excluding revenues of $34.0 million in the third quarter of 2000 from a major account in North America that has since been converted to a consignment basis, revenues increased 2.5% in the current year third quarter. Gross profit increased from $23.3 million in 2000 to $31.1 million in 2001. Selling, general and administrative expenses for the third quarter of 2001 were $28.7 million compared to $33.8 million in 2000.

   We announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and CEO and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994 became Chairman of the Board, and Terry S. Parker, a member of the Board of Directors and a former President and Chief Operating Officer of CellStar, rejoined the Company as Chief Executive Officer. We recorded expense of $5.7 million in the third quarter of 2001 related to the separation agreement between us and Alan
H. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.


   We are currently evaluating the recoverability of a value-added tax receivable of approximately $5.0 million related to our Mexico operations, recorded in our consolidated financial statements as a prepaid asset. To the extent we determine this receivable is not recoverable, our financial statements could be adversely affected. Except for the possible impact of this receivable, there have not been any material adverse changes to our financial condition and/or results of operations during the quarter end November 30, 2001.


   On October 15, 2001, we announced that our results for the three and six months ended May 31, 2001 would be restated to reflect certain accounting adjustments. In October 2001, we received an inquiry from the SEC requesting information concerning the restatement of earnings for the quarter ended May 31, 2001. We believe that we have fully responded to such request.

   From 1996 through 2000, CellStar's revenues grew from $947.6 million to $2,475.7 million. Sales of wireless communications products have increased primarily as a result of greater market penetration due in part to decreasing unit prices and service costs. During 2000, CellStar divested our majority interest in our Brazil joint venture, announced our intent to divest our Venezuela operations, phased out a major portion of our North America and Miami redistributor business, and substantially reduced our international trading operations conducted by our U.K. subsidiary. In addition, we experienced a decline in gross margins in 2000 primarily due to competitive margin pressures and a shift in geographic revenue mix. We also experienced an increase in bad debt expense of $41.1 million in 2000. As a result, we incurred a net loss of $1.05 per diluted share in 2000, compared to net income of $1.12 per diluted share in 1999.

   On June 28, 2001, CellStar announced that the results for its year ended November 30, 2000 would be restated to reflect certain accounting adjustments. The restatement increases the previously reported net loss by $3.5 million ($0.06 per diluted share) from $59.4 million ($0.99 per diluted share) to $63.0 million ($1.05 per diluted share). CellStar determined in the second quarter of fiscal 2001 that we had incorrectly included as a reduction of cost of sales certain credits received from vendors for returned inventory.

   The accounting adjustments required us to restate our consolidated financial statements as of November 30, 2000, increase accounts payable by $5.5 million, increase deferred income tax assets by $2.0 million, and reduce retained earnings by $3.5 million. For the year ended November 30, 2000 the accounting adjustments increased cost of sales by $5.5 million and increased the income tax benefit by $2.0 million.

   CellStar derives substantially all revenues from net product sales, which includes sales of handsets and other wireless communications products. We also derive revenues from value-added services, including activations,

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

residual income, and prepaid wireless services. Value-added service revenues include fulfillment service fees, handling fees and assembly revenues. Activation income includes commissions paid by a wireless carrier to CellStar when a customer initially subscribes for the carrier's wireless service through us. Residual income includes payments received from carriers based on the wireless handset usage by a customer we activated.

Third Quarter 2001

  Three Months Ended August 31, 2001 Compared to Three Months Ended August 31, 2000

   Revenues. CellStar's revenues decreased $19.3 million, or 3.1%, from $629.8 million to $610.5 million.

   Revenues in the Asia-Pacific Region increased $60.9 million, or 22.5%, from $270.8 million to $331.7 million. Our operations in the People's Republic of China, including Hong Kong provided $291.0 million in revenues, an increase of $105.4 million, or 56.8%, from $185.6 million. Growth in China, where market penetration of handsets is approximately 10% of the total population, is being driven by the addition of new wireless subscribers. Revenues from our operations in Singapore increased $11.9 million to $24.4 million, or 95.5%, due to third party subsidies and sales of two products for which we have exclusive rights. Revenues from Taiwan decreased $55.7 million, or 90.9% to $5.6 million. Our operations in Taiwan continue to be affected by economic and political turmoil in the country. In addition, our supplier base in Taiwan is limited and there are no compelling new products from our major supplier.

   North American Region revenues were $155.6 million compared to $155.7 million in 2000. Early in the first quarter of 2001, we converted a major U.S. account to a consignment basis with fulfillment fees, which will reduce revenue potential for the 2001 fiscal year by approximately $100 million. Revenues for the third quarter of 2000 on a comparable basis were $121.6 million. The conversion to consignment is expected to have minimal impact on net income, but will reduce inventory risk and the need for working capital. The increase on a comparable basis was primarily attributable to market expansion by a regional carrier customer.

   CellStar's operations in the Latin America Region provided $69.5 million of revenues, compared to $136.6 million in 2000, a 49.1% decrease. Revenues in Mexico, the region's largest revenue contributor, were $41.5 million compared to $78.2 million in 2000, which benefitted from strong carrier promotions. The decrease was also due to reduced business with major carrier customers. We sold our 51% interest in our Brazil joint venture in August 2000. Revenues for Brazil were $14.9 million in last year's third quarter. Revenues from the Venezuela operations were $4.3 million in 2000. We sold our Venezuela operations in December 2000. Revenues from our Miami export operations were $14.3 million compared to $20.5 million in the third quarter a year ago. The increased availability of in-country manufactured products in South America has reduced exports from Miami. Combined revenues from CellStar's Argentina, Chile, Colombia and Peru operations were $13.7 million in 2001 and $18.8 million in 2000.

   Our European Region operations recorded revenues of $53.6 million, a decrease of $13.1 million from $66.7 million in 2000. The handset market in Europe is highly penetrated and is increasingly driven by replacement sales, which are depressed due to delays in the rollout of new handset technologies and services.

   Gross Profit. Gross profit increased $7.8 million from $23.3 million to $31.1 million as a result of increases in the Asia Pacific and North America Regions. These increases are due to better product mix as we continue to emphasize inventory management. Gross profit in the Latin America region was lower primarily due to our operations in Mexico. Gross margins in Mexico were significantly impacted by reduced revenues to our major carrier customers. Gross profit in 2000 in Asia was also lower due to our commitment to defend market share. Gross profit in 2000 was lower in North America due in part to efforts to improve the quality of our inventory by reducing the level of analog, satellite, and older model products by selling these products at lower margins.

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

   Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $5.1 million from $33.8 million to $28.7 million. The decrease is principally due to the divestiture of our operations in Brazil and Venezuela which were sold in August 2000 and December 2000, respectively. In the third quarter of 2000, Brazil and Venezuela incurred expenses of $3.8 million and $3.1 million, respectively. These decreases were partially offset by increases due to costs associated with business expansion activities in payroll and professional fees. Selling, general and administrative expenses as a percentage of revenues were 4.7% and 5.4% for 2001 and 2000, respectively.

   Impairment of Assets. In the third quarter 2000, we decided to exit our Venezuela operations. We recorded a $4.9 million impairment charge to reduce the carrying value of certain Venezuelan assets, primarily goodwill, to their estimated fair value.

   Separation Agreement. We announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and CEO and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994 became Chairman of the Board, and Terry S. Parker, a member of the Board of Directors and a former President and COO of CellStar, rejoined us as Chief Executive Officer. We recorded expense of $5.7 million in the third quarter of 2001 related to the separation agreement between us and Alan H. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.

   Equity in Loss of Affiliated Companies. Equity in loss of affiliated companies was $0.4 million in 2000 due to losses from our 49% minority interest in CellStar Amtel. As a result of the continuing deterioration in the Malaysia market, we intend to liquidate our ownership in CellStar Amtel to limit further exposure. We will be required to recognize future losses, if any, of CellStar Amtel up to the amount of debt and payables of CellStar Amtel guaranteed by us. We currently estimate the remaining exposure to be up to $1.0 million.

   Gain on Sale of Assets. In third quarter of 2000, we recorded a pre-tax gain of $6.0 million, from the completion of the divestiture of our 51% ownership interest in our Brazil joint venture. During the third quarter 2000, we also completed the sale of our Poland operations and recognized a pre-tax gain of $0.2 million.

   Interest Expense. Interest expense decreased to $3.5 million from $5.7 million. This decrease was primarily related to the elimination of debt of the Brazil operation, which was sold in August 2000. The decrease was also a result of lower borrowing levels on our revolving credit facility, partially offset by an increase in the amortization of deferred loan costs as a result of the reduction in the amount of the revolving credit facility.

   Impairment of Investment. CellStar recorded a $2.2 million impairment charge in the third quarter of 2001 to reduce the carrying value of our 3.5% investment in a Taiwan retailer. Due to the continuing economic and political turmoil in Taiwan, we considered our investment in the Taiwan retailer to be permanently impaired. As a result our reduced the carrying value of our 3.5% investment in the retailer to $1.9 million which represents our estimate of the fair value of our 3.5% interest in the Taiwan retailer.

   Other, Net. Other, net increased $0.5 million, from income of $0.3 million to income of $0.8 million, primarily due to losses in the second quarter of 2000 on foreign currencies related to European operations.

   Income Taxes. Income tax benefit increased from a benefit of $1.1 million in 2000 to a benefit of $2.5 million in 2001. We reduced our 2001 estimated annual effective tax rate from 29% at the end of the second quarter to 25% due to changes in the expected geographical mix of income before tax. Included in the third quarter of 2001 is the benefit related to this reduction.

  Nine Months Ended August 31, 2001 Compared to Nine Months Ended August 31,
  2000

   Revenues. CellStar's revenues increased $47.5 million, or 2.7%, from $1,781.0 million to $1,828.5 million.

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

   Revenues in the Asia-Pacific Region increased $195.1 million, or 26.2% from $744.1 million to $939.2 million. CellStar's operations in The People's Republic of China ("China") provided $817.0 million in revenue, an increase of $310.2 million, or 61.2%, from $506.8 million. Growth in China, where market penetration of handsets is approximately 10% of the total population, is being driven by the addition of new wireless subscribers. Revenues from our operations in Singapore increased $31.7 million, or 101.6%, to $62.9 million due to third party subsidies and new products, including sales of two products for which we have exclusive rights. Revenues from Taiwan and The Philippines operations decreased $138.1 million, or 84.4%, and $8.7 million, or 20.5%, respectively to $25.5 million and $33.8 million, respectively. Our operations in Taiwan and The Philippines continue to be affected by economic and political turmoil in the respective countries. In addition, our supplier base in Taiwan is limited and there are no new compelling products from our major supplier.

   North American Region revenues were $407.2 million, an increase of $71.1 million, or 21.2% when compared to $336.1 million. U.S. revenues continued to benefit from strong promotional activity by several customers, as well as from the addition of new customers and expanded markets. Early in the first quarter of 2001, we converted a major U.S. account to a consignment basis with fulfillment fees, which will reduce revenue potential for the 2001 fiscal year by approximately $100 million. Revenues for the nine months ended August 31, 2001 and August 31, 2000, on a comparable basis were $376.4 million and $284.8 million, respectively. The conversion to consignment is expected to have minimal impact on net income, but will reduce inventory risk and the need for working capital.


   The Latin American Region provided $307.7 million of revenues, compared to $452.4 million, or a 32.0% decrease. Revenues in Mexico decreased $76.5 million from $261.0 million in 2000, which benefitted from strong carrier promotions, to $184.5 million in 2001. The decrease was primarily due to reduced promotional activities by carrier customers and to reduced business with carrier customers. Revenues for Brazil were $40.6 million in 2000. We sold our Brazil operations in August 2000. Revenues from Venezuela operations were $30.6 million in 2000. We sold our Venezuela operations in December 2000. Revenues from our operations in Miami decreased $24.1 million from 2000 as increased product availability from in-country manufacturers in Latin America continued to reduce exports from Miami. We phased out a major portion of our redistributor business in our Miami and North American operations, starting in the second quarter of 2000, due to the violability of the redistributor business, the relatively lower margins, and higher credit risks. As a result we restructured our Miami operation to reduce the size and cost of these operations, resulting in a charge of $0.8 million in the second quarter of 2001. Combined revenues from the operations in Argentina, Chile, Columbia and Peru increased $25.9 million to $83.6 million primarily due to significant promotional activity by a major carrier in Columbia during the first quarter of 2001.


   CellStar's Europe Region recorded revenues of $174.5 million, a decrease of $74.0 million, or 29.8%, from $248.5 million, primarily due to our decision to curtail our U.K. international trading operations in April 2000. The handset market in Europe is also highly penetrated and is increasingly driven by replacement sales, which are depressed due to delays in the rollout of new handset technologies and services.

   Gross Profit. Gross profit increased $25.4 million from $74.7 million to $100.1 million. During 2000, we incurred $29.2 million in inventory obsolescence primarily as a result of price declines during the second quarter and $3.2 million in third party theft and fraud losses related to the U.K. international trading operations. In 2001, we incurred $6.3 million due to obsolescence. The increase in gross profit as a percentage was due to better inventory management and product mix.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $43.2 million from $124.1 million to $80.9 million. This decrease was principally due to a reduction in bad debt expense of $29.0 million from $33.3 million to $4.3 million in 2001. The bad debt expense in 2000 was primarily from certain U.S.-based accounts receivable, the collectibility of which had deteriorated significantly in the second quarter of 2000 and which were further affected by our decision to sell our majority interest in our joint

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venture in Brazil and the phase out of a major portion of the redistributor business in our Miami and North America operations. Bad debt expense in 2001, includes a recovery of $3.9 million related to a receivable from a satellite handset customer which was reserved in the fourth quarter of 2000. Selling, general and administrative expenses related to the Brazil and Venezuela operations, which were sold in August 2000 and December 2000, respectively, were $0.2 million in 2001 and $16.9 million in 2000 and included $2.3 million in bad debt expense.

   Impairment of Assets. In the third quarter 2000, we decided to exit our Venezuela operations. We recorded a $4.9 million impairment charge to reduce the carrying value of certain Venezuelan assets, primarily goodwill, to their estimated fair value.

   Separation Agreement. We announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and CEO and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994 became Chairman of the Board, and Terry S. Parker, a member of the Board of Directors and a former President and COO, rejoined CellStar as Chief Executive Office. We recorded expense of $5.7 million in the third quarter of 2001 related to the separate agreement between CellStar and Alan H. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.

   Restructuring Charge (Credit). In connection with our previously announced intent, we restructured our Miami facilities in the second quarter of 2001 to reduce the size and cost of those operations, resulting in a charge of $0.8 million, primarily related to the impairment of leasehold improvements.

   Equity in Loss of Affiliated Companies. Equity in loss of affiliated companies was $0.8 million in both 2001 and 2000 primarily due to losses from our 49% minority interest in CellStar Amtel. As a result of the continuing deterioration in the Malaysia market, we intend to liquidate our ownership in CellStar Amtel to limit further exposure. We will be required to recognize future losses, if any, of CellStar Amtel up to the amount of debt and payables of CellStar Amtel that we guaranteed. We currently estimate our remaining exposure to be up to $1.0 million.

   Gain on Sale of Assets. We recorded a gain on sale of assets of $0.9 million in 2001 primarily associated with the sale of our Venezuela operations in December 2000. In third quarter of 2000, we recorded a pre-tax gain of $6.0 million from the completion of the divestiture of our 51% ownership interest in our Brazil joint venture. During the third quarter 2000, we also completed the sale of our Poland operations and recognized a pre-tax gain of $0.2 million.

   Interest Expense. Interest expense decreased to $12.5 million in 2001 from $14.4 million in 2000. This decrease was primarily related to the elimination of debt of the Brazil operation, which was sold in August 2000.

   Impairment of Investment. For the three months ended August 31, 2001, we recorded an impairment charge of $2.2 million to reduce the carrying value of our 3.5% investment in a Taiwan retailer. Due to the continuing economic and political turmoil in Taiwan, we considered our investment in the Taiwan retailer to be permanently impaired. As a result we reduced the carrying value of our 3.5% investment in the retailer to $1.9 million which represents our estimate of the fair value.

   Other, Net. Other, net increased $3.6 million, from income of $0.7 million to income of $4.3 million, primarily due to gains on foreign currencies related to European operations in 2001 compared with losses in 2000.

   Income Taxes. Income tax expense increased from a benefit of $15.6 million in 2000 to expense of $0.6 million in 2001 due to the changes in pretax income. Our annual effective tax rate for both 2001 and 2000 was 25%.

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International Operations For Third Quarter 2001

   Our sales from our Miami operations to customers exporting into South American countries continued to decline as a result of increased in-country manufactured product availability in South America, primarily Brazil. In the second quarter of 2000, we phased out a major portion of our redistribution business in Miami. In connection with our previously announced intent, we restructured our Miami facilities in the second quarter of 2001 to reduce the size and cost of those operations, resulting in a charge of $0.8 million, primarily related to the impairment of leasehold improvements.

   As a result of the continuing deterioration in the Malaysia market, we intends to limit our exposure further by divesting our 49% ownership in CellStar Amtel. The carrying value of the investment at August 31, 2001 was $35,000. During the quarter ended February 28, 2001, we incurred a $0.7 million loss related to the operations of CellStar Amtel. No additional losses were incurred in the quarters ended May 31, 2001 and August 31, 2001. We will be required to recognize future losses, if any, of CellStar Amtel up to the amount of debt and payables of CellStar Amtel we guaranteed. We currently estimate the remaining exposure to be up to $1 million.

Fiscal Year 2000

   We determined during the second quarter of fiscal 2001 that we incorrectly recorded credits received from vendors for returned inventory to different clearing accounts and subsequently cleared those amounts to cost of sales. These entries had the effect of understating accounts payable and cost of sales for the year ended November 30, 2000. The accounting adjustments required us to restate our consolidated financial statements as of November 30, 2000, increase accounts payable by $5.5 million, increase deferred income tax assets by $2.0 million, and reduce retained earnings by $3.5 million. For the year ended November 30, 2000 the accounting adjustments increased cost of sales by $5.5 million and increased the income tax benefit by $2.0 million. Our consolidated financial statements include the effect of this restatement.

Results of Operations For Fiscal Year 2000

   The following table sets forth certain consolidated statements of operations data for CellStar expressed as a percentage of revenues for the past three fiscal years:

                                                     2000    1999   1998
                                                     -----   -----  -----
Revenues............................................ 100.0%  100.0  100.0
Cost of sales.......................................  95.5    91.7   91.3
                                                     -----   -----  -----
Gross profit........................................   4.5     8.3    8.7
Selling, general and administrative expenses........   6.8     4.8    5.8
Impairment of assets................................   0.5     0.2     --
Lawsuit settlement..................................    --      --    0.4
Restructuring charge................................    --     0.2     --
                                                     -----   -----  -----
Operating income (loss).............................  (2.8)    3.1    2.5
Other income (expense):
Interest expense....................................  (0.8)   (0.8)  (0.7)
Equity in income (loss) of affiliated companies, net  (0.1)    1.4   (1.4)
Gain on sale of assets..............................   0.3     0.4     --
Other, net..........................................    --    (0.1)    --
                                                     -----   -----  -----
Total other income (expense)........................  (0.6)    0.9   (2.1)
                                                     -----   -----  -----
Income (loss) before income taxes...................  (3.4)    4.0    0.4
Provision (benefit) for income taxes................  (0.9)    1.0   (0.3)
                                                     -----   -----  -----
Net income (loss)...................................  (2.5)%   3.0    0.7
                                                     =====   =====  =====

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   The amount of revenues and the approximate percentages of revenues attributable to our operations by region for the past three fiscal years are shown below:

                                2000             1999            1998
                          ----------------  --------------- ---------------
                                       (Dollars in thousands)
    Asia-Pacific Region.. $1,024,762  41.4%   769,412  33.0   513,869  25.7
    Latin American Region    636,354  25.7    717,273  30.7   705,624  35.4
    North American Region    499,171  20.2    377,129  16.2   472,837  23.7
    European Region......    315,395  12.7    469,991  20.1   303,520  15.2
                          ---------- -----  --------- ----- --------- -----
    Total................ $2,475,682 100.0% 2,333,805 100.0 1,995,850 100.0
                          ========== =====  ========= ===== ========= =====

   CellStar's revenues from our Miami operation have been classified as Latin American Region revenues as these revenues are primarily exports to South American countries, either by us or by exporter customers.

Fiscal Year 2000 Compared to Fiscal Year 1999

   Revenues. CellStar's revenues increased $141.9 million, or 6.1% from $2,333.8 million to $2,475.7 million.

   Revenues in the Asia-Pacific Region increased $255.4 million, or 33.2% from $769.4 million to $1,024.8 million. Our operations in China, including Hong Kong, provided $725.4 million in revenue, an increase of $196.8 million, or 37.2% from $528.6 million. This increase continued to be driven by the strong demand in China and the build-up of sales channels. Our operations in Taiwan provided $207.7 million in revenue, an increase of $20.3 million, or 10.8%, from $187.4 million. Demand in Taiwan increased due to the introduction of new high-end handsets. However, Taiwan's growth was impacted negatively in the fourth quarter of 2000 by political uncertainty in the country and concern about Taiwan's relationship with the China. Taiwan's fourth quarter 2000 revenues of $44.2 million were our lowest quarterly revenues since the first quarter of 1999 when revenues were $27.0 million. In The Philippines, revenues increased $33.5 million to $48.7 million due to carrier promotions and our receipt in the fourth quarter of 1999 of certain distribution rights to Nokia products in The Philippines. The growth rate over 1999, however, decreased in the second half of 2000. Revenues in the second half of 2000 were $17.7 million reflecting the slowdown in the Philippine economy. Revenues in Singapore were $42.9 million in 2000 compared to $38.3 million in 1999.

   The Latin American Region provided $636.4 million of revenues, compared to $717.3 million, a decrease of $80.9 million, or 11.3%. Revenues in Mexico increased $154.3 million to $383.3 million in 2000 due primarily to increased carrier business. Revenues for Brazil were down $153.2 million in 2000 to $40.6 million. In 1999, the recently completed privatization of the telecommunications industry was driving rapid growth in carrier sales in Brazil. In 2000, sales to our major customer in Brazil were greatly reduced due to the increased availability of in-country manufactured product. In August 2000, we completed the divestiture of our 51% interest in our Brazil operations. Revenues from the Venezuela operations declined $40.4 million in 2000 to $36.6 million. The decline was a result of the effects of the torrential floods in late 1999, the positive impact on last year's first quarter of a special carrier promotion, and market softness in 2000 caused by political and economic instability. In the third quarter 2000, we decided to exit our Venezuela operations and completed our sale of that operation in December 2000. Revenues from our operations in Miami decreased $75.1 million to $79.1 million in 2000 as increased product availability from in-country manufacturers in Latin America continued to reduce export sales from Miami. We began phasing out a major portion of our redistributor business in our Miami and North American operations in the second quarter 2000, due to the volatility of the redistributor business, the relatively lower margins, and higher credit risks. Also, supply shortages in the third and fourth quarters of 1999 significantly weakened the redistributor channel, reducing the number of financially viable redistributors and creating operating and financial difficulties for others. Revenues from the redistributor business for Miami and North America were $57.4 million and $158.6 million in 2000 and 1999, respectively. Due to the reduction in the

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redistributor business and the decline in export sales, we restructured our
Miami operation in the second quarter of 2001 to reduce the size and cost of these operations, which resulted in a charge of $0.8 million. Revenues in Colombia increased $32.1 million to $48.1 million primarily reflecting increased carrier activity business in the fourth quarter of 2000. Combined revenues from the operations in Argentina, Chile, and Peru increased from $47.1 million in 1999 to $48.6 million in 2000.

   North America Region revenues were $499.2 million, up 32.4% from $377.1 million for the prior year. U.S. revenues continued to benefit from strong promotional activity by several customers, as well as the addition of new customers and expanded markets. In the first quarter of 2001, we converted a major U.S. account to a consignment basis with fulfillment fees, which will reduce revenue potential for 2001 by approximately $100 million, but will also reduce inventory risk and the need for working capital. CellStar's sales to this customer increased from approximately $5.0 million in the first quarter of 2000 to approximately $50.0 million in the fourth quarter of 2000. By converting to a consignment basis, we are not required to purchase and hold inventory for this customer and therefore eliminate our exposure to declines in market prices.

   Our Europe Region recorded revenues of $315.4 million, a decrease of $154.6 million, or 32.9% from $470.0 million, primarily due to our decision to curtail our U.K. international trading operations in April 2000. Revenues from Sweden increased $6.7 million to $118.7 million in 2000. Revenues from operations in The Netherlands, which were acquired in the third quarter of 1999, were $30.7 million. We sold our operations in Poland in the third quarter of 2000.

   Gross Profit. Gross profit decreased $81.9 million, or 42.3% from $193.4 million to $111.5 million. The decrease in gross profit can be attributed to a shift in geographic revenue mix, shortages of digital handsets in North America, and global industry price competition, including an oversupply of analog handsets in North America and an oversupply of handsets in the Asia-Pacific Region during parts of 2000. Our commitment to defend market share in the face of intense global industry price competition, particularly in the Asia-Pacific Region, also negatively impacted the gross margin percentage. Based on 1999's handset shortages and industry forecasts of higher demand, manufacturers significantly increased production in 2000. However, worldwide handset sales, while significantly higher in 2000, were still below industry forecasts. This resulted in a surplus of product during parts of 2000 driving stronger-than- usual competition for market share, mainly in the Asia-Pacific Region and to a lesser extent in the Latin American Region. The decrease in gross profit is also partially due to $32.3 million in inventory obsolescence caused primarily by price declines during the second quarter and $3.2 million in third party theft and fraud losses related to the U.K. international trading operations, also in the second quarter.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $57.6 million, or 51.6% from $111.6 million to $169.2 million. This increase was primarily the result of a $40.1 million increase in bad debt expense from $10.4 million for 1999 to $51.5 million for 2000. This bad debt expense related to: (i) certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter of 2000, and which were further affected by our decision to divest our majority interest in our joint venture in Brazil;
(ii) accounts receivable from redistributors, many of which were impacted by the supply shortage in 1999 and were also further affected by the phase out of a major portion of the redistributor business in our Miami and North America operations; (iii) accounts receivable in the Asia-Pacific Region whose businesses have been adversely affected by competitive market conditions in Asia; and (iv) a receivable in the U.S. from a satellite handset customer. The remaining increase in selling, general and administrative expenses of $16.5 million was also primarily attributable to costs associated with business expansion activities and professional expenses. Overall selling, general and administrative expenses as a percentage of revenues increased to 6.8% from 4.8%.

   Impairment of Assets. In 2000, we decided to exit our Venezuela operations. We recorded a $4.9 million non-cash impairment charge to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, we completed the sale of our Venezuela operations at approximately carrying value. In the fourth quarter of 2000, we recorded a non-cash goodwill impairment charge of $6.4 million related to the operations in Peru due to a major carrier customer's proposed changes to an existing

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contract that adversely changed the long-term prospects of the Peru operations.
In the fourth quarter of 1999, based on the market conditions in Poland, we decided to sell our operations in Poland and completed the sale in the third quarter of 2000. We recorded an impairment charge of $5.5 million, including a $4.5 million writedown of goodwill to reduce the carrying value of the assets in Poland to their estimated fair value.

   Restructuring Charge. Our results of operations include a pre-tax restructuring charge of $3.6 million in 1999 associated with the reorganization and consolidation of the management for our Latin American and North American Regions as well as the centralization of management in the Asia-Pacific Region.

   Equity in Income (Loss) of Affiliated Companies. Equity in income (loss) of affiliated companies decreased from income of $31.9 million in 1999 to a loss of $1.8 million in 2000. In 2000, we incurred losses of $1.8 million related to our minority interest in CellStar Amtel Sdn. Bhd. ("Amtel"), a joint venture in which we own a 49% interest.

   In February 1999, we sold part of our equity investment in Topp to a wholly-owned subsidiary of Telefonos de Mexico S.A. de C.V. ("TelMex"). At the closing, we also sold a portion of our debt investment to certain other shareholders of Topp. As a result of these transactions, we recorded a pre-tax gain of $5.8 million. In September 1999, we sold our remaining debt and equity interest in Topp to the TelMex subsidiary for a pre-tax gain of $26.1 million.

   Gain on Sale of Assets. In the third quarter of 2000, we recorded a pre-tax gain of $6.0 million, from the completion of the divestiture of our 51% ownership interest in our Brazil joint venture. During the third quarter of 2000, we also completed the sale of our Poland operations and recognized a pre-tax gain of $0.2 million. In 1999, we recorded a pre-tax gain of $8.8 million primarily associated with the sale of our prepaid operations in Venezuela and the sale of our retail stores in the Dallas-Fort Worth and Kansas City areas.

   Interest Expense. Interest expense increased from $19.0 million in 1999 to $19.1 million in 2000.

   Other, Net. Other, net changed from an expense of $1.9 million to income of $0.9 million. This change was primarily due to (i) a $2.6 million foreign currency transaction loss realized in 1999 from the conversion of U.S. dollar denominated debt in Brazil into a Brazilian real denominated credit facility,
(ii) losses due to the revaluations of foreign currency related to our European operations in 2000, and (iii) offset by an increase in interest income.

   Income Taxes. Income tax expense decreased from $23.4 million in 1999 to a benefit of $20.8 million in 2000 due to the losses incurred in 2000. Our effective tax rate decreased to 24.8% from 25.3%. The lower effective tax rate was attributable to changes in the geographic mix of income (loss) before income taxes and an increased valuation allowance for capital losses and carry forwards related to international operations.

Fiscal Year 1999 Compared to Fiscal Year 1998

   Revenues. CellStar's revenues increased $337.9 million, or 16.9% from $1,995.9 million to $2,333.8 million. Revenue growth in the second half of 1999 was impacted by a global shortage of handsets. Worldwide demand in 1999 was greater than both manufacturers and component suppliers had anticipated. As a result, there were continued component and handset shortages for which increased production capacity, in many instances, required long lead times. The shortages differed by region of the world, by manufacturer, and by handset model.

   Revenues in the Asia-Pacific Region increased $255.5 million, or 49.7% from $513.9 million to $769.4 million. CellStar's operations in China, including Hong Kong, provided $528.6 million in revenue, an increase of $123.7 million, or 30.6% from $404.9 million. This increase continued to be driven by the strong demand in China, coupled with a broadened source of product manufactured in-country and the impact of China's tighter customs controls on imported products, which began in the third quarter of 1998. Our operations in Taiwan provided the largest percentage growth in the region, providing $187.4 million in revenue, an increase of $119.0 million, or 174.0%, from $68.4 million. Demand in Taiwan increased due to the entry of several new wireless

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carriers into the market during 1998 as well as the introduction of new high-end digital handsets. Revenue from our operations in Singapore and The Philippines increased $12.8 million, or 31.5%, from $40.6 million to $53.4 million. This increase was due to increased demand for wireless products as a result of the strengthening of the general economic, financial and currency conditions in the Southern Asia-Pacific area.

   The Latin American Region provided $717.3 million of revenues, compared to $705.6 million, or a 1.7% increase. Revenues in Brazil, Mexico, Venezuela, Colombia, and Chile increased $93.9 million, or 94.0%, $84.8 million, or 58.8%, $25.5 million, or 49.4%, $11.8 million, or 278.7%, and $9.4 million, or 75.4%, respectively. The increase in Brazil was due to revenue growth in the CellStar's majority-owned joint venture, which benefitted from the privatization of the telecommunication industry and the entry of additional carriers into the wireless market during the latter half of 1998. The increase in Mexico was largely due to carrier promotions coupled with the introduction of the calling- party-pays billing process. The increase in Venezuela was a result of additional handset sales to carriers. We were also awarded an exclusive two-year contract to supply services for prepaid phone kits in connection with the sale of its prepaid wireless business in Venezuela in March 1999. The increases in Colombia and Chile are attributable to new contracts with some of the carriers in those countries and also a carrier promotion in Chile. Revenues in the remainder of the region decreased $213.7 million, or 54.3%, primarily in Miami. The decrease in Miami was due to increased product availability from in- country suppliers, thereby reducing export sales from Miami.

   CellStar's European Region recorded revenues of $470.0 million, an increase of $166.5 million, or 54.9%, from $303.5 million. This increase reflected continued growth from our U.K. operation, arising primarily from our international trading operations, as well as from increased revenues from the operation in Sweden, which was acquired in the first quarter of 1998, and partly from the acquisition of CellStar Netherlands in the third quarter of 1999.

   North American Region revenues were $377.1 million, a decrease of $95.7 million, or 20.2%, compared to $472.8 million. The decrease was primarily a result of lower product sales to Pacific Bell Mobile Services in 1999 as compared to 1998 as Pacific Bell Mobile increasingly coordinated its handset distribution directly with manufacturers. The decrease was also attributable to a continued decrease in the retail business due to the sale of almost all of the Company's retail stores in early 1999. The overall decrease in revenues was partially offset by an increase in the U.S. wholesale business of $30.3 million, or 11.7%.

   Gross Profit. Gross profit increased $20.6 million, or 11.9%, from $172.8 million to $193.4 million, while gross profit as a percentage of revenues decreased from 8.7% to 8.3%. The increase in gross profit was principally due to increases in the European, North American and Asia-Pacific Regions. The increase in the European Region was due to the continued growth of the U.K. operation and the increased revenues from the Company's operation in Sweden and the Netherlands. The North American Region benefitted from improved margins in its core wholesale business. The overall increase in the Asia-Pacific Region was primarily due to the increase in Taiwan, which was offset partially by a decrease in China. The decrease in gross profit as a percentage of revenues was due primarily to decreases in market prices of certain handsets, the decision to reduce prices on some slower-moving inventory in the Asia-Pacific Region to liquidate it during periods of higher demand, and an increase in revenues from the European Region, which has lower margin percentages than our other regions.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $5.1 million, or 4.4% from $116.7 million to $111.6 million. This decrease was primarily attributable to: a decrease in bad debt expense of $3.2 million, from $13.6 million in 1998 to $10.4 million in 1999; the effects of the second quarter reorganization and consolidation of the North and Latin American Regions operations and the centralization of management in the Asia-Pacific Region; and charges in 1998 to de-emphasize or eliminate certain businesses. These decreases were partially offset by an increase in costs associated with our revenue growth. Overall selling, general and administrative expenses as a percentage of revenues decreased to 4.8% from 5.8%. Bad debt expense as a percentage of revenues decreased to 0.4% in 1999 from 0.7% in 1998.


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

   Impairment of Assets. Based on the market conditions in Poland, we decided in the fourth quarter of 1999 to sell our operations in Poland. We recorded an impairment charge of $5.5 million, including a $4.5 million writedown of goodwill to reduce the carrying value of the assets to their estimated fair value.

   Restructuring Charge. CellStar recognized a restructuring charge of $3.6 million associated with the reorganization and consolidation of the management for our Latin American and North American Regions as well as the centralization of management in the Asia-Pacific Region.

   Interest Expense. Interest expense increased to $19.0 million from $14.4 million, primarily as a result of an increase in the average debt outstanding related to our operations in Brazil, as well as an increase in average borrowings under CellStar's revolving credit facility.

   Equity in Income (Loss) of Affiliated Companies. Equity in income (loss) of affiliated companies increased $60.3 million to income of $31.9 million, as compared to a loss of $28.4 million in 1998. In February 1999, we sold part of our equity investment in Topp to a wholly-owned subsidiary of TelMex. At the closing, CellStar also sold a portion of its debt investment to certain other shareholders of Topp. As a result of these transactions, we received cash in the amount of $7.0 million, retained a $22.5 million note receivable and a 19.5% equity ownership interest in Topp, and recorded a pre-tax gain of $5.8 million. In September 1999, we sold our remaining debt and equity interest in Topp to the TelMex subsidiary for $26.5 million in cash, resulting in a pre-tax gain of $26.1 million.

   Beginning in the third quarter of 1998 CellStar became the primary source of funding for Topp through the supply of handsets and, therefore, recognized Topp's net loss to the extent of our entire debt and equity investment in Topp. In 1998, we recognized $29.2 million in losses on our debt and equity investment in Topp.

   Gain on Sale of Assets. CellStar recorded a gain of $8.8 million in 1999 primarily associated with the sale of our prepaid operations in Venezuela and its retail stores in the Dallas-Fort Worth and Kansas City areas.

   Other, Net. Other, net decreased $3.3 million, from income of $1.4 million to expense of $1.9 million. This decrease was primarily due to a $2.6 million foreign currency transaction loss realized from the conversion of U.S. dollar denominated debt in Brazil into a Brazilian real denominated credit facility.

   Provision (Benefit) for Income Taxes. Income tax expense increased $30.8 million primarily as a result of an $85.6 million increase in income before income taxes and an increase in our effective tax rate to 25.3%. The higher effective tax rate was attributable to higher income before income taxes, primarily in the U.S., Latin American and European Regions. In both the Latin American and the European Regions the statutory tax rates are generally comparable to the statutory rate in the U.S., and higher than the statutory rates in the Asia-Pacific Region.

International Operations For Fiscal Year 2000

   From 1998 to 2000, CellStar's Brazil operations were primarily conducted through a majority-owned joint venture. Following a review of our operations in Brazil, we concluded that our joint venture structure, together with foreign exchange risk, the high cost of capital in that country, alternative uses of capital, accumulated losses, and the prospect of ongoing losses, were not optimal for success in that market. As a result, in the second quarter of 2000, we elected to exit the Brazil market and to divest our 51% interest in our joint venture. In August 2000, we completed our divestiture of our 51% interest in our joint venture (see note 15 to the audited consolidated financial statements for a summary of the results of the Brazil operations). CellStar fully reserved certain U.S.-based accounts receivable from Brazilian importers in the second quarter of 2000, the collectibility of which significantly deteriorated in the second quarter of 2000, and which were further affected by the decision, in the second quarter, to exit Brazil.

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   During the third quarter ended August 31, 2000, we decided, based on the current and future economic and political outlook in Venezuela, to divest our operations in Venezuela. For the quarter ended August 31, 2000, we recorded an impairment charge of $4.9 million to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, we completed the sale of our Venezuela operations and recorded a gain of $1.1 million.

   In April 2000, we curtailed a significant portion of our U.K. international trading operations following third party theft and fraud losses. The trading business involves the purchase of products from suppliers other than manufacturers and the sale of those products to customers other than network operators or their dealers and other representatives. Since then we have has experienced operating losses in its U.K. operation.

   The trading business involves the purchase of products from suppliers other than manufacturers and the sale of those products to customers other than network operators or their dealers and other representatives. As a result of the curtailment, we experienced a reduction in revenues for the U.K. operation after the first quarter of 2000 compared to 1999. For the quarter ended May 31, 2000, we recorded a $4.4 million charge consisting of $3.2 million from third party theft and fraud losses during the purchase, transfer of title and transport of six shipments of wireless handsets, and $1.2 million in inventory obsolescence expense for inventory price reductions incurred while the international trading business was curtailed pending investigation. We are pursuing legal action where appropriate. However, the ultimate recovery in relation to these losses, if any, cannot be determined at this time.

   In the third quarter of 2000, CellStar completed the sale of our operations in Poland and recognized a gain of $0.2 million.

   During the second half of 1998, CellStar's sales from Miami to customers exporting into South American countries began to decline as a result of increased in-country manufactured product availability in South America, primarily Brazil. In the second quarter of 2000, we phased out a major portion of our redistributor business in Miami. Overall, revenues declined in 2000 to $79.1 million from $154.2 million in 1999 for our operation in Miami and continued to decline in 2001. As a result, we restructured our operation in Miami in 2001 to reduce the size and cost of this operation, which resulted in a charge of $0.8 million in the second quarter of 2001.

   In the fourth quarter of 2000, we recorded a non-cash goodwill impairment charge of $6.4 million related to the operations in Peru due to a major carrier customer's proposed changes to an existing contract that adversely changed the long-term prospects of the Peru operations.

   In 2000, CellStar incurred losses of $1.8 million related to our minority interest in CellStar Amtel. As a result of the continuing deterioration in the Malaysia market, we intend to limit further exposure by divesting our ownership in the joint venture. The carrying value of the investment at November 30, 2000 is zero. However, we will be required to recognize future losses, if any, of CellStar Amtel up to the amount of debt and payables of CellStar Amtel that we guaranteed. We currently estimate our remaining exposure to be up to $1.0 million.

Liquidity and Capital Resources

   During the nine months ended August 31, 2001, we relied primarily on cash available at November 30, 2000, funds generated from operations and borrowings under our revolving credit facility to fund working capital, capital expenditures and expansions. At August 31, 2001, we had no borrowings under the revolving credit facility.

   At August 31, 2001, our operations in China had two lines of credit, one for USD $12.5 million and the second for RMB (Chinese People's Currency) 220 million (approximately USD $26.6 million), bearing interest at 7.16%, and from 5.30% to 5.58% respectively. The loans have maturity dates through June 2002. Both lines of credit are fully collateralized by U.S. dollar cash deposits. The cash deposits were made via intercompany loans

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from the operating entity in Hong Kong as a mechanism to secure repatriation of these funds. At August 31, 2001, the U.S. dollar equivalent of $39.1 million had been borrowed against the lines of credit in China. As a result of this method of funding operations in China, the consolidated balance sheet at August 31, 2001 reflects USD $40.6 million in cash that is restricted as collateral on these advances and a corresponding USD $39.1 million in notes payable. In addition, CellStar has notes payable in Taiwan and Peru totaling $11.8 million.

   As of September 28, 2001, CellStar had negotiated and finalized a new, five-year, $60.0 million Loan and Security Agreement with a bank and terminated our previously-existing revolving credit facility. On October 12, 2001 we finalized an amendment to the new revolving credit facility increasing the commitment amount from $60.0 million to $85.0 million. The new revolving credit facility lowers the applicable interest rate margin by 25 basis points from its level at August 31, 2001 of 125 basis points, provides a more extensive borrowing base, more flexible financial covenants and greater flexibility in funding foreign operations.


   Fundings under the new revolving credit facility are limited by a borrowing base test, which is measured weekly. Interest on borrowings under the new revolving credit facility is at the London Interbank Offered Rate or at the bank's prime lending rate, plus an applicable margin. The new revolving credit facility is also secured by a pledge of 100% of the outstanding stock of all U.S. subsidiaries and 65% of the outstanding stock of all first tier foreign subsidiaries. The new revolving credit facility is further secured by our domestic accounts receivable, inventory, property, plant and equipment and all other domestic real property. The new revolving credit facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, exchanging, refinancing or extending of our convertible notes, dividend payments, additional debt, mergers and acquisitions and disposition of assets. At January 8, 2002, we had $16.1 million in borrowings under the new revolving credit facility. In addition, we expect to borrow $30.0 million under our revolving credit facility to fund the cash portion of the Exchange Offer consideration.


   As a result of terminating our previously-existing revolving credit facility, we will have an extraordinary loss on early extinguishment of debt in the fourth quarter of 2001, primarily related to approximately $1.1 million in deferred loan costs related to the revolving credit facility.

   Cash, cash equivalents, and restricted cash at August 31, 2001 were $97.8 million, compared to $119.6 million at November 30, 2000, primarily reflecting the use of the cash to reduce the previously-existing credit facility and accounts payable.

   Compared to November 30, 2000, accounts receivable decreased from $346.0 million to $199.4 million at August 31, 2001. Inventories declined to $195.4 million at August 31, 2001, from $265.6 million at November 30, 2000. Management has worked aggressively to reduce accounts receivable and inventory levels through tightening of credit policies, aggressive collection efforts, and better purchasing and inventory management. Accounts payable declined to $193.9 million at August 31, 2001 compared to $361.0 million at November 30, 2000.

   Assuming we are able to successfully complete the Exchange Offer, we anticipate that our cash flow from operations, based on current and anticipated levels of operations and aggressive efforts to reduce inventories and accounts receivable, together with amounts available under our new revolving credit facility and existing unrestricted cash balances, will be adequate to meet our anticipated cash requirements for the foreseeable future. Our new revolving credit facility requires that we refinance, exchange or extend the maturity of at least 80% of the $150 million principal amount of the Existing Subordinated Notes by April 2002, and failure to do so would result in an event of default under the new revolving credit facility. If we are unable to successfully complete the Exchange Offer or otherwise refinance or pay off the Existing Subordinated Notes, we may be faced with the possibility of bankruptcy, because we anticipate cash flow from operations, unrestricted cash balances and available borrowings may be insufficient to meet our cash requirements, including the payment of the Existing Subordinated Notes.


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Impact of Inflation

   Historically, inflation has not had a significant impact on CellStar's overall operating results. However, the effects of inflation in volatile economies in foreign markets could have a material adverse impact on CellStar.

Seasonality and Cyclicality

   The effects of seasonal fluctuations have not historically been apparent in our operating results due to our historical growth in revenues. However, our sales are influenced by a number of seasonal factors in the different countries and markets in which we operate, including the purchasing patterns of customers, product promotions of competitors and suppliers, availability of distribution channels, and product supply and pricing. CellStar's sales are also influenced by cyclical economic conditions in the different countries and markets in which we operate. An economic downturn in one of our principal markets could have a materially adverse effect on our operating results.

Accounting Pronouncements Not Yet Adopted

   In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the staff's views in applying generally accepted accounting financial statements and is effective no later than the fourth quarter of fiscal years beginning after December 15, 1999. Based on our current revenue recognition policies, SAB 101 is not expected to materially impact our financial position and consolidated results of operations.

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 141, "Business Combinations." Statement No. 141 changes the accounting for business combinations to eliminate the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This statement also requires intangible assets that arise from contractual or other legal rights, or that are capable of being separated or divided from the acquired entity, be recognized separately from goodwill. Existing intangible assets and goodwill that were acquired in a prior purchase business combination must be evaluated and any necessary reclassifications must be made in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. CellStar has not yet determined the impact of the adoption of this statement will have on our consolidated results of operations or financial position.

   In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired (other than those acquired in a business combination, which is addressed by Statement No. 141) and the subsequent accounting for goodwill and other intangible assets after initial recognition. Statement No. 142 eliminates the amortization of goodwill and intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Adoption of this statement will also require CellStar to reassess the useful lives of all intangible assets acquired, and make any necessary amortization period adjustments. Goodwill and other intangible assets not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement No.142 requires a two-step process for testing goodwill for impairment. First, the fair value of each reporting unit will be compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill will be determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets will be measured as the excess of its carrying value over its fair value. Goodwill and intangible assets acquired after June 30, 2001 will be immediately subject to the amortization provisions of this statement. For

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goodwill and other intangible assets acquired on or before June 30, 2001, we are required to adopt Statement No. 142 no later than the beginning of fiscal 2003, with early application permitted during the first quarter of fiscal 2002. CellStar has not yet determined the impact of the adoption of this statement will have on our consolidated results of operations or financial position.

   In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accrued at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, CellStar will recognize a gain or loss on settlement. We are required to adopt the provisions of Statement No. 143 no later than the beginning of fiscal year 2003, with early adoption permitted. We do not expect the adoption of this statement to have a material effect on our consolidated results of operations or financial position.

   In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long- Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. Statement No. 144 becomes effective for fiscal years beginning after December 15, 2001, with early applications encouraged. We do not expect the adoption of this statement to have a material effect on our consolidated results of operations or financial position.

            QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Exchange Risk

   For the quarters ended August 31, 2001 and 2000, we recorded in other income (expense), net foreign currency gains and (losses) of $92,000 and $(0.9) million, respectively. The losses in 2000 were primarily due to the revaluations of foreign currency related to our European operations.

   Regarding the intercompany advances from the Hong Kong entity to the China entity, we have foreign exchange exposure on the funds as they have been effectively converted into RMB (Chinese People's Currency). CellStar manages foreign currency risk by attempting to increase prices of products sold at or above the anticipated exchange rate of the local currency relative to the U.S. dollar, by indexing certain of its accounts receivable to exchange rates in effect at the time of their payment and by entering into foreign currency hedging instruments in certain instances. We consolidate the bulk of our foreign exchange exposure related to intercompany transactions in our international finance subsidiary. These transactional exposures are managed using various derivative alternatives depending on the length and size of the exposure. We continue to evaluate foreign currency exposures and related protection measures.

Derivative Financial Instruments

   CellStar uses various derivative financial instruments as part of an overall strategy to manage our exposure to market risk associated with interest rate and foreign currency exchange rate fluctuations. We periodically use foreign currency forward contracts to manage the foreign currency exchange rate risks associated with international operations. We evaluate the use of interest rate swaps and cap agreements to manage our interest risk on debt instruments, including the reset of interest rates on variable rate debt. We do not hold or issue

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derivative financial instruments for trading purposes. Our risk of loss in the event of non-performance by any counterparty under derivative financial instrument agreements is not significant. Although the derivative financial instruments expose us to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched instruments. We use foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of our international operations. The forward contracts establish the exchange rates at which we purchase or sell the contracted amount of local currencies for specified foreign currencies at a future date. We use forward contracts, which are short-term in nature (45 days to one year), and receive or pay the difference between the contracted forward rate and the exchange rate at the settlement date.

   At August 31, 2001, we had a French franc forward contract with a contractual amount of $1.1 million. The carrying amount and fair value of these contracts are not significant. These derivatives are not accounted for as hedges under Statement 133.

Interest Rate Risk

   The interest rate of our previous revolving credit facility and new revolving credit facility is an index rate at the time of borrowing plus an applicable margin on certain borrowings. The interest rate is based on either the agent bank's prime lending rate or the London Interbank Offered Rate. Additionally, the applicable margin is subject to increases as our ratio of consolidated funded debt to consolidated cash flow increases. During the quarter ended August 31, 2001, the interest rates of borrowings under the revolving credit facility ranged from 7.75% to 8.50%. A one percent change in variable interest rates will not have a material impact on us.

   We manage our borrowings under the revolving credit facility each business day to minimize interest expenses. CellStar has short-terms borrowings in China as discussed in Liquidity and Capital Resources. The notes payable in Taiwan bear interest at 5.98% and 7.2%, respectively, and the note payable in Peru does not bear interest. Our $150.0 million in long-term debt has a fixed coupon interest rate of 5.0% and is due in October 2002.

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                   MATERIAL UNITED STATES FEDERAL INCOME TAX
              CONSEQUENCES TO EXISTING SUBORDINATED NOTE HOLDERS

   The following is a summary of the material U.S. Federal income tax consequences to U.S. holders and non-U.S. holders relating to the Exchange Offer and the ownership and disposition of the Exchange Notes received in the Exchange Offer. As used herein, a "U.S. holder" means a beneficial holder of Existing Subordinated Notes or Exchange Notes received in the Exchange Offer that is (i) a citizen or resident (within the meaning of Section 7701(b) of the Internal Revenue Code of 1986 (the "Code")), (ii) a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source and a trust subject to the primary supervision of a court within the United States and the control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code or (iv) any other person whose income or gain with respect to an Existing Subordinated Note or an Exchange Note is effectively connected with the conduct of a U.S. trade or business. A "non-U.S. holder" is any holder of a Existing Subordinated Note or an Exchange Note other than a U.S. holder.

   This discussion does not purport to address all aspects of U.S. Federal income taxation that may be relevant to particular holders in light of their personal circumstances or the effect of any applicable state, local or foreign tax laws. In addition, this discussion does not deal with persons that are subject to special tax rules, such as (i) dealers or traders in securities or currencies, (ii) financial institutions or other U.S. holders that treat income in respect of the Existing Subordinated Notes or the Exchange Notes as financial services income, (iii) insurance companies, (iv) tax-exempt entities,
(v) persons holding Existing Subordinated Notes or Exchange Notes as part of a straddle, conversion transaction or other arrangement involving more than one position, or (vi) persons whose functional currency is not the U.S. dollar. This discussion assumes that the Existing Subordinated Notes are held, and the Exchange Notes will be held, as "capital assets" within the meaning of Section 1221 of the Code.

   This discussion is based upon provisions of the Code, the Treasury Regulations, and judicial and administrative interpretations of the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation. There can be no assurance that the Internal Revenue Service (the "Service") will not challenge one or more of the tax consequences described herein. We have not obtained, nor do we intend to obtain, a ruling from the Service with respect to the U.S. Federal income tax consequences of the Exchange Offer. However, we have received an opinion from Haynes and Boone, LLP to the effect that the discussion under this caption "Material United States Federal Income Tax Consequences to Existing Subordinated Note Holders" and the discussion under the caption entitled "Material United States Federal Income Tax Consequences to CellStar" represents its opinion. An opinion of counsel represents counsel's best legal judgment and is not binding on the Service or any court.

   In considering the exchange of Existing Subordinated Notes in the Exchange Offer, you are urged to consult your own tax advisors to determine your particular tax consequences of exchanging Existing Subordinated Notes in the Exchange Offer and the ownership and disposition of the Exchange Notes under U.S. Federal and applicable state, local and foreign tax laws.

Treatment of the Exchange Offer




   The tax treatment of a U.S. holder's exchange of Existing Subordinated Notes for cash and either (i) Senior Notes, or (ii) Senior Convertible Notes, or
(iii) 80% Senior Notes and 20% Senior Convertible Notes pursuant to the Exchange Offer will depend on whether that exchange is treated as a recapitalization for U.S. Federal income tax purposes.


   The exchange will be treated as a recapitalization only if both the Existing Subordinated Notes and the Exchange Notes constitute "securities," within the meaning of the provisions of the Code governing reorganizations. The term "securities" is not specifically defined by the Code or Treasury Regulations. Moreover,

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the term "securities" has not been clearly defined by judicial or administrative interpretation. The classification of an instrument as a "security" is a fact-based determination dependent on all the facts and circumstances including, but not limited to: (i) the term (i.e., duration) of the instrument, (ii) the degree of participation and continuing interest in the business offered by the instrument, (iii) the extent of proprietary interest offered by the instrument when compared with the similarity of such instrument to a cash payment, (iv) the overall purpose of the instrument, (v) whether the instrument is secured, (vi) the degree of subordination of the instrument,
(vii) the ratio of debt to equity of the issuer, (viii) the riskiness of the business of the issuer, and (ix) the negotiability of the instrument. The test of whether notes are securities is not a mechanical determination of the time period of the note. However, the term of a debt instrument is usually the most significant factor in determining whether it qualifies as a security. Generally, a debt instrument with a term of ten years or more is treated as a security. Debt instruments with maturities ranging between five and ten years usually are treated as securities, while debt instruments with a term of maturity of five years or less usually are not treated as securities. Because the terms of the Existing Subordinated Notes and Senior Notes are five years Haynes and Boone, LLP cannot opine with certainty on the issue of whether or not the exchange will be treated as a recapitalization. Nevertheless, based upon all of the facts and circumstances surrounding these instruments, including the financial condition of our corporation at the time each of these instruments was issued, and the instruments' subordination and lack of security, Haynes and Boone, LLP believes it is more likely than not that the Existing Subordinated Notes and the Senior Notes will be treated as securities for U.S. Federal income tax purposes even though both of these instruments have an initial term of five years. However, there can be no assurance that the Service or a court of competent jurisdiction would not reach a different or contrary conclusion.




   In addition, although the Senior Convertible Notes will be issued in the form of debt instruments, the Senior Convertible Notes should be treated as equity securities (capital stock) for U.S. Federal income tax purposes. This classification is likely under the applicable legal authority primarily because we do not have an unconditional obligation to pay any money to the holders of the Senior Convertible Notes and, upon maturity, the Senior Convertible Notes will mandatorily convert into our Common Stock unless we have defaulted under the terms of the Senior Convertible Notes. We will classify the Senior Convertible Notes as equity securities, and this classification will be binding on a holder of the Senior Convertible Notes unless the holder discloses on its tax returns that it is treating the Senior Convertible Notes inconsistently with the foregoing classification. The following discussion is based upon the Senior Convertible Notes being treated as equity securities for U.S. Federal income tax purposes.


   Based upon the foregoing, we believe that it is more likely than not that the Exchange Offer will be treated as a recapitalization for U.S. Federal income tax purposes. However, in the event the exchange of the Existing Subordinated Notes for cash and Exchange Notes is treated as a taxable exchange, a U.S. holder generally will recognize gain or loss on the exchange equal to the difference between (i) the sum of the cash (other than cash attributable to accrued but unpaid interest on the Existing Subordinated Notes) and the fair market value of the Exchange Notes received and (ii) the U.S. holder's tax basis in the Existing Subordinated Notes. A U.S. holder will receive a tax basis in the Exchange Notes equal to their fair market value and have a holding period that commences on the day after the Exchange Offer is completed. Any gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder has held the Existing Notes as capital assets for more than one year. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount that has not been included previously in income. In the case of a U.S. holder other than a corporation, any capital loss realized may be used to offset such U.S. holder's capital gains; provided, however, if such U.S. holder's capital losses exceed capital gains, the excess capital losses may be used to offset the U.S. holder's ordinary income up to only $3,000 per year. Any unused capital losses may be carried over by such U.S. holder to similarly offset capital gains and ordinary income in subsequent taxable years. In addition, any payments attributable to accrued but unpaid interest will be taxable as ordinary income in accordance with the U.S. holder's method of tax accounting. A non-U.S. holder generally will not be subject to U.S. Federal income tax on any gains resulting from the exchange of Existing Subordinated Notes for cash and Exchange Notes, except in the instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Gain on Disposition of the Senior Convertible Notes"


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with respect to sales of the Senior Convertible Notes. For non-U.S. holders, any payments attributable to accrued but unpaid interest on the Existing Subordinated Notes will generally not be subject to U.S. Federal income taxation, expect in instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Interest on the Senior Notes" with respect to the ownership of Senior Notes.



   The following discussion assumes the exchange of Existing Subordinated Notes for cash and Exchange Notes will be treated as a recapitalization for U.S. Federal income tax purposes.



   Treatment of U.S. Holders. Any payments attributable to accrued but unpaid interest on the Existing Subordinated Notes will be taxable as ordinary income in accordance with such U.S. holder's method of tax accounting. See "Treatment of the Exchange Offer--Accrued But Unpaid Interest." A U.S. holder will not recognize loss on the exchange, but will recognize gain up to the amount of cash received in the exchange that is not related to accrued but unpaid interest, but only to the extent that the sum of the fair market value of all Exchange Notes received plus cash not used to pay accrued interest exceeds the U.S. holder's adjusted tax basis in the Existing Subordinated Notes. Any gain recognized by a U.S. holder will be long-term capital gain if the U.S. holder has held the Existing Subordinated Notes as capital assets for more than one year. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount that has not previously been included in income.


   A U.S. holder will receive an aggregate tax basis in the Exchange Notes equal to the U.S. holder's tax basis in the Existing Subordinated Notes exchanged, decreased by the amount of cash received in the exchange not used to pay accrued but unpaid interest, and increased by the amount of gain, if any, recognized on the exchange. In the event that a U.S. holder receives cash and both Senior Notes and Senior Convertible Notes, such aggregate tax basis will be allocated among the Senior Notes and Senior Convertible Notes in proportion to their relative fair market values. The U.S. holder's holding period for the Exchange Notes will include the period that the U.S. holder held the Existing Subordinated Notes.

   Any accrued market discount on the Existing Subordinated Notes at the time of the exchange will carry over to the Senior Notes and Senior Convertible Notes and will be allocated among these items in proportion to their relative fair market values and will be subject to recognition as ordinary income upon the disposition of these items unless the holder of the Existing Subordinated Notes included the accrued market discount in income in accordance with an election to do so under the Code. An Existing Subordinated Note generally will be considered to have been acquired with market discount if the issue price of the Existing Subordinated Notes at the time of acquisition exceeded the initial tax basis of the Existing Subordinated Notes in the hands of the U.S. holder by more than a specified de minimis amount. Market discount accrues in equal amounts during each complete accrual period, unless the U.S. holder elects to accrue the market discount using a constant-yield method.

   Treatment of Non-U.S. Holders. A non-U.S. holder generally will not be subject to U.S. Federal income tax on any gains resulting from the exchange of Existing Subordinated Notes for cash and Exchange Notes, except in the instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Gain on Disposition of the Senior Convertible Notes" with respect to sales of Senior Convertible Notes. However, any payments attributable to accrued but unpaid interest on Existing Subordinated Notes may be taxable. See "Treatment of the Exchange Offer--Accrued But Unpaid Interest."

   Accrued but Unpaid Interest. Any cash or Exchange Notes received that are attributable to accrued but unpaid interest will be treated as a payment of such accrued but unpaid interest received outside of the recapitalization exchange. However, it is unclear under the Code and Treasury Regulations whether and/or to what extent the Exchange Notes and cash will be considered to be received in exchange for accrued but unpaid interest on the Existing Subordinated Notes. The legislative history surrounding the applicable sections of the Code indicates that if the plan of reorganization specifically allocates consideration between the debt securities

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exchanged in the reorganization and the interest accrued on such debt securities, both the issuer and the exchanging holders should use that allocation for U.S. Federal income tax purposes. We intend to take the position that the cash payment will be allocated first to accrued but unpaid interest on the Existing Subordinated Notes. Therefore, for U.S. holders, any payments attributable to accrued but unpaid interest on the Existing Subordinated Notes will be taxable as ordinary income in accordance with such U.S. holder's method of tax accounting. For non-U.S. holders, any payments attributable to accrued but unpaid interest on the Existing Subordinated Notes will generally not be subject to U.S. Federal income taxation, expect in instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Interest on the Senior Notes" with respect to the ownership of Senior Notes.




Ownership, Sale, Exchange or Retirement of the Exchange Notes to U.S. Holders

   Interest and OID on the Senior Notes. Interest paid on the Senior Notes will be included in a U.S. holder's income as ordinary income in accordance with such U.S. holder's method of tax accounting. In addition, the Senior Notes may have original issue discount ("OID") in the event that the issue price of the Senior Notes is less than their stated redemption price at maturity by more than a specified de minimis amount. Because the Senior Notes are publicly traded, the issue price of the Senior Notes will be their fair market value. However, if OID is associated with the Senior Notes, a U.S. holder of such Senior Notes will be required to include in income an amount equal to the sum of the daily portions of the OID for each day during the taxable year on which the holder held the Senior Notes. Such OID is to be recognized by such holder as ordinary income regardless of its method of accounting and, according to the Service, regardless of our financial condition.

   Interest on the Senior Convertible Notes. Because the Senior Convertible Notes will be treated as equity securities rather than debt securities for U.S. Federal income tax purposes, interest paid on the Senior Convertible Notes, whether paid in the form of cash or Common Stock, will be treated as dividends to the extent the distribution is made from our current or accumulated earnings and profits. Such dividend income will be included in a U.S. holder's income as ordinary income as it is paid. If the U.S. holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of the amount of the distribution treated as a dividend under the foregoing rules. If the amount of the distribution exceeds our current and accumulated earnings and profits, the excess paid to any U.S. holder will be treated first as a tax-free return of investment up to that U.S. holder's tax basis in the Senior Convertible Notes, which will reduce the U.S. holder's tax basis in the Senior Convertible Notes. If the distribution exceeds the current and accumulated earnings and profits and the U.S. holder's tax basis in the Senior Convertible Notes, this excess amount is treated as capital gain to the U.S. holder.

   Sale, Exchange or Retirement. A U.S. holder generally will recognize gain or loss on the sale, exchange or retirement of Exchange Notes equal to the difference between (i) the amount realized on the sale, exchange or retirement of the Exchange Notes and (ii) the U.S. holder's tax basis in the Exchange Notes. Except as provided below with regard to a sale, exchange or retirement of Senior Convertible Notes, any gain or loss recognized on the sale, exchange or retirement of Exchange Notes will generally be long-term capital gain or loss if the U.S. holder has held the Exchange Notes as a capital asset for more than one year (which includes the holding period of the Existing Subordinated Notes). However, any accrued market discount that carries over to the Exchange Notes as a result of the exchange of Existing Subordinated Notes will be recognized as ordinary income upon sale. In addition, any payments attributable to accrued but unpaid interest on Exchange Notes may be taxable as ordinary income in accordance with such U.S. holder's method of tax accounting.

   Because the Senior Convertible Notes are treated as equity securities for U.S. Federal income tax purposes, their sale, exchange or retirement will be subject to the rules of Section 302 and Section 304 of the Code. Pursuant to the rules of Section 302 of the Code, to the extent that any Senior Convertible Notes held by a U.S. holder are repurchased by us, then one of the four tests under Section 302(b) must be satisfied in order for the redemption to be treated as a sale resulting in capital gain or capital loss. If none of the tests under Section 302(b) are satisfied, the redemption will be treated as a distribution taxable as a dividend to the extent

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made from our current and accumulated earnings and profits. In general, the rules permit sale treatment only where the redeemed U.S. holder's interest in our corporation has been reduced by an amount that is meaningful, or that satisfies certain other prescribed thresholds. U.S. holders that own Common Stock at the time we repurchase the Senior Convertible Notes will be subject to
Section 302 of the Code.

   Pursuant to the rules of Section 304 of the Code, to the extent that any Senior Convertible Notes held by a U.S. holder are repurchased by another corporation in which we actually or constructively own 50% or more of the total combined voting power of all classes of stock entitled to vote or 50% or more of the total value of the shares of all classes of stock (i.e. "control"), the U.S. holder disposing of the Senior Convertible Notes could be treated as receiving a distribution taxable as a dividend to the extent made from our current and accumulated earnings and profits and the current and accumulated earnings and profits of the acquiring corporation. Similarly, if one or more persons are in control of our corporation and a second corporation, and the other corporation acquires from one or more of the persons who are in control, any of the Senior Convertible Notes, the U.S. holder disposing of the Senior Convertible Notes could be treated as receiving a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits and the current and accumulated earnings and profits of the acquiring corporation. In either case, the distribution must be tested under the rules of Section 302 of the Code discussed above to determine whether the distribution will be treated as a distribution on stock (i.e., potential dividend treatment) or a sale or exchange of stock (i.e., potential capital gain/loss treatment).

   Conversion of Senior Convertible Notes to Common Stock. A U.S. Holder's conversion of the Senior Convertible Notes into shares of Common Stock should be treated as a tax-free recapitalization resulting in no U.S. Federal income taxation to the U.S. holder of the Senior Convertible Notes. However, any payments attributable to accrued but unpaid interest on Senior Convertible Notes may be taxable. See "Ownership, Sale, Exchange or Retirement of the Exchange Notes to U.S. Holders--Interest on the Senior Convertible Notes."

   Adjustments of Exchange Price of Senior Convertible Notes. The terms of the Senior Convertible Notes allow for changes in the conversion price under certain circumstances. A change in conversion price that allows a U.S. holder to receive more shares of Common Stock on conversion may increase the U.S. holder's proportionate interests in our earnings and profits and assets. In that case, the U.S. holder would be treated as having received a distribution in the form of our stock in an amount equal to the value of the increase in the proportionate interest. Such a constructive stock distribution could be taxable to the U.S. holder, although cash or other property is not actually received. A taxable constructive stock distribution would result, for example, if the conversion price is adjusted to compensate a U.S. holder for distributions of cash or property to our stockholders. Not all changes in conversion price that allow U.S. holders to receive more stock on conversion, however, will increase a U.S. holder's proportionate interest in the company. For instance, a change in conversion price could simply prevent the dilution of a U.S. holder's interest upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes a U.S. holder's interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders holding Common Stock could be treated as a stock distribution to them. Any constructive stock distributions resulting from a change to, or failure to change, the conversion price may be taxable as dividends. See "Ownership, Sale, Exchange or Retirement of the Exchange Notes to U.S. Holders--Interest on the Senior Convertible Notes."

   Backup Withholding and Information Reporting. A U.S. holder of an Exchange Note may be subject to information reporting and possible backup withholding at a rate of 30% in 2002, but the rate will be gradually reduced in years thereafter until it is finally reduced to 28% in 2006. If applicable, backup withholding would apply with respect to interest on, dividends on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, an Exchange Note unless (i) such U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(ii) otherwise complies with applicable backup withholding rules. The backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. Federal income tax liability and may entitle such U.S. holder to a refund of such withheld amounts, provided the required information is furnished to the Service.

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Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S.
Holders.

   Interest on the Senior Notes. In general, payments on the Senior Notes to any non-U.S. holder should not be subject to withholding of U.S. Federal income tax, provided that (i) the non-U.S. holder does not actually or constructively own (as defined in Sections 318 and 871(h)(3)(C) of the Code) 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the non-U.S. holder is not a controlled foreign corporation that is related directly or indirectly to the Company through stock ownership, (iii) the non-U.S. holder is not a bank with respect to which the payments are received on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business (as defined in Section 864(b) and (c) of the Code), (iv) before the date of issuance of the Exchange Notes, the U.S. Treasury Department has not published a statement that the statutory exemption from such withholding does not apply to payments to any person within the non-U.S. holder's country, and (v) such payments are made only outside the United States or its possessions. If the Service determines that a portion of the interest payable on the Senior Notes is contingent interest as defined under Section 871(h) of the Code, or if the non-U.S. holders are otherwise subject to taxation on the interest as set forth above, the non-U.S. holders will be subject to withholding of U.S. Federal income tax at a rate of 30%, unless such rate is reduced by an applicable income tax treaty.

   Additionally, in the event that the Senior Notes are issued with OID, non-U.S. holders of the Senior Notes would be subject to a 30% withholding tax upon a sale or exchange of the Senior Notes or upon receiving payments on the Senior Notes to the extent attributable to OID, unless such rate is reduced by an applicable income tax treaty.

   Interest on the Senior Convertible Notes. Because the Senior Convertible Notes will be treated as equity securities rather than debt securities for U.S. Federal income tax purposes, interest paid on the Senior Convertible Notes, whether paid in the form of cash or Common Stock, may be treated as dividends to the extent such distribution is made from our current or accumulated earnings and profits. Such dividend income will be subject to withholding of U.S. Federal income tax at a rate of 30%, unless such rate is reduced by an applicable income tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, the excess paid to any non-U.S. holder will be treated first as a tax-free return of investment up to that non-U.S. holder's tax basis of the Senior Convertible Notes, which will reduce the non-U.S. holder's tax basis in the Senior Convertible Notes. If the distribution exceeds the current and accumulated earnings and profits and the non-U.S. holder's tax basis in the Senior Convertible Notes, this excess amount is treated as capital gain to the non-U.S. holder which is generally not taxable in the United States, except in those instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Gain on Disposition of the Senior Convertible Notes" with respect to sales of Senior Convertible Notes.

   Sale, Exchange or Retirement of Senior Notes. A non-U.S. holder's sale of Senior Notes generally will not be taxable in the United States, except in the instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Gain on Disposition of the Senior Convertible Notes" with respect to sales of Senior Convertible Notes. Any payments attributable to accrued but unpaid interest on Senior Notes are generally not taxable, except in instances comparable to those described in "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Interest on the Senior Notes."

   Gain on Disposition of the Senior Convertible Notes. Provided that we have been at no time within the 5-year period ending on the date of the exchange a United States real property holding corporation within the meaning of Section 897(c) of the Code (a "USRPHC"), a non-U.S. holder generally will not be subject to U.S. Federal income tax on gain or income realized on the sale, exchange or retirement of Senior Convertible Notes, unless, (i) in the case of an individual non-U.S. holder, such holder either (A) is present in the United States for 183 days or more in the year of such sale, or (B) has gain from the disposition of Senior Convertible Notes that is attributable to an office or other fixed place of business in the United States, and (ii) in the case of a corporate non-U.S. holder, such holder has gain from the disposition of Senior Convertible Notes that is attributable to an office or other fixed place of business in the United States.

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

   Even if it is determined that we have been a USRPHC during the relevant 5-year period, a non-U.S. holder not described in the preceding sentence will not be subject to U.S. Federal income tax on any such gain or income provided that such holder does not actually or constructively own 5% or more of the aggregate fair market value of the outstanding Senior Convertible Notes on such date. We believe that we have not been a USRPHC during the relevant 5-year period, but there can be no assurance that we will not become a USRPHC in the future.

   Because the Senior Convertible Notes are treated as equity securities for U.S. Federal income tax purposes, their sale, exchange or retirement will be subject to the rules of Section 302 and Section 304 of the Code. Pursuant to the rules of Section 302 of the Code, to the extent that any Senior Convertible Notes held by a non-U.S. holder are repurchased by us, then one of the four tests under Section 302(b) must be satisfied in order for the redemption to be treated as a sale resulting in capital gain or capital loss (which is generally not subject to U.S. Federal income taxation to a non-U.S. holder). If none of the tests under Section 302(b) are satisfied, the redemption will be treated as a distribution taxable as a dividend to the extent made from our current and accumulated earnings and profits. In general, the rules permit sale treatment only where the redeemed non-U.S. holder's interest in our corporation has been reduced by an amount that is meaningful, or that satisfies certain other prescribed thresholds. Non-U.S. holders that own Common Stock at the time we repurchase the Senior Convertible Notes will be subject to Section 302 of the Code.

   Pursuant to the rules of Section 304 of the Code, to the extent that any Senior Convertible Notes held by a non-U.S. holder are repurchased by another corporation in which we actually or constructively own 50% or more of the total combined voting power of all classes of stock entitled to vote or 50% or more of the total value of the shares of all classes of stock (i.e. "control"), the non-U.S. holder disposing of the Senior Convertible Notes could be treated as receiving a distribution taxable as a dividend to the extent made from our current and accumulated earnings and profits and the current and accumulated earnings and profits of the acquiring corporation. Similarly, if one or more persons are in control of our corporation and a second corporation, and the other corporation acquires from one or more of the persons who are in control, any of the Senior Convertible Notes, the non-U.S. holder disposing of the Senior Convertible Notes could be treated as receiving a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits and the current and accumulated earnings and profits of the acquiring corporation. In either case, the distribution must be tested under the rules of
Section 302 of the Code discussed above to determine whether the distribution will be treated as a distribution on stock (i.e., potential dividend treatment) or a sale or exchange of stock (i.e., potential capital gain/loss treatment).

   Conversion of Senior Convertible Notes to Common Stock. A non-U.S. holder's conversion of the Senior Convertible Notes into shares of Common Stock should be treated as a tax-free recapitalization resulting in no U.S. Federal income taxation to a non-U.S. holder of the Senior Convertible Notes. However, any payments attributable to accrued but unpaid interest on Senior Convertible Notes may be taxable. See "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Interest on the Senior Convertible Notes."

   Adjustments of Exchange Price of Senior Convertible Notes. The terms of the Senior Convertible Notes allow for changes in the conversion price under certain circumstances. A change in conversion price that allows a non-U.S. holder to receive more shares of Common Stock on conversion may increase the non-U.S. holder's proportionate interests in our earnings and profits or assets. In that case, the non-U.S. holder would be treated as having received a distribution in the form of our stock in an amount equal to the value of the increase in the proportionate interest. Such a constructive stock distribution could be taxable to the non-U.S. holder, although cash or other property is not actually received. A taxable constructive stock distribution would result, for example, if the conversion price is adjusted to compensate a non-U.S. holder for distributions of cash or property to our stockholders. Not all changes in conversion price that allow non-U.S. holders to receive more stock on conversion, however, will increase a non-U.S. holder's proportionate interest in the company. For instance, a change in conversion price could simply prevent the dilution of a non-U.S. holder's interest upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes a non-U.S. holder's

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

interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders holding Common Stock could be treated as a stock distribution to them. Any constructive stock distributions resulting from a change to, or failure to change, the conversion price may be taxable as dividends. These constructive stock dividends may be subject to U.S. withholding taxes. See "Ownership, Sale, Exchange or Retirement of the Exchange Notes to non-U.S. Holders--Interest on the Senior Convertible Notes."

   Estate Taxes. Senior Notes held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. Federal estate tax purposes) will likely not be included in the individual's estate for U.S. Federal estate tax purposes unless the interest thereon is subject to U.S. Federal income tax. See "Ownership, Sale, Exchange or Retirement of the Exchange Notes to Non-U.S. Holders--Interest on the Senior Notes." Non-U.S. holders of Senior Convertible Notes, however, will be required to include the Senior Convertible Notes in their estate for U.S. Federal estate tax purposes.

   Backup Withholding and Information Reporting. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that the holder is not a U.S. person as described in Section 7701 of the Code, provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. person. Payments of the proceeds from a disposition by a non-U.S. holder of an Exchange Note made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting will apply to those payments, if the broker is: (i) a U.S. person, (ii) a controlled foreign corporation for U.S. Federal income tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources is effectively connected with a U.S. trade or business for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business, unless (A) such broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (B) the beneficial owner otherwise establishes an exemption.

   Payments of the proceeds from a disposition by a non-U.S. holder of Exchange Notes made to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the statement that the payee is not a U.S. person described above has been received (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the holder or beneficial owner otherwise establishes an exemption from information reporting and backup withholding.

                   MATERIAL UNITED STATES FEDERAL INCOME TAX
                           CONSEQUENCES TO CELLSTAR

   The following discussion is a general description of certain possible U.S. Federal income tax consequences to us that may result from the Exchange Offer. The actual U.S. Federal income tax effect may vary depending upon circumstances in existence at the time these taxes are determined.

   Treatment of Possible Cancellation of Indebtedness Income. If the fair market value of the Exchange Notes and cash to be issued by us in the Exchange Offer (excluding amounts paid with respect to accrued but unpaid interest) is less than the adjusted issue price of Existing Subordinated Notes exchanged therefor, we will recognize cancellation of indebtedness income. If we recognize cancellation of indebtedness income in connection with the Exchange Offer and, immediately before the date of the Exchange Offer, either (i) we are "solvent" (i.e., the fair market value of our assets exceeds the amount of our liabilities), then we will include all cancellation of indebtedness income in our income for Federal income tax purposes, or (ii) we are insolvent, then we will exclude from our income for Federal income tax purposes an amount of cancellation of indebtedness income up to the amount by which we were insolvent immediately before the discharge. If we exclude

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cancellation of indebtedness income from our income as described above, we will be required to reduce certain of our tax attributes, including net operating loss and foreign tax credit carryovers and our tax basis in our assets, by an amount equal to the amount of the cancellation of indebtedness income that is excluded from our income.

   Limitation on Use of Net Operating Loss Carryovers. On August 31, 2001, we had net operating loss and foreign tax credit carryovers of approximately $60 million and $1.3 million, respectively, for U.S. Federal income tax purposes that are available to reduce future Federal income tax. To the extent not used, the net operating loss and foreign tax credit carryovers expire in varying amounts beginning in 2018 and 2002, respectively.

   Our ability to use our net operating loss and foreign tax credit carryovers to reduce future U.S. Federal income tax, if any, may be limited because we may be deemed to have undergone an "ownership change" (i.e., a more than fifty percentage point change in the ownership of our stock) in connection with the Exchange Offer and certain previous transactions involving transfers of our stock. A corporation that undergoes an ownership change is subject to limitations on the amount of its net operating loss and foreign tax credit carryovers that may be used to offset its Federal income tax following the ownership change. In addition, the use of certain other deductions attributable to events occurring in periods before an ownership change that are claimed within a five year period after the ownership change may also be limited (such "built-in deductions," together with net operating loss carryovers, are collectively known as "pre-change losses"). As a result, our ability to use pre-change losses and foreign tax credits may be subject to a limitation and may result in accelerated or additional tax payments which, with respect to taxable periods after December, 2001, could have a material adverse impact on our consolidated financial position or results of operations. At this time, management does not believe it will be necessary to provide an additional valuation allowance against our ability to utilize our net operating loss and foreign tax credit carryovers upon the consummation of the proposed transactions.

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                                    EXPERTS

   The consolidated financial statements and financial statement schedule of CellStar Corporation and subsidiaries as of November 30, 2000 and 1999, and for each of the years in the three-year period ended November 30, 2000 are included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the November 30, 2000, consolidated financial statements contains an explanatory paragraph regarding the restatement of such financial statements.

                               FEES AND EXPENSES

   We expect that we will pay approximately $2.0 million in expenses relating to the Exchange Offer. We will pay Dresdner Kleinwort Wasserstein a fixed fee of $1.5 million for acting as financial advisor and dealer manager. We expect to obtain the cash required to pay our expenses through internally generated funds and/or borrowings.

                             CAUTIONARY STATEMENTS

   This prospectus includes forward-looking statements identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

   Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

    . uncertainty as to whether we will be able to maintain our operating margins;

    . uncertainty as to whether we will be able to continue to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms;

    .  our ability to service our indebtedness and meet covenant requirements;

    .  our ability to secure adequate financial resources;

    . uncertainty as to whether we will be able to continually turn our inventories and accounts receivable;

    . uncertainty as to whether we will be successful in managing our growth, including monitoring operations, controlling costs, maintaining adequate information systems and effective inventory and credit controls;

    . uncertainty as to whether we will be able to manage operations that are geographically dispersed and penetrate existing and new geographic markets;

    . our ability to hire, train and retain qualified employees who can effectively manage and operate our business;

    . uncertainty as to the impact of volatility in foreign markets including political instability, economic instability, currency controls, currency devaluations;

    . exchange rate fluctuations, potentially unstable channels of distribution, increased credit risks, export control laws that might limit our markets, inflation;

    . changes in laws related to foreign ownership of businesses abroad and foreign tax laws;

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

 .   changes in cost of and access to capital;

   .   changes in import/export regulations, including enforcement policies;

   .   "gray market" resales and tariff and freight rates; and

   .   the intensity of competition in our industry.

   We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus under the caption "Risk Factors" as well as elsewhere in this prospectus and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Our Future Results ."

   The safe-harbor provisions of the Private Securities Litigation Reform Act do not apply to forward-looking statements made in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION


   We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants, and other reports which the law requires us to send to our stockholders. We have also filed a Schedule TO (the "Schedule") with the SEC, which Schedule also contains information regarding the Exchange Offer and CellStar. The public may read and copy any reports, proxy statements, or other information that we file at the SEC's public reference room at Headquarters Office, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. CellStar's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."


   We have appointed Dresdner Kleinwort Wasserstein as Dealer Manager and MacKenzie Partners, Inc. as the Information Agent for the Exchange Offer.



                            The Dealer Manager is:
                     Dresdner Kleinwort Wasserstein, Inc.
                          1301 Avenue of the Americas
                           New York, New York 10019

                         Call Collect: (212) 969-2744




   All inquiries relating to this prospectus and the transactions contemplated hereby should be directed to the Information Agent at one of the telephone numbers or the address set forth below:



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

                           The Information Agent is:

                           MacKenzie Partners, Inc.
                        105 Madison Avenue, 14th Floor
                           New York, New York 10016
                          Attention: Steven C. Balet

                         Call Collect: (212) 929-5500

                                      or

                        Call Toll Free: (800) 322-2885

   We have appointed The Bank of New York as the Exchange Agent for the Exchange Offer. All completed letters of transmittal and agent's messages should be directed to the Exchange Agent at the address set forth below. Copies of the letters of transmittal will be accepted. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Existing Subordinated Notes should also be directed to the Exchange Agent at the telephone number or the address set forth below:

                            The Exchange Agent is:


       By Registered or Certified Mail, or by Hand or Overnight Delivery

                             The Bank of New York
                                15 Broad Street
                                  16th Floor
                           New York, New York 10005

                 Attention: Diane Amoroso/Reorganization Unit

                  (registered or certified mail recommended)

                                 By Facsimile:
                    (Eligible Guarantor Institutions Only)

                                (212) 235-2353


               To Confirm by Telephone or for Information Call:


                                (212) 235-2360

   Delivery of a letter of transmittal or agent's message to an address other than the address listed above or transmission of instructions by facsimile other than as set forth above is not valid delivery of the Letter of Transmittal or agent's message.


   Requests for additional copies of this prospectus, our Amended Quarterly Report on Form 10-Q/A for the period ended August 31, 2001 filed January 10, 2002, our Form 10-K/A for the fiscal year ended November 30, 2000 filed on July 6, 2001, our Annual Meeting Proxy Statement, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery may be directed to either the Exchange Agent or the Information Agent at the respective telephone numbers and addresses listed above.


   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to issue only the Existing Subordinated Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                              Page
                                                                                            Reference
                                                                                            ---------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
   Report of KPMG LLP, Independent Auditors................................................    F-2
   Consolidated Balance Sheets--November 30, 2000 and 1999.................................    F-3
   Consolidated Statements of Operations--Years ended November 30, 2000, 1999 and 1998.....    F-4
   Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)--Years
     ended November 30, 2000, 1999 and 1998................................................    F-5
   Consolidated Statement of Cash Flows--Years ended November 30, 2000, 1999 and 1998......    F-6
   Notes to Consolidated Financial Statements..............................................    F-7
   Supplemental Financial Data (unaudited).................................................   F-27

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
   Unaudited Condensed Consolidated Balance Sheets--August 31, 2001 and November 30,
     2000..................................................................................   F-28
   Unaudited Condensed Consolidated Statements of Operations--Three and Nine Months ended
     August 31, 2001 and 2000".............................................................   F-29
   Unaudited Condensed Consolidated Statement of Stockholders' Equity and Comprehensive
     Income--Nine Months ended August 31, 2001.............................................   F-30
   Unaudited Condensed Consolidated Statements of Cash Flows--Nine Months ended August 31,
     2001 and 2000.........................................................................   F-31
   Notes to Unaudited Condensed Consolidated Financial Statements..........................   F-32

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
   Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information........   F-38
   Unaudited Pro Forma Condensed Consolidated Balance Sheet at August 31, 2001.............   F-39
   Unaudited Pro Forma Condensed Consolidated Statement of Operations--Nine months ended
     August 31, 2001.......................................................................   F-40
   Unaudited Pro Forma Condensed Consolidated Statement of Operations--Year ended
     November 30, 2000.....................................................................   F-41
   Notes to Unaudited Pro Forma Condensed Consolidated Financial Information...............   F-42

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CellStar Corporation:

   We have audited the consolidated financial statements of CellStar Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CellStar Corporation and subsidiaries as of November 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

   As discussed in note 2, the accompanying consolidated financial statements as of November 30, 2000 and for the year then ended have been restated.

                                          KPMG LLP

Dallas, Texas

January 12, 2001 except as to note 7 which is as of February 27, 2001 and note 2 which is as of June 28, 2001

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          November 30, 2000 and 1999
                   (Amounts in thousands, except share data)

                                                                                         2000      1999
                                                                                      ----------- -------
                                                                                      As restated
                                                                                       (note 2)
                                                                                      -----------
                                       ASSETS
Current assets:
   Cash and cash equivalents.........................................................  $ 77,023    70,498
   Restricted cash...................................................................    42,622    25,000
   Accounts receivable (less allowance for doubtful accounts of $75,810 and $33,152,
     respectively)...................................................................   345,996   306,235
   Inventories.......................................................................   265,644   189,866
   Deferred income tax assets........................................................    30,866    15,127
   Prepaid expenses..................................................................    25,470    32,029
                                                                                       --------   -------
       Total current assets..........................................................   787,621   638,755
   Property and equipment, net.......................................................    22,015    27,481
   Goodwill (less accumulated amortization of $17,408 and $10,483 respectively)......    23,532    32,584
   Deferred income tax assets........................................................    16,484        --
   Other assets......................................................................     9,172     7,618
                                                                                       --------   -------
                                                                                       $858,824   706,438
                                                                                       ========   =======
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable..................................................................  $363,848   212,999
   Notes payable.....................................................................   127,128    50,609
   Accrued expenses..................................................................    22,744    24,864
   Income taxes payable..............................................................     2,948     8,646
   Deferred income tax liabilities...................................................     6,573     8,796
                                                                                       --------   -------
       Total current liabilities.....................................................   523,241   305,914
Long-term debt.......................................................................   150,000   150,000
                                                                                       --------   -------
       Total liabilities.............................................................   673,241   455,914
                                                                                       --------   -------
Stockholders' equity:
   Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued.........        --        --
   Common stock, $.01 par value, 200,000,000 shares authorized; 60,142,221 and
     60,057,096 shares issued and outstanding, respectively..........................       602       601
   Additional paid-in capital........................................................    81,298    80,929
   Accumulated other comprehensive loss--foreign currency translation adjustments....   (10,861)   (8,509)
   Retained earnings.................................................................   114,544   177,503
                                                                                       --------   -------
       Total stockholders' equity....................................................   185,583   250,524
                                                                                       --------   -------
                                                                                       $858,824   706,438
                                                                                       ========   =======

         See accompanying notes to consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 Years ended November 30, 2000, 1999, and 1998
                     (In thousands, except per share data)

                                                            2000       1999       1998
                                                         ----------- ---------  ---------
                                                         As restated
                                                          (note 2)
                                                         -----------
Revenues................................................ $2,475,682  2,333,805  1,995,850
Cost of sales...........................................  2,364,197  2,140,375  1,823,075
                                                         ----------  ---------  ---------
   Gross profit.........................................    111,485    193,430    172,775
Selling, general and administrative expenses............    169,232    111,613    116,747
Impairment of assets....................................     12,339      5,480         --
Lawsuit settlement......................................         --         --      7,577
Restructuring charge....................................       (157)     3,639         --
                                                         ----------  ---------  ---------
   Operating income (loss)..............................    (69,929)    72,698     48,451
Other income (loss):
   Interest expense.....................................    (19,113)   (19,027)   (14,446)
   Equity in income (loss) of affiliated companies, net.     (1,805)    31,933    (28,448)
   Gain on sale of assets...............................      6,200      8,774         --
   Other, net...........................................        932     (1,876)     1,389
                                                         ----------  ---------  ---------
       Total other income (expense).....................    (13,786)    19,804    (41,505)
                                                         ----------  ---------  ---------
   Income (loss) before income taxes....................    (83,715)    92,502      6,946
Provision (benefit) for income taxes....................    (20,756)    23,415     (7,418)
                                                         ----------  ---------  ---------
   Net income (loss).................................... $  (62,959)    69,087     14,364
                                                         ==========  =========  =========
Net income (loss) per share:
   Basic................................................ $    (1.05)      1.16       0.24
                                                         ==========  =========  =========
   Diluted.............................................. $    (1.05)      1.12       0.24
                                                         ==========  =========  =========


         See accompanying notes to consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                 Years ended November 30, 2000, 1999, and 1998
                                (In thousands)



                                                                       Accumulated
                                     Common Stock  Additional Common      other
                                     -------------  paid-in    stock  comprehensive Retained
                                     Shares Amount  capital   warrant     loss      earnings  Total
                                     ------ ------ ---------- ------- ------------- -------- -------
Balance at November 30, 1997........ 58,499  $293    72,985      4        (6,469)    94,052  160,865
  Comprehensive income:
    Net income......................     --    --        --     --            --     14,364   14,364
    Foreign currency translation
     adjustment.....................     --    --        --     --        (1,712)        --   (1,712)
                                     ------  ----    ------     --       -------    -------  -------
     Total comprehensive income.....                                                          12,652
  Common stock issued under stock
   option plans.....................    464     5     4,269     --            --         --    4,274
  Two-for-one common stock split....     --   292      (292)    --            --         --       --
                                     ------  ----    ------     --       -------    -------  -------
Balance at November 30, 1998........ 58,963   590    76,962      4        (8,181)   108,416  177,791
  Comprehensive Income:
    Net income......................     --    --        --     --            --     69,087   69,087
    Foreign currency translation
     adjustment.....................     --    --        --     --          (328)        --     (328)
                                     ------  ----    ------     --       -------    -------  -------
     Total comprehensive income.....                                                          68,759
  Common stock issued under stock
   option plans.....................    533     5     3,969     --            --         --    3,974
  Exercise of common stock warrant..    561     6        (2)    (4)           --         --       --
                                     ------  ----    ------     --       -------    -------  -------
Balance at November 30, 1999........ 60,057   601    80,929     --        (8,509)   177,503  250,524
  Comprehensive Loss:
    Net loss as restated (note 2)...     --    --        --     --            --    (62,959) (62,959)
    Foreign currency translation
     adjustment.....................     --    --        --     --        (2,352)        --   (2,352)
                                     ------  ----    ------     --       -------    -------  -------
Total comprehensive loss............                                                         (65,311)
  Common stock issued under stock
   option plans.....................     85     1       369     --            --         --      370
                                     ------  ----    ------     --       -------    -------  -------
Balance at November 30, 2000 as
 restated (note 2).................. 60,142  $602    81,298     --       (10,861)   114,544  185,583
                                     ======  ====    ======     ==       =======    =======  =======

         See accompanying notes to consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended November 30, 2000, 1999, and 1998
                                (In thousands)

                                                                                2000      1999      1998
                                                                              ---------  -------  --------
                                                                                  As restated (note 2)
Cash flows from operating activities:
 Net income (loss)........................................................... $ (62,959)  69,087    14,364
 Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
   Provision for doubtful accounts...........................................    51,636   11,643    14,120
   Provision for inventory obsolescence......................................    32,255   23,012    12,434
   Depreciation, amortization and impairment of assets.......................    23,571   16,911    11,426
   Gain on sale of assets....................................................    (6,200)  (8,774)       --
   Equity in loss (income) of affiliated companies, net......................     1,805  (31,933)   28,448
   Deferred income taxes.....................................................   (34,446)   8,950   (13,073)
   Changes in certain operating assets and liabilities:
       Accounts receivable...................................................  (101,243)  29,751  (208,437)
       Inventories...........................................................  (119,867)  61,232   (90,164)
       Prepaid expenses......................................................     2,705  (15,201)   (8,803)
       Other assets..........................................................      (648)  (2,327)     (116)
       Accounts payable......................................................   168,224  (99,349)  119,360
       Accrued expenses......................................................     1,474  (16,070)   19,760
       Income taxes payable..................................................    (5,698)     882    (2,109)
                                                                              ---------  -------  --------
          Net cash provided by (used in) operating activities................   (49,391)  47,814  (102,790)
                                                                              ---------  -------  --------
Cash flows from investing activities:
 Purchases of property and equipment.........................................    (5,461)  (8,499)  (12,498)
 Acquisitions of businesses, net of cash acquired............................    (4,241)  (2,301)  (13,526)
 Proceeds from sale of assets................................................       377   41,778        --
 Purchase of investment......................................................    (4,144)      --        --
 Acquisition of minority interests...........................................        --       --      (900)
 Increase in restricted cash.................................................   (17,622) (25,000)
                                                                              ---------  -------  --------
          Net cash provided by (used in) investing activities................   (31,091)   5,978   (26,924)
                                                                              ---------  -------  --------
Cash flows from financing activities:
 Net borrowings (payments) on notes payable to financial institutions........    86,637  (34,414)   82,030
 Checks not presented for payment............................................        --       --    17,719
 Net proceeds from issuance of common stock..................................       370    3,137     3,302
                                                                              ---------  -------  --------
          Net cash provided by (used in) financing activities................    87,007  (31,277)  103,051
                                                                              ---------  -------  --------
Net increase (decrease) in cash and cash equivalents.........................     6,525   22,515   (26,663)
Cash and cash equivalents at beginning of year...............................    70,498   47,983    74,646
                                                                              ---------  -------  --------
Cash and cash equivalents at end of year..................................... $  77,023   70,498    47,983
                                                                              =========  =======  ========

         See accompanying notes to consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) Summary of Significant Accounting Policies

   (a) Basis for Presentation

   CellStar Corporation and subsidiaries (the "Company") is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, Latin America, Europe and North America. The Company facilitates the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of its markets, the Company provides activation services that generate new subscribers for its wireless carrier customers.

   All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

   (b) Use of Estimates

   Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in preparation of these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   (c) Inventories

   Inventories are stated at the lower of cost (primarily on a moving average basis) or market and are comprised of finished goods.

   (d) Property and Equipment

   Property and equipment are recorded at cost. Depreciation of equipment is provided over the estimated useful lives of the respective assets, which range from three to thirty years, on a straight-line basis. Leasehold improvements are amortized over the shorter of their useful life or the related lease term. Major renewals are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

   (e) Goodwill

   Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over 20 years. The Company assesses the recoverability of this intangible asset by determining the estimated future cash flows related to such acquired assets. In the event that goodwill is found to be carried at an amount that is in excess of estimated future operating cash flows, then the goodwill will be adjusted to a level commensurate with a discounted cash flow analysis using a discount rate reflecting the Company's average cost of funds.

   (f) Impairment of Long-Lived Assets

   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   (g) Equity Investments in Affiliated Companies

   The Company accounts for its investments in common stock of affiliated companies using the equity method or the modified equity method, if required. The investments are included in other assets in the accompanying consolidated balance sheets.

   (h) Revenue Recognition

   For the Company's wholesale business, revenue is generally recognized when product is shipped. In accordance with contractual agreements with wireless service providers, the Company receives an activation commission for obtaining subscribers for wireless services in connection with the Company's retail operations. The agreements contain various provisions for additional commissions ("residual commissions") based on subscriber usage. The agreements also provide for the reduction or elimination of activation commissions if subscribers deactivate service within stipulated periods. The Company recognizes revenue for activation commissions on the wireless service providers' acceptance of subscriber contracts and residual commissions when earned and provides an allowance for estimated wireless service deactivations, which is reflected as a reduction of accounts receivable and revenues in the accompanying consolidated financial statements. The Company recognizes fee revenue when the service is completed.

   (i) Foreign Currency

   Assets and liabilities of the Company's foreign subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the respective period. Gains and losses resulting from translation are accumulated as other comprehensive loss in stockholders' equity, except for subsidiaries located in countries whose economies are considered highly inflationary. In such cases, translation adjustments are included primarily in other income (expense) in the accompanying consolidated statements of operations. Net foreign currency transaction gains (losses) for the years ended November 30, 2000, 1999 and 1998 were ($9.4) million, ($3.4) million and $0.3 million, respectively. The currency exchange rates of the Latin American and Asia Pacific countries in which the Company conducts operations have historically been volatile. The Company manages the risk of foreign currency devaluation by attempting to increase prices of products sold at or above the anticipated rate of local currency devaluation relative to the U.S. dollar, by indexing certain of its receivables to exchange rates in effect at the time of their payment and by entering into non-deliverable foreign currency forward contracts in certain instances.

   (j) Derivative Financial Instruments

   The Company uses various derivative financial instruments as part of an overall strategy to manage the Company's exposure to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company uses foreign currency forward contracts to manage the foreign currency exchange rate risks associated with international operations. The Company evaluates the use of interest rate swaps and cap agreements to manage its interest risk on debt instruments, including the reset of interest rates on variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes.

   Foreign exchange contracts that hedge the currency exposure on intercompany loans and sales transactions are valued at current spot rates at the market's close, and the change in value is recognized currently.

   The Company used foreign currency non-deliverable forward ("NDF") contracts to manage certain foreign exchange risks in conjunction with transactions with E.A. Electronicos e Componentes Ltda. (see note 3(b)). These contracts did not qualify as hedges against financial statement exposure. Gains or losses on these contracts represent the difference between the forward rate available on the underlying currency against the U.S. dollar for the remaining maturity of the contracts as of the balance sheet date and the contracted forward rate and are included in selling, general and administrative expenses in the consolidated statements of operations.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   (k) Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (l) Net Income (Loss) Per Share

   Basic net income (loss) per common share is based on the weighted average number of common shares outstanding for the relevant period. Diluted net income
(loss) per common share is based on the weighted average number of common shares outstanding plus the dilutive effect of potentially issuable common shares pursuant to stock options, warrants, and convertible debentures.

   A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the years ended November 30, 2000, 1999, and 1998, follows (in thousands, except per share data):

                                                                             2000     1999   1998
                                                                           --------  ------ ------
Basic:
Net income (loss)......................................................... $(62,959) 69,087 14,364
                                                                           ========  ====== ======
Weighted average number of shares outstanding.............................   60,131  59,757 58,865
                                                                           ========  ====== ======
   Net income (loss) per share............................................ $  (1.05)   1.16   0.24
                                                                           ========  ====== ======
Diluted:
Net income (loss)......................................................... $(62,959) 69,087 14,364
Interest on convertible notes, net of tax effect..........................       --   4,500     --
                                                                           --------  ------ ------
   Adjusted net income (loss)............................................. $(62,959) 73,587 14,364
                                                                           ========  ====== ======
Weighted average number of shares outstanding.............................   60,131  59,757 58,865
Effect of dilutive securities:
   Stock options and warrant..............................................       --     411  1,791
   Convertible notes......................................................       --   5,421     --
                                                                           --------  ------ ------
Weighted average number of shares outstanding including effect of dilutive
  securities..............................................................   60,131  65,589 60,656
                                                                           ========  ====== ======
Net income (loss) per share............................................... $  (1.05)   1.12   0.24
                                                                           ========  ====== ======

   Outstanding options to purchase 4.7 million, 2.3 million and 1.3 million shares of common stock at November 30, 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

   Diluted weighted average shares outstanding at November 30, 2000 and 1998 do not include 5.4 million common equivalent shares issuable for the convertible notes, as their effect would be anti-dilutive.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   (m) Comprehensive Income (Loss)

   Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss). The Company does not tax effect its foreign currency translation adjustments since it considers the unremitted earnings of its foreign subsidiaries to be indefinitely reinvested.

   (n) Consolidated Statements of Cash Flow Information

   For purposes of the consolidated statements of cash flows, the Company considers all highly-liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company paid approximately $17.9 million, $19.4 million and $13.0 million of interest for the years ended November 30, 2000, 1999 and 1998, respectively. The Company paid approximately $14.5 million, $13.6 million and $8.7 million of income taxes for the years ended November 30, 2000, 1999 and 1998, respectively.

   (o) Stock Option Plans

   The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), and related interpretations, in accounting for grants to employees and non-employee directors under its fixed stock option plans. Accordingly, compensation expense is recorded on the date of grant of options only if the current market price of the underlying stock exceeds the exercise price.

(2) Financial Statement Restatement

   On June 28, 2001, the Company announced that the results of its year ended November 30, 2000 would be restated to reflect certain accounting adjustments. The restatement increases the previously reported net loss by $3.5 million ($0.06 per diluted share) from $59.4 million ($0.99 per diluted share) to $63.0 million ($1.05 per diluted share). The Company determined in the second quarter of fiscal 2001 that it had incorrectly included as a reduction of cost of sales certain credits received from vendors for returned inventory.

   The accounting adjustments required to restate the Company's consolidated financial statements as of November 30, 2000, increase accounts payable by $5.5 million, increase deferred income tax assets by $2.0 million, and reduce retained earnings by $3.5 million. For the year ended November 30, 2000, the accounting adjustments increase cost of sales by $5.5 million and increase the income tax benefit by $2.0 million.

(3) Related Party Transactions

   (a) Transactions with Motorola

   Motorola purchased 2.1 million shares of the Company's common stock in July 1995 and is a major supplier of handsets and accessories to the Company. Total purchases from Motorola approximated $1,074.3 million, $1,055.1 million and $1,276.1 million for the years ended November 30, 2000, 1999 and 1998, respectively. Included in accounts payable at November 30, 2000 and 1999 was approximately $113.3 million and $87.5 million, respectively, due to Motorola for purchases of inventory.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   (b) Transactions with E.A. Electronicos e Components Ltda.

   From 1998 until 2000 when the Company sold its interest in the joint venture (see note 15), the Company's Brazil operations had been primarily conducted through a majority-owned joint venture. The primary supplier of handsets to the joint venture was a Brazilian importer, E.A. Electronicos e Componentes Ltda. ("E.A."), which was a customer of the Company. Sales to E.A. were excluded from the Company's consolidated revenues, and the related gross profit was deferred until the handsets were sold by the Brazil joint venture to customers. At November 30, 1999, the Company had accounts receivable of $7.0 million due from E.A. and accounts payable of $10.5 million due to E.A.

   From November 1998 through March 1999, the Company used Brazilian real NDF contracts to manage currency exposure risk related to credit sales made to E.A. Payment for these sales was remitted by E.A. using the Brazilian real rate exchange against the U.S. dollar on the day the Company recorded the sale to E.A. Foreign currency rate fluctuations caused bad debt expense of $26.4 million related to the payments remitted by the importer. This expense was included in selling, general and administrative expenses for the year ended November 30, 1999, but was completely offset by gains realized on NDF contract settlements, which gains also were included in selling, general and administrative expenses.

   (c) Sale of Aircraft to Chief Executive Officer

   In December 1993, the Company and the Company's Chief Executive Officer entered into an agreement pursuant to which the Company purchased the Chief Executive Officer's jet aircraft at book value. Pursuant to that agreement, the Company sold the Company's jet aircraft back to the Chief Executive Officer for book value in January 2001.

(4) Fair Value of Financial Instruments

   The carrying amounts of accounts receivable, accounts payable and notes payable as of November 30, 2000 and 1999 approximate fair value due to the short maturity of these instruments. The fair value of the Company's long-term debt represents quoted market prices as of November 30, 2000 and 1999 as set forth in the table below (in thousands):

                    2000             1999
               --------------- ----------------
               Carrying Fair   Carrying  Fair
                Amount  Value   Amount   Value
               -------- ------ -------- -------
Long-term debt $150,000 37,320 $150,000 116,350
               ======== ====== ======== =======

(5) Property and Equipment

   Property and equipment consisted of the following at November 30, 2000 and 1999 (in thousands):

                                                 2000     1999
                                               --------  -------
Land and buildings............................ $  8,695    9,382
Furniture, fixtures and equipment.............   29,054   28,937
Jet aircraft..................................    4,454    4,454
Leasehold improvements........................    5,457    5,137
                                               --------  -------
                                                 47,660   47,910
Less accumulated depreciation and amortization  (25,645) (20,429)
                                               --------  -------
                                               $ 22,015   27,481
                                               ========  =======

                     CELLSTAR CORPORATION AND SUBSIDIARIES

(6) Investments in Affiliated Companies

   At November 30, 2000 and 1999, investments in affiliated companies includes a 49% interest in CellStar Amtel Sdn. Bhd. ("Amtel"), a Malaysian company. Amtel is a distributor of wireless handsets. At November 30, 1999, the Company's investment in Amtel approximated its equity in Amtel's net assets.

   In 2000, the Company incurred losses of $1.8 million related to its minority interest in Amtel. As a result of the continuing deterioration in the Malaysia market, the Company intends to limit further exposure by divesting its ownership in the joint venture. The carrying value of the investment at November 30, 2000 is zero. However, the Company will be required to recognize future losses, if any, of Amtel up to the amount of debt and payables of Amtel guaranteed by the Company, which is currently estimated to be up to $2.5 million.

   In November 1997, the Company made a $3.0 million equity investment which represented an 18% voting interest in the common stock of Topp Telecomm, Inc. ("Topp") and began supplying Topp with handsets. Topp is a reseller of wireless airtime through the provision of prepaid wireless services.

   Topp incurred substantial operating losses associated with the acquisition costs of expanding its customer base. Beginning in the Company's third fiscal quarter of 1998, the Company became Topp's primary source of funding through the Company's supply of handsets.

   Accordingly, the Company then began to account for its debt and equity investment in Topp under the modified equity method. Under this method, in 1998 the Company recognized Topp's net loss to the extent of the Company's entire debt and equity investment, or $29.2 million. In February 1999, the Company sold part of its equity investment in Topp to a wholly-owned subsidiary of Telefonos de Mexico S.A. de C.V. At the closing, the Company also sold a portion of its debt investment to certain other shareholders of Topp. As a result of these transactions, the Company received cash in the amount of $7.0 million, retained a $22.5 million note receivable and a 19.5% equity ownership interest in Topp, and recorded a pre-tax gain of $5.8 million. In September 1999, the Company sold its remaining debt and equity interest in Topp for $26.5 million in cash, resulting in a pre-tax gain of $26.1 million.

   In January 2000, the Company acquired 3.5% of the issued and outstanding common stock of Arcoa Communications Co. Ltd, a telecommunications retail store chain in Taiwan. The investment is carried at the acquisition cost of $4.1 million.

(7) Debt

   Notes payable to financial institutions consisted of the following at November 30, 2000 and 1999 (in thousands):

                                                       2000    1999
                                                     -------- ------
Multicurrency revolving credit facility............. $ 82,700 17,200
Brazilian credit facilities.........................       --  8,872
Peoples' Republic of China ("PRC") credit facilities   44,428 24,537
                                                     -------- ------
                                                     $127,128 50,609
                                                     ======== ======

   On October 15, 1997, the Company entered into a five year $135.0 million Multicurrency Revolving Credit Facility (the "Facility") with a syndicate of banks. On April 8, 1999, the amount of the Facility was reduced from

                     CELLSTAR CORPORATION AND SUBSIDIARIES

$135.0 million to $115.0 million due to the release of a syndication member bank. On August 2, 1999, the Company restructured its Facility to add additional flexibility for foreign working capital funding and capitalization.

   At May 31, 2000, the Company would not have been in compliance with one of its covenants under the Facility. As of July 12, 2000, the Company had negotiated an amendment to the Facility following which the Company was in compliance with the covenant. The amount of the Facility was also reduced from $115.0 million to $100.0 million. At August 31, 2000, the Company was not in compliance with another of its covenants and subsequently received an additional amendment following which the Company was in compliance.

   As of November 10, 2000, the Company had negotiated another amendment to the Facility which allowed the Company to remain in compliance by extending the date by which a compliance certificate was required to be delivered to its banks. The date for delivering the compliance certificate was extended again by an additional amendment as of December 20, 2000.

   As of January 30, 2001, the Company had negotiated an amendment to the Facility that assists the Company in complying with certain covenants through March 2, 2001. The amount of the Facility was reduced from $100.0 million to $86.4 million.

   Fundings under the Facility are limited by a borrowing base test, which is measured monthly. Borrowings under the Facility are made under London Interbank Offering Rate contracts, generally for 30-90 days, or at the bank's prime lending rate. Total interest charged on those borrowings includes an applicable margin that is subject to certain increases based on the ratio of consolidated funded debt to consolidated cash flow determined at the end of each fiscal quarter. At November 30, 2000, the interest rate on the Facility borrowing under the LIBOR rate was 9.529% and the prime rate was 10.75%. The Facility is secured by the Company's accounts receivable, property, plant and equipment and all other real property. The Facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, dividend payments, additional debt, mergers and acquisitions and dispositions of assets.

   On February 27, 2001, the Company and its banking syndicate negotiated and executed a Second Amended and Restated Credit Agreement which further reduces the amount of the Facility to $85.0 million on February 28, 2001, $74.0 million on July 31, 2001, $65.0 million on September 30, 2001, and $50.0 million on December 15, 2001. Such Second Amended and Restated Credit Agreement further
(i) increases the applicable interest rate margin by 25 basis points, (ii) shortens the term of the Facility from June 1, 2002 to March 1, 2002, (iii) provides additional collateral for such Facility in the form of additional stock pledges and mortgages on real property, (iv) provides for dominion of funds by the banks for the Company's U.S. operations, (v) limits the borrowing base, and (vi) tightens restrictions on the Company's ability to fund its operations, particularly its non-U.S. operations.

   As of November 30, 1999, the Company's Brazil operations had borrowed $8.9 million, including accrued interest thereon, under credit facilities with several Brazilian banks. All $8.9 million was denominated in Brazilian reals. Interest rates on borrowings in Brazil range from approximately 20% to 28%.

   At November 30, 2000, the Company's operations in the PRC had three lines of credit, one for USD $12.5 million, the second for RMB 215 million (approximately USD $26.0 million) and the third for RMB 50 million (approximately USD $6.0 million), bearing interest at 7.16%, 5.85% and 2.34%, respectively. The loans have maturity dates through August 2001. The first two lines of credit are fully collateralized by U.S. dollar cash deposits. The cash deposit was made via an intercompany loan from the operating entity in Hong Kong as a mechanism to secure repatriation of these funds. The third line of credit is supported by a RMB 15.0 million cash

                     CELLSTAR CORPORATION AND SUBSIDIARIES
collateral deposit and a promissory note. At November 30, 2000, the U.S. dollar equivalent of $44.4 million had been borrowed against the lines of credit in the PRC. As a result of this method of funding operations in the PRC, the accompanying consolidated balance sheet at November 30, 2000 reflects USD $42.6 million in cash that is restricted as collateral on these advances and a corresponding USD $44.4 million in notes payable.

   The weighted average interest rate on short-term borrowings at November 30, 2000 and 1999, was 9.7% and 7.5% respectively.

   At November 30, 2000 and 1999, long-term debt consisted of $150.0 million of the Company's 5% Convertible Subordinated Notes Due October 15, 2002 (the "Notes"), which are convertible into 5.4 million shares of common stock at $27.668 per share at any time prior to maturity. Subsequent to October 18, 2000, the Notes are redeemable at the option of the Company, in whole or in part, initially at 102% and thereafter at prices declining to 100% at maturity, together with accrued interest. The Notes were initially issued pursuant to an exempt offering and were subsequently registered under the Securities Act of 1933, along with the common stock into which the Notes are convertible.

   Based upon current and anticipated levels of operations, and aggressive efforts to reduce inventories and accounts receivable, the Company anticipates that its cash flow from operations, together with amounts available under its Facility and existing unrestricted cash balances, will be adequate to meet its anticipated cash requirements in the foreseeable future. In the event that existing unrestricted cash balances, cash flows and available borrowings under the Facility are not sufficient to meet future cash requirements, the Company may be required to reduce planned expenditures or seek additional financing. The Company can provide no assurances that reductions in planned expenditures would be sufficient to cover shortfalls in available cash or that additional financing would be available or, if available, offered on terms acceptable to the Company.

(8) Income Taxes

   The Company's income (loss) before income taxes was comprised of the following for the years ended November 30, 2000, 1999 and 1998 (in thousands):

                2000     1999    1998
              --------  ------- -------
United States $(85,138) $13,430 (48,413)
International    1,423   79,072  55,359
              --------  ------- -------
Total........ $(83,715) $92,502   6,946
              ========  ======= =======

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   Provision (benefit) for income taxes for the years ended November 30, 2000, 1999 and 1998 consisted of the following (in thousands):

                              Current  Deferred  Total
                              -------  -------- -------
Year ended November 30, 2000:
   United States:
       Federal............... $    --  (28,296) (28,296)
       State.................   1,138   (1,778)    (640)
   International.............  12,552   (4,372)   8,180
                              -------  -------  -------
                              $13,690  (34,446) (20,756)
                              =======  =======  =======
Year ended November 30, 1999:
   United States:............
       Federal............... $   (28)   3,245    3,217
       State.................     897      407    1,304
   International.............  13,596    5,298   18,894
                              -------  -------  -------
                              $14,465    8,950   23,415
                              =======  =======  =======
Year ended November 30, 1998:
   United States:............
       Federal............... $(2,553) (15,283) (17,836)
       State.................   1,067     (849)     218
   International.............   7,141    3,059   10,200
                              -------  -------  -------
                              $ 5,655  (13,073)  (7,418)
                              =======  =======  =======

   Provision (benefit) for income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following for the years ended November 30, 2000, 1999 and 1998 (in thousands):

                                                                              2000     1999    1998
                                                                            --------  ------  ------
Expected tax expense (benefit)............................................. $(29,300) 32,376   2,431
International and U.S. tax effects attributable to international operations   (4,731) (8,869) (9,065)
State income taxes, net of Federal benefits................................     (416)    848     142
Equity in (loss) income of affiliated companies, net.......................      631       6  (5,073)
Non-deductible goodwill and other..........................................    1,919     371     204
Change in valuation allowance..............................................   11,763    (131)  3,741
Foreign accumulated earnings tax...........................................    1,228      --      --
Other, net.................................................................   (1,850) (1,186)    202
                                                                            --------  ------  ------
Actual tax (benefit) expense............................................... $(20,756) 23,415  (7,418)
                                                                            ========  ======  ======

   As a result of certain activities undertaken by the Company, income in certain foreign countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, primarily through 1999. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $1.4 million, $3.0 million and $5.3 million, respectively, for 2000, 1999 and 1998, respectively.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   The tax effect of temporary differences underlying significant portions of deferred income tax assets and liabilities at November 30, 2000 and 1999, is presented below (in thousands):

                                                              2000     1999
                                                            --------  ------
   Deferred income tax assets:
      United States:
          Accounts receivable.............................. $ 14,387   2,746
          Inventory adjustments for tax purposes...........    2,827   4,666
          Net operating loss carryforwards.................   22,784   2,306
          Foreign tax credit carryforwards.................    2,656   2,308
          Capital Losses...................................    4,639      --
          Other, net.......................................    4,381   2,279
      International:
          Accounts receivable..............................    2,091      --
          Net operating loss carryforwards.................    8,640   4,172
          Other, net.......................................      880     822
                                                            --------  ------
                                                              63,285  19,299
      Valuation allowance..................................  (15,935) (4,172)
                                                            --------  ------
                                                            $ 47,350  15,127
                                                            ========  ======
   Deferred income tax liabilities--
      international inventory adjustments for tax purposes. $  6,573   8,796
                                                            ========  ======

   In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. The valuation allowance for deferred income tax assets as of December 1, 1999 and 1998, was $4.2 million and $2.6 million, respectively. The net change in the total valuation allowance for the years ended November 30, 2000 and 1999, was an increase of $11.8 million and $1.6 million, respectively. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not the Company should realize the benefits of these deductible differences. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. At November 30, 2000, the Company had U.S. Federal net operating loss carryforwards of approximately $64.9 million, which will begin to expire in 2018.

   The Company does not provide for U.S. Federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, should continue to be reinvested indefinitely. At November 30, 2000, the Company had not provided U.S. Federal income taxes on earnings of international subsidiaries of approximately $177.3 million. On distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and certain withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with this hypothetical calculation.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   Because many types of transactions are susceptible to varying interpretations under foreign and domestic income tax laws and regulations, the amounts recorded in the accompanying consolidated financial statements may be subject to change on final determination by the respective taxing authorities. Management believes it has made an adequate tax provision.

(9) Leases

   The Company leases certain warehouse and office facilities, equipment and retail stores under operating leases that range from two to six years. Facility and retail store leases generally contain renewal options. Rental expense for operating leases was $5.0 million, $6.0 million and $5.6 million for the years ended November 30, 2000, 1999 and 1998, respectively. Future minimum lease payments under operating leases as of November 30, 2000 are as follows (in thousands):

Year ending
November 30, Amount
------------ -------
 2001....... $ 4,542
 2002.......   3,387
 2003.......   2,546
 2004.......   1,811
 2005.......   1,700
 Thereafter.     428
             -------
             $14,414
             =======

(10) Impairment of Assets

   In the third quarter of 2000, the Company decided to exit its Venezuela operations (see note 16). The Company recorded a $4.9 million impairment charge to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, the Company completed the sale of its Venezuela operations at approximately carrying value.

   In the fourth quarter of 2000, the Company recorded a non-cash goodwill impairment charge of $6.4 million due to a major carrier customer's proposed changes to an existing contract that adversely changed the long-term prospects of the Peru operations.

   In the fourth quarter of 1999, based on the market conditions in Poland, the Company decided to sell its operations in Poland. The sale was completed in 2000 resulting in a gain of $0.2 million. The Company recorded an impairment charge of $5.5 million, including a $4.5 million writedown of goodwill to reduce the carrying value of the assets of the operations in Poland to their estimated fair value. Revenues for the operations in Poland were $2.2 million, $7.4 million and $9.9 million for the years ended November 30, 2000, 1999, and 1998, respectively.

(11) Lawsuit Settlement

   During the period from May 14, 1996 through July 22, 1996, four separate purported class action lawsuits were filed in the United States District Court, Northern District of Texas, Dallas Division, against the Company, certain of the Company's current and former officers, directors and employees, and the Company's independent auditors. The four lawsuits were consolidated, and the State of Wisconsin Investment Board was appointed lead

                     CELLSTAR CORPORATION AND SUBSIDIARIES
plaintiff in the consolidated action. On November 19, 1998, the Company entered into a Stipulation of Settlement that resolved all claims pending in the suit. The settlement was approved by the Court on January 25, 1999, and all remaining claims were dismissed.

(12)  Restructuring Charge

   As part of the Company's strategy to streamline its organizational structure, beginning in the second quarter of 1999 the Company reorganized and consolidated the management of the Company's Latin American and North American Regions and centralized the management in the Company's Asia-Pacific Region. As a result, the consolidated statement of operations for the year ended November 30, 1999, includes a charge of $3.6 million related to the reorganization. Of the total costs, $0.8 million consisted of non-cash outlays and the remaining $2.8 million consisted of cash outlays, which were paid in full by November 30, 2000. The components of the restructuring charge were as follows (in thousands):

Employee termination costs $2,373
Write-down of assets......    760
Other.....................    506
                           ------
                           $3,639
                           ======

(13)  Gain on Sale of Assets

   The Company recorded a gain of $6.2 million for the year ended November 30, 2000, associated with the sale of the following (in thousands):

Brazil joint venture $6,048
Poland operations...    152
                     ------
                     $6,200
                     ======

   The Company recorded a gain of $8.8 million for the year ended November 30, 1999 associated with the sale of the following (in thousands):

Prepaid operations in Venezuela... $5,197
Retail stores in the United States  2,911
Other.............................    666
                                   ------
                                   $8,774
                                   ======

(14)  United Kingdom International Trading Operations

   In April 2000, the Company curtailed a significant portion of its U.K. international trading operations following third party theft and fraud losses. As a result of the curtailment, the Company experienced a reduction in revenues for the U.K. operations after the first quarter of 2000 compared to 1999. The trading business involves the purchase of products from suppliers other than manufacturers and the sale of those products to customers other than network operators or their dealers and other representatives.

   For the quarter ended May 31, 2000, the Company recorded a $4.4 million charge consisting of $3.2 million for third party theft and fraud losses during the purchase, transfer of title and transport of six shipments of

                     CELLSTAR CORPORATION AND SUBSIDIARIES
wireless handsets and $1.2 million in inventory obsolescence expense for inventory price reductions incurred while the international trading business was curtailed pending investigation. The Company is negotiating to obtain an insurance settlement and is pursuing legal action where appropriate. However, the ultimate recovery in relation to these losses, if any, cannot be determined at this time.

(15)  Brazil

   Since 1998, the Company's Brazil operations were primarily conducted through a majority-owned joint venture. Following a review of its operations in Brazil, the Company concluded that its joint venture structure, together with foreign exchange risk, the high cost of capital in that country, accumulated losses, and the prospect of ongoing losses, were not optimal for success in that market. As a result, in the second quarter of 2000 the Company elected to exit the Brazil market.

   On August 25, 2000, the Company completed the divestiture of its 51% ownership in the joint venture to its joint venture partner, Fontana Business Corp. Following is a summary of the operations related to Brazil (amounts in thousands):

                                              Year ended November 30,
                                             -------------------------
                                               2000     1999     1998
                                             --------  -------  ------
Revenues.................................... $ 40,602  193,756  99,877
Cost of sales...............................   41,567  178,829  95,927
                                             --------  -------  ------
   Gross profit (loss)......................     (965)  14,927   3,950
Selling, general and administrative expenses   10,038   10,255   7,081
                                             --------  -------  ------
       Operating income (loss)..............  (11,003)   4,672  (3,131)
                                             --------  -------  ------
Other income (expense):
   Gain on sale of assets...................    6,047       --      --
   Interest expense.........................   (3,474)  (5,098) (2,448)
   Other, net...............................       --   (2,249)    801
                                             --------  -------  ------
       Total other income (expense).........    2,573   (7,347) (1,647)
                                             --------  -------  ------
Loss before income taxes.................... $ (8,430)  (2,675) (4,778)
                                             ========  =======  ======

   The Company recognized a pre-tax gain on sale of $6.0 million in conjunction with the disposition of its 51% interest in the joint venture in the third quarter of 2000. The Company had a negative carrying value in its 51% interest in the joint venture as a result of losses previously recognized. In the disposition, the Company obtained promissory notes totaling $8.5 million related to the Company's funding of certain U.S. letters of credit supporting Brazilian debt obligations. These promissory notes are fully reserved and will remain reserved pending receipt of payments by the Company.

   During the quarter ended May 31, 2000, the Company also fully reserved certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter of 2000 and which were further affected by the decision, in the second quarter, to exit Brazil.

(16) Venezuela

   During the quarter ended August 31, 2000, the Company decided, based upon the current and expected future economic and political climate in Venezuela, to divest its operations in Venezuela. For the quarter ended

                     CELLSTAR CORPORATION AND SUBSIDIARIES

August 31, 2000, the Company recorded an impairment charge of $4.9 million to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. The Company subsequently sold its operations in Venezuela in December at approximately carrying value. Following is a summary of the Venezuela operations (amounts in thousands):

                                              Year ended November 30,
                                             ------------------------
                                               2000     1999    1998
                                             --------  ------  ------
Revenues.................................... $ 36,639  77,077  51,607
Cost of sales...............................   35,342  67,995  41,341
                                             --------  ------  ------
   Gross profit.............................    1,297   9,082  10,266
Selling, general and administrative expenses    8,630   4,212   5,016
Impairment of assets........................    4,930      --      --
                                             --------  ------  ------
       Operating income (loss)..............  (12,263)  4,870   5,250
                                             --------  ------  ------
Other income (expense):
   Gain on sale of assets...................       --   5,197      --
   Interest expense.........................       (8)    (14)    (10)
   Other, net...............................   (1,039)   (593)   (200)
                                             --------  ------  ------
       Total other income (expense).........   (1,047)  4,590    (210)
                                             --------  ------  ------
Income (loss) before income taxes........... $(13,310)  9,460   5,040
                                             ========  ======  ======

(17) Redistributor Business

   The Company is phasing out a major portion of its redistributor business in the Miami and North American operations due to the volatility of the redistributor business, the relatively lower margins and higher credit risks. Redistributors are distributors that do not have existing direct relationships with manufacturers and who do not have long-term carrier or dealer/agent relationships. These distributors purchase product on a spot basis to fulfill intermittent customer demand and do not have long-term predictable product demand. Revenues for the redistributor business for Miami and the North American Region for the years ended November 30, 2000, 1999 and 1998, were $57.4 million, $158.6 million and $344.4 million, respectively.

(18) Inventory Obsolescence Expense and Bad Debt Expense

   Inventory obsolescence expense of $32.3 million, $23.0 million and $12.4 million for the years ended November 30, 2000, 1999 and 1998, respectively, is included in cost of goods sold in the accompanying consolidated statements of operations.

   Bad debt expense of $51.5 million, $10.4 million and $13.6 million for the years ended November 30, 2000, 1999 and 1998 respectively, is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(19) Concentration of Credit Risk and Major Customer Information

   Pacific Bell Mobile Services, a North American Region customer, accounted for approximately 10% of revenues or $194.6 million of revenues for the year ended November 30, 1998. No customer accounted for 10% or more of consolidated revenues in the years ended November 30, 2000 and 1999.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

(20) Segment and Related Information

   The Company operates predominantly within one industry, wholesale and retail sales of wireless telecommunications products. The Company's management evaluates operations primarily on income before interest and income taxes in the following reportable geographic regions: Asia-Pacific, Latin America, which includes Mexico and the Company's Miami, Florida operations ("Miami"), Europe and North America, primarily the United States. Revenues and operations of Miami are included in Latin America since Miami's activities are primarily for export to South American countries, either by the Company or through its exporter customers. The Corporate segment includes headquarters operations, income and expenses not allocated to reportable segments, and interest expense on the Company's Facility and Notes. Corporate segment assets primarily consist of cash, cash equivalents and deferred income tax assets. The accounting policies of the reportable segments are the same as those described in note
(1). Intersegment sales and transfers are not significant.

   Segment information for the years ended November 30, 2000, 1999 and 1998 follows (in thousands):

                                                          Asia-      Latin    North
                                                         Pacific    America  America  Europe  Corporate   Total
                                                        ----------  -------  -------  ------- --------- ---------
November 30, 2000:
  Revenues from external customers..................... $1,024,762  636,354  499,171  315,395       --  2,475,682
  Impairment of assets.................................         --   11,365      974       --       --     12,339
  Operating income (loss)..............................      7,770  (38,724) (16,425)   2,263  (24,813)   (69,929)
  Equity in income (loss) of affiliated companies, net.     (1,805)      --       --       --       --     (1,805)
  Income (loss) before interest and income taxes.......      6,361  (31,623) (24,021)   2,450  (22,528)   (69,361)
  Total assets.........................................    289,677  256,907  172,527   56,824   82,889    858,824
  Depreciation, amortization and impairment of assets..      1,905   14,492    3,661      810    2,703     23,571
  Capital expenditures.................................      1,256    2,052    1,309      452      392      5,461
November 30, 1999:
  Revenues from external customers..................... $  769,412  717,273  377,129  469,991       --  2,333,805
  Impairment of assets.................................         --       --       --    5,480       --      5,480
  Restructuring charge.................................      1,277       --    2,302       --       60      3,639
  Operating income (loss)..............................     41,537   31,580   17,529    5,506  (23,454)    72,698
  Equity in income (loss) of affiliated companies, net.        (18)      --   31,951       --       --     31,933
  Income (loss) before interest and income taxes.......     41,102   31,013   48,555    5,433  (18,455)   107,648
  Total assets.........................................    240,523  261,618  126,208   56,536   21,553    706,438
  Depreciation, amortization and impairment of assets..      1,869    2,564    3,683    6,426    2,369     16,911
  Capital expenditures (1).............................      1,028    3,522    3,072      877       --      8,499
November 30, 1998:
  Revenues from external customers..................... $  513,869  705,624  472,837  303,520       --  1,995,850
  Lawsuit settlement...................................         --       --       --       --    7,577      7,577
  Operating income (loss)..............................     38,727   28,541      527    5,226  (24,570)    48,451
  Equity in income (loss) of affiliated companies, net.        768       --  (29,216)      --       --    (28,448)
  Income (loss) before interest and income taxes.......     37,804   27,959  (28,437)   6,482  (25,337)    18,471
  Total assets.........................................    235,147  319,944  152,004   54,659   13,771    775,525
  Depreciation and amortization........................      2,012    3,742    3,197      670    1,805     11,426
  Capital expenditures (1).............................        968    5,922    5,082      526       --     12,498

--------
(1) Prior to 2000, Corporate segment property and equipment was reported in North America.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

   A reconciliation from the segment information to the income (loss) before income taxes included in the consolidated statements of operations for the years ended November 30, 2000, 1999, and 1998 follows (in thousands):

                                                                                  2000     1999     1998
                                                                                --------  -------  -------
Income (loss) before interest and income taxes per segment information......... $(69,361) 107,648   18,471
Interest expense per the consolidated statements of operations.................  (19,113) (19,027) (14,446)
Interest income included in other, net in the consolidated statements of
  operations...................................................................    4,759    3,881    2,921
                                                                                --------  -------  -------
Income (loss) before income taxes per the consolidated statements of operations $(83,715)  92,502    6,946
                                                                                ========  =======  =======

   Geographical information for the years ended November 30, 2000, 1999 and 1998, follows (in thousands):

                                    2000                  1999                 1998
                            --------------------- -------------------- --------------------
                                       Long-lived           Long-lived           Long-lived
                             Revenues    Assets   Revenues    Assets   Revenues    Assets
                            ---------- ---------- --------- ---------- --------- ----------
United States.............. $  578,262   15,257     531,328   19,538     834,521   25,448
People's Republic of China,
  which includes Hong Kong.    725,409    6,591     528,572    3,296     404,883    1,797
United Kingdom.............    163,797      637     341,090      798     209,439      372
Mexico.....................    383,256    3,038     228,959    2,469     144,178    1,572
All other countries........    624,958    5,664     703,856    8,998     402,829    5,769
                            ----------   ------   ---------   ------   ---------   ------
                            $2,475,682   31,187   2,333,805   35,099   1,995,850   34,958
                            ==========   ======   =========   ======   =========   ======

   For purposes of the geographical information above, the Company's Miami operations are included in the United States. Revenues are attributed to individual countries based on the location of the originating transaction.

(21) Acquisitions

   In August 1999, the Company acquired the business and certain net assets of Montana Telecommunications Group B.V. in The Netherlands in a transaction accounted for as a purchase. The purchase price was $2.3 million, which resulted in $1.0 million of goodwill with an estimated life of 20 years. Additional payments based on future operating results of the business over the four year period subsequent to acquisition may be paid in cash.

   The Company acquired three companies during 1998: (i) TA Intercall AB (Sweden), January 1998; (ii) Digicom Spoka zo.o. (Poland), March 1998; and
(iii) ACC del Peru (Peru), May 1998. Each of these transactions was accounted for as a purchase. The aggregate of the original purchase prices was $18.2 million, which resulted in $18.1 million of goodwill with an estimated life of 20 years. Additional payments based on operating results of Sweden for the three years subsequent to acquisition may be paid either in cash or common stock at the Company's option. In 2000, $4.0 million of additional goodwill was recorded for Sweden based upon the estimated payment amount.

   The consolidated financial statements include the operating results of each business from the date of acquisition. The impact of these acquisitions was not material in relation the Company's consolidated financial position or results of operations.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

(22) Stockholders' Equity

   (a) Common Stock Warrant and Options

   At November 30, 1998, the Company had outstanding a warrant exercisable for
1.3 million restricted shares of its common stock at $4.60 per share. In December 1998, the warrant holder and the Company amended the warrant agreement to remove the restriction on the resale of the common stock issuable on exercise of the warrant and to pay the exercise price in shares of common stock. The holder subsequently exercised the warrant and was issued 0.6 million shares of common stock.

   The Company has a stock option plan (the "Plan") covering 11.15 million shares of its common stock. Options under the Plan expire ten years from the date of grant unless earlier terminated due to the death, disability, retirement or other termination of service of the optionee. Options have vesting schedules ranging from 100% on the first anniversary of the date of grant to 25% per year commencing on the first anniversary of the date of grant. The exercise price is equal to the fair market value of the common stock on the date of grant.

   The Company also has a stock option plan for non-employee directors ("Directors' Option Plan"). The Directors' Option Plan provides that each non-employee director of the Company as of the date the Directors' Option Plan was adopted and each person who thereafter becomes a non-employee director should automatically be granted an option to purchase 7,500 shares of common stock. The exercise price is equal to the fair market value of the common stock on the date of grant. A total of 150,000 shares of common stock are authorized for issuance pursuant to the Directors' Option Plan. Each option granted under the Directors' Option Plan becomes exercisable six months after its date of grant and expires ten years from the date of grant unless earlier terminated due to the death, disability, retirement or other termination of service of the optionee. Non- employee directors also receive an annual grant of an option for 5,000 shares of Company common stock under the Plan. Such options vest over a four year period and have an exercise price equal to the fair market value of the Company's common stock as of market close on the date of grant.

   The per share weighted-average fair value of stock options granted during the years ended November 30, 2000, 1999 and 1998, was $5.85, $4.45 and $6.375,
respectively, on the date of grant using the Black-Scholes option- pricing model with the following weighted-average assumptions:

                                                 2000   1999  1998
                                                 -----  ----- -----
             Dividend yield.....................  0.00%  0.00  0.00
             Volatility......................... 88.00  81.00 83.00
             Risk-free interest rate............  6.50   5.10  5.40
             Expected term of options (in years)   3.4    3.4   3.2

   The Company applies Opinion 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) would have been the pro forma amounts below for the years ended November 30, 2000, 1999 and 1998 (in thousands, except per share amounts):

                                                  2000     1999   1998
                                                --------  ------ ------
Net income (loss) as reported.................. $(62,959) 69,087 14,364
Diluted net income (loss) per share as reported    (1.05)   1.12   0.24
Pro forma net income (loss)....................  (65,981) 67,605 10,136
Pro forma diluted net income (loss) per share..    (1.10)   1.11   0.17

                     CELLSTAR CORPORATION AND SUBSIDIARIES

      Stock option activity during the years ended November 30, 2000, 1999 and 1998, is as follows:

                                      2000                       1999                       1998
                           -------------------------- -------------------------- --------------------------
                            Number   Weighted-Average  Number   Weighted-Average  Number   Weighted-Average
                           of shares Exercise Prices  of shares Exercise Prices  of shares Exercise Prices
                           --------- ---------------- --------- ---------------- --------- ----------------
Granted................... 1,513,695      $9.553      1,487,450      $8.057      2,095,458     $11.491
Exercised.................    85,125       4.654        532,878       5.545        464,378       7.110
Forfeited................. 1,019,851       9.559      1,369,012       9.444      1,075,062      19.680
Outstanding, end of year.. 4,684,307       8.782      4,275,588       8.617      4,690,028       8.704
Exercisable, end of year.. 2,189,689       8.121      1,929,149       7.829      1,417,757       6.531
Reserved for future grants
 under the Plan........... 5,057,532
Reserved for future grants
 under the Directors'
 Option Plan..............    90,000

   For options outstanding and exercisable as of November 30, 2000, the exercise prices and remaining lives were:

                                        Average     Average              Average
                           Number    Remaining Life Exercise   Number    Exercise
Range of Exercise Prices Outstanding   (in years)    Prices  Exercisable  Prices
------------------------ ----------- -------------- -------- ----------- --------
    $2.2500--6.4060.....  1,172,500       5.6       $ 5.9034    968,125  $ 6.1077
    $6.4380--8.3750.....  1,199,502       7.4         7.6997    573,252    7.4166
    $8.6700--9.8750.....  1,216,679       9.1         9.8433     11,250    8.6700
    $10.3130--19.880....  1,095,626       7.2        11.8705    637,062   11.8041
                          ---------                           ---------
                          4,684,307       7.3       $ 8.7824  2,189,689  $ 8.1208
                          =========       ===       ========  =========  ========

   (b) Stockholder Rights Plan


   The Company has a Stockholder Rights Plan, which provides that the holders of the Company's common stock receive one-third of a right ("Right") for each share of the Company's common stock they own. Each Right entitles the holder to buy one one-thousandth of a share of Series A Preferred Stock, par value $.01 per share, at a purchase price of $26.67, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15% or more of the outstanding shares of common stock of the Company. Under those circumstances, the holders of Rights would be entitled to buy shares of the Company's common stock or stock of an acquirer of the Company at a 50% discount. The Rights expire on January 9, 2007, unless earlier redeemed by the Company.


(23) Commitments and Contingencies

   (a) Litigation

   During the period from May 1999 through July 1999, seven purported class action lawsuits were filed in the United States District Court for the Southern District of Florida, styled as follows: (1) Elfie Echavarri v. CellStar Corporation, Alan H. Goldfield, Richard M. Gozia and Mark Q. Huggins; (2) Mark Krug v. CellStar Corporation, Alan H. Goldfield, Richard M. Gozia and Mark Q. Huggins; (3) Jewell Wright v. CellStar Corporation, Alan H. Goldfield, Richard
M. Gozia and Mark Q. Huggins; (4) Theodore Weiss v. CellStar Corporation, Alan
H. Goldfield, Richard M. Gozia and Mark Q. Huggins; (5) Tony LaBella v. CellStar Corporation, Alan H. Goldfield, Richard M. Gozia and Mark Q. Huggins;
(6) Thomas E. Petrone v. CellStar Corporation, Alan H. Goldfield, Richard M. Gozia and Mark Q. Huggins; (7) Adele Brody v. CellStar Corporation, Alan H. Goldfield,

                     CELLSTAR CORPORATION AND SUBSIDIARIES

Richard M. Gozia and Mark Q. Huggins. Each of the above lawsuits sought certification as a class action to represent those persons who purchased the publicly traded securities of the Company during the period from March 19, 1998 to September 21, 1998. Each of these lawsuits alleges that the Company issued a series of materially false and misleading statements concerning the Company's results of operations and the Company's investment in Topp, resulting in violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 10b-5 promulgated thereunder. The Court entered an order on September 26, 1999 consolidating the above lawsuits and appointing lead plaintiffs and lead plaintiffs' counsel. The lead plaintiffs filed a consolidated complaint on November 8, 1999. The Company filed a Motion to Dismiss the consolidated complaint, and the Court granted that motion on August 3, 2000. The plaintiffs filed a Second Amended and Consolidated Complaint on September 1, 2000, essentially re-alleging the violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The Company filed a Motion to Dismiss plaintiffs' Second Amended and Consolidated Complaint on November 2, 2000, but the Court has not yet rendered a decision. The Company believes that it has fully complied with all applicable securities laws and regulations and that it has meritorious defenses to the allegations made in the Second Amended and Consolidated Complaint. The Company intends to vigorously defend the consolidated action if its Motion to Dismiss is denied.

   The Company is also a party to various other claims, legal actions and complaints arising in the ordinary course of business.

   Management believes that the disposition of these matters should not have a materially adverse effect on the consolidated financial condition or results of operations of the Company.

   (b) SEC Investigation

   On August 3, 1998, the Company announced that the Securities and Exchange Commission is conducting an investigation of the Company relating to its compliance with Federal securities laws. The Company believes that it has fully complied with all securities laws and regulations and is cooperating with the Commission in its investigation.

   (c) Financial Guarantee

   The Company has guaranteed up to MYR 5.9 million (Malaysian ringgits), or $1.5 million as of November 30, 2000, for bank borrowings of Amtel. In addition, the Company has guaranteed certain accounts payable of Amtel at November 30, 2000. The Company is not guaranteeing future debt or accounts payable of Amtel. As of January 31, 2001, the aggregate bank borrowings and accounts payable of Amtel guaranteed by the Company was approximately $2.5 million.

   (d) 401(k) Savings Plan

   The Company established a savings plan for employees in 1994. Employees are eligible to participate if they were full-time employees as of July 1, 1994, or on completing 90 days of service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under provisions of the plan, eligible employees are allowed to contribute as much as 15% of their compensation, up to the annual maximum allowed by the Internal Revenue Service. The Company may make a discretionary matching contribution based on the Company's profitability. The Company made contributions of approximately $0.2 million to the plan in 2000 and $0.3 million to the plan in each of 1999 and 1998.

   (e) Foreign Currency Contracts

   The Company uses foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of the Company's international operations. The forward

                     CELLSTAR CORPORATION AND SUBSIDIARIES
contracts establish the exchange rates at which the Company should purchase or sell the contracted amount of local currencies for specified foreign currencies at a future date. The Company uses forward contracts, which are short-term in nature (45 days to one year), and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

   The major currency exposures hedged by the Company are the British pound, Dutch guilder, Euro and Swedish Krona. The carrying amount and fair value of these contracts are not significant.

   The contractual amount of the Company's forward exchange contracts at November 30, 2000, was $18.7 million.

                     CELLSTAR CORPORATION AND SUBSIDIARIES
                    SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)
                     (In thousands, except per share data)


                             First      Second          Third         Fourth
                            Quarter     Quarter        Quarter        Quarter
                            -------     -------        -------        -------
2000
Revenues................... $589,859    561,370        629,793        694,660
Gross profit...............   48,283     3,137 (a)     23,277 (a)     36,788 (a)
Net income(loss)...........    9,446    (42,424)(a)(b) (13,905)(a)(c) (16,076)(a)(d)
Net income(loss) per share:
   Basic...................     0.16      (0.71)(a)      (0.23)(a)      (0.27)(a)
   Diluted.................     0.16      (0.71)(a)      (0.23)(a)      (0.27)(a)
1999
Revenues................... $515,348    570,325        560,222        687,910
Gross profit...............   43,639     49,058         47,706         53,027
Net income.................  15,591 (e) 13,969 (f)      14,998        24,529 (g)
Net income per share:
   Basic...................     0.26       0.23           0.25           0.41
   Diluted.................     0.26       0.23           0.25           0.39

--------
(a) As restated (see Note 2 of notes to consolidated financial statements). The effect of the restatement by quarter is to reduce gross profit and increase net loss by the following amounts:

                      Second   Third  Fourth
                      Quarter Quarter Quarter
                      ------- ------- -------
Gross profit......... (4,289)   (916)   (338)
Net income........... (2,745)   (586)   (217)
Net income per share:
   Basic.............  (0.05)  (0.01)  (0.01)
   Diluted...........  (0.05)  (0.01)  (0.01)

(b) In the second quarter of 2000, the Company's operations were affected by significant declines in gross profit due to competitive margin pressures and by increases in bad debt expense related to the redistributor business and Brazil related receivables.
(c) In the third quarter of 2000, the Company's operations were affected by charges related to its decision to exit its Venezuela operations and the gain on the divestiture of its 51% interest in the Brazil joint venture.
(d) In the fourth quarter of 2000, the Company's operations were affected by accounts receivable reserves for accounts whose businesses have been adversely affected by competitive market conditions in Asia and the United States, and a non-cash goodwill impairment charge for its Peru operations.
(e) In the first quarter of 1999, the Company's operations were affected by the gain on the sale of part of its equity and debt investment in Topp, a gain associated with the sale of all its retail stores in the Dallas-Fort Worth area, and a loss on the conversion of a U.S. dollar denominated loan into Brazilian reals.
(f) In the second quarter of 1999, the Company's operations were affected by the restructuring charge associated with the reorganization and consolidation of the management for the Company's Latin American and North American Regions as well as the centralization of the management in the Asia-Pacific Region and the sale of its prepaid operation in Venezuela and retail stores in the Kansas City area.
(g) In the fourth quarter of 1999, the Company's operations were affected by the gain on the sale of the remaining debt and equity interest in Topp and a charge to reduce the carrying value of CellStar Poland Sp. zo.o.

                     CELLSTAR CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                   (Amounts in thousands, except share data)

                                                                                   August 31, November 30,
                                                                                      2001        2000
                                                                                   ---------- ------------
                                     ASSETS
Current Assets:
   Cash and cash equivalents......................................................  $ 57,158     77,023
   Restricted cash................................................................    40,615     42,622
   Accounts receivable (less allowance for doubtful accounts of...................
   $60,027 and $75,810, respectively).............................................   199,395    345,996
   Inventories....................................................................   195,409    265,644
   Deferred income tax assets.....................................................    32,074     30,866
   Prepaid expenses...............................................................    22,765     25,470
                                                                                    --------    -------
       Total current assets.......................................................   547,416    787,621
Property and equipment, net.......................................................    20,068     22,015
Goodwill (less accumulated amortization of $7,102 and $17,408, respectively)......    22,523     23,532
Deferred income tax assets........................................................    14,314     16,484
Other assets......................................................................     6,538      9,172
                                                                                    --------    -------
                                                                                    $610,859    858,824
                                                                                    ========    =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable...............................................................  $193,932    361,006
   Notes payable..................................................................    50,912    129,970
   Accrued expenses...............................................................    27,309     22,744
   Income taxes payable...........................................................       673      2,948
   Deferred income tax liabilities................................................     1,421      6,573
                                                                                    --------    -------
       Total current liabilities..................................................   274,247    523,241
Long-term debt....................................................................   150,000    150,000
                                                                                    --------    -------
       Total liabilities..........................................................   424,247    673,241
                                                                                    --------    -------
Stockholders' equity:
   Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued......        --         --
   Common stock, $.01par value, 200,000,000 shares authorized; 60,142,221 shares
     issued and outstanding.......................................................       602        602
   Additional paid-in capital.....................................................    81,944     81,298
   Accumulated other comprehensive loss--foreign currency translation adjustments.   (12,421)   (10,861)
   Retained earnings..............................................................   116,487    114,544
                                                                                    --------    -------
       Total stockholders' equity.................................................   186,612    185,583
                                                                                    --------    -------
                                                                                    $610,859    858,824
                                                                                    ========    =======

See accompanying notes to unaudited condensed consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                 (Amounts in thousands, except per share data)

                                             Three months ended   Nine months ended
                                                 August 31,          August 31,
                                             -----------------  --------------------
                                               2001     2000      2001       2000
                                             --------  -------  ---------  ---------
Revenues.................................... $610,496  629,793  1,828,533  1,781,022
Cost of sales...............................  579,427  606,516  1,728,404  1,706,325
                                             --------  -------  ---------  ---------
   Gross profit.............................   31,069   23,277    100,129     74,697
Selling, general and administrative expenses   28,684   33,815     80,856    124,113
Impairment of assets........................       --    4,930         --      4,930
Separation agreement........................    5,680       --      5,680         --
Restructuring charge (credit)...............       --       --        750       (157)
                                             --------  -------  ---------  ---------
   Operating income (loss)..................   (3,295) (15,468)    12,843    (54,189)
                                             --------  -------  ---------  ---------
Other income (expense):
   Equity in loss of affiliated companies...     (122)    (408)      (822)      (789)
   Gain on sale of assets...................       --    6,200        933      6,200
   Interest expense.........................   (3,533)  (5,676)   (12,497)   (14,449)
   Impairment of investment.................   (2,215)      --     (2,215)        --
   Other, net...............................      794      326      4,349        722
                                             --------  -------  ---------  ---------
       Total other income (expense).........   (5,076)     442    (10,252)    (8,316)
                                             --------  -------  ---------  ---------
   Income (loss) before income taxes........   (8,371) (15,026)     2,591    (62,505)
Provision (benefit) for income taxes........   (2,531)  (1,121)       648    (15,622)
                                             --------  -------  ---------  ---------
Net income (loss)........................... $ (5,840) (13,905)     1,943    (46,883)
                                             ========  =======  =========  =========
Net income (loss) per share:
   Basic.................................... $  (0.10)   (0.23)      0.03      (0.78)
                                             ========  =======  =========  =========
   Diluted.................................. $  (0.10)   (0.23)      0.03      (0.78)
                                             ========  =======  =========  =========

See accompanying notes to unaudited condensed consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                           AND COMPREHENSIVE INCOME
                       Nine months ended August 31, 2001
                                  (Unaudited)
                                (In thousands)



                                                                              Accumulated
                                                    Common Stock  Additional     other
                                                    -------------  paid-in   comprehensive Retained
                                                    Shares Amount  capital       loss      earnings  Total
                                                    ------ ------ ---------- ------------- -------- -------
Balance at November 30, 2000....................... 60,142  $602    81,298      (10,861)   114,544  185,583
   Comprehensive income:
       Net income..................................     --    --        --           --      1,943    1,943
       Foreign currency translation adjustment.....           --        --       (1,560)        --   (1,560)
                                                    ------  ----    ------      -------    -------  -------
          Total comprehensive income...............                     --                              383
Stock options compensation expense.................           --       646           --         --      646
                                                    ------  ----    ------      -------    -------  -------
Balance at August 31, 2001......................... 60,142  $602    81,944      (12,421)   116,487  186,612
                                                    ======  ====    ======      =======    =======  =======

See accompanying notes to unaudited condensed consolidated financial statements.

                     CELLSTAR CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Nine months ended August 31, 2001 and 2000
                                  (Unaudited)
                                (In thousands)

                                                                                2001       2000
                                                                              ---------  --------
Cash flows from operating activities:
   Net income (loss)......................................................... $   1,943   (46,883)
   Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
       Depreciation, amortization and impairment of assets...................     8,824    13,695
       Equity in loss of affiliated companies................................       822       789
       Gain on sale of assets................................................      (933)   (6,200)
       Deferred income taxes.................................................    (4,190)  (25,087)
       Stock option compensation expense.....................................       646        --
       Impairment of investment..............................................     2,215        --
       Changes in operating assets and liabilities
         net of effects from disposition of business:
          Accounts receivable................................................   142,388    22,350
          Inventories........................................................    69,006   (45,835)
          Prepaid expenses...................................................     1,633       197
          Other assets.......................................................       416    (3,616)
          Accounts payable...................................................  (162,353)   42,251
          Accrued expenses...................................................     5,298     7,171
          Income taxes payable...............................................    (2,275)   (6,209)
                                                                              ---------  --------
              Net cash provided by (used in) operating activities............    63,440   (47,377)
                                                                              ---------  --------
Cash flows from investing activities:
   Proceeds from sale of assets..............................................     2,237       377
   Change in restricted cash.................................................     2,007   (15,822)
   Purchases of property and equipment.......................................    (3,270)   (4,141)
   Acquisition of business, net of cash acquired.............................      (195)     (176)
   Purchase of investment....................................................        --    (4,144)
              Investment in joint venture....................................      (735)
                                                                              ---------  --------
              Net cash provided by (used in) investing activities............        44   (23,906)
                                                                              ---------  --------
Cash flows from financing activities:
   Repayments on notes payable...............................................  (385,802) (288,600)
   Net borrowings on notes payable...........................................   305,021   357,829
   Additions to deferred loan costs..........................................    (2,568)       --
   Net proceeds from issuance of common stock................................        --       370
                                                                              ---------  --------
              Net cash provided by (used in) financing activities............   (83,349)   69,599
                                                                              ---------  --------
Net decrease in cash and cash equivalents....................................   (19,865)   (1,684)
Cash and cash equivalents at beginning of period.............................    77,023    70,498
                                                                              ---------  --------
Cash and cash equivalents at end of period................................... $  57,158    68,814
                                                                              =========  ========

See accompanying notes to unaudited condensed consolidated financial statements

                     CELLSTAR CORPORATION AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

(1) Basis of Presentation

   Although the interim consolidated financial statements of CellStar Corporation and subsidiaries (the "Company") are unaudited, Company management is of the opinion that all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the results have been reflected therein. Operating revenues and net income for any interim period are not necessarily indicative of results that may be expected for the entire year.

   These statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K/A for the year ended November 30, 2000 filed July 6, 2001.

   Certain prior period financial statement amounts have been reclassified to conform to the current year presentation.

(2) Net Income Per Share

   Basic net income per common share is based on the weighted average number of common shares outstanding for the relevant period. Diluted net income per common share is based on the weighted average number of common shares outstanding plus the dilutive effect of potentially issuable common shares pursuant to stock options and convertible notes.

   A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the three and nine months ended August 31, 2001 and 2000, follows (in thousands, except per share data):

                                                        Three months ended
                                                            August 31,
                                                        -----------------
                                                          2001     2000
                                                        -------   -------
Basic:
Net loss............................................... $(5,840)  (13,905)
                                                        =======   =======
Weighted average number of shares outstanding..........  60,142    60,142
                                                        =======   =======
   Net loss per share.................................. $ (0.10)    (0.23)
                                                        =======   =======
Diluted:
Net loss............................................... $(5,840)  (13,905)
Interest on convertible notes, net of tax effect.......      --        --
                                                        -------   -------
   Adjusted net loss................................... $(5,840)  (13,905)
                                                        =======   =======
Weighted average number of shares outstanding..........  60,142    60,142
Effect of dilutive securities:
   Stock options.......................................      --        --
   Convertible notes...................................      --        --
                                                        -------   -------
Weighted average number of shares outstanding including
  effect of dilutive securities........................  60,142    60,142
                                                        =======   =======
   Net loss per share.................................. $ (0.10)    (0.23)
                                                        =======   =======

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                                  (Unaudited)

                                                           Nine months ended
                                                              August 31,
                                                           ----------------
                                                             2001    2000
                                                           -------  -------
   Basic:
   Net income (loss)...................................... $ 1,943  (46,883)
                                                           =======  =======
   Weighted average number of shares outstanding..........  60,142   60,128
                                                           =======  =======
      Net income (loss) per share......................... $  0.03    (0.78)
                                                           =======  =======
   Diluted:
   Net income (loss)...................................... $ 1,943  (46,883)
   Interest on convertible notes, net of tax effect.......      --       --
                                                           -------  -------
      Adjusted net income (loss).......................... $ 1,943  (46,883)
                                                           =======  =======
   Weighted average number of shares outstanding..........  60,142   60,128
   Effect of dilutive securities:
      Stock options.......................................       8       --
      Convertible notes...................................      --       --
                                                           -------  -------
   Weighted average number of shares outstanding including
     effect of dilutive securities........................  60,150   60,128
                                                           =======  =======
          Net income (loss) per share..................... $  0.03    (0.78)
                                                           =======  =======

   Options outstanding at August 31, 2001, to purchase 7.1 million and 6.0 million shares of common stock for the three and nine months ended August 31, 2001 were not included in the computation of diluted earnings per share (EPS) because their inclusion would have been anti-dilutive.

   Options outstanding to purchase 4.7 million shares of common stock for the three and nine months ended August 31, 2000, respectively were not included in the computation of diluted EPS because their inclusion would have been anti-dilutive.

   The subordinated convertible notes were not dilutive for the three and nine month periods ended August 31, 200l and 2000, respectively.

(3) Segment and Related Information

   The Company operates predominately within one industry, wholesale and retail sales of wireless telecommunications products. The Company's management evaluates operations primarily on income before interest and income taxes in the following reportable geographical regions: Asia-Pacific, North America, Latin America, which includes Mexico and the Company's Miami, Florida operations ("Miami"), and Europe. Revenues and operating results of Miami are included in Latin America since Miami's activities are primarily for export into Latin America. The Corporate segment includes headquarter operations, primarily general and administrative costs, and income and expenses not allocated to reportable segments. Corporate segment assets primarily consist of cash, cash equivalents and deferred income tax assets. Intersegment sales and transfers are not significant.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                                  (Unaudited)


   Segment asset information as of August 31, 2001, and November 30, 2000, follows (in thousands):

                   Asia-    North   Latin
                  Pacific  America America Europe Corporate  Total
                  -------- ------- ------- ------ --------- -------
Total assets
August 31, 2001.. $260,604 118,081 123,592 46,190  62,392   610,859
November 30, 2000  289,677 172,527 256,907 56,824  82,889   858,824

   Segment operations information for the three and nine months ended August 31, 2001 and 2000, follows (in thousands):

                                              Asia-     North   Latin
                                             Pacific   America America  Europe  Corporate  Total
                                             --------  ------- -------  ------  --------- -------
Three months ended August 31, 2001:
   Revenues from external customers          $331,720  155,649  69,488  53,639        --  610,496
   Income (loss) before interest and income
     taxes..................................    6,197    8,235  (6,671) (1,815)  (10,922)  (4,976)
Three months ended August 31, 2000:
   Revenues from external customers.........  270,787  155,653 136,630  66,723        --  629,793
   Income (loss) before interest and income
     taxes..................................     (278)     927  (6,985)  1,035    (5,259) (10,560)

                                                                                     2001     2000
                                                                                    -------  -------
Loss before interest and income taxes per segment information...................... $(4,976) (10,560)
Interest expense per the consolidated statements of operations.....................  (3,533)  (5,676)
Interest income included in other, net in the consolidated statements of operations     138    1,210
                                                                                    -------  -------
Loss before income taxes per the consolidated statements of operations............. $(8,371) (15,026)
                                                                                    =======  =======

                                              Asia-    North    Latin
                                             Pacific  America  America  Europe   Corporate   Total
                                             -------- -------  -------  -------  --------- ---------
Nine months ended August 31, 2001:
   Revenues from external customers......... $939,225 407,154  307,686  174,468        --  1,828,533
   Income (loss) before interest and income
     taxes..................................   19,785  19,302   (5,480)  (2,918)  (18,135)    12,554
Nine months ended August 31, 2000:
   Revenues from external customers.........  744,093 336,063  452,362  248,504        --  1,781,022
   Income (loss) before interest and income
     taxes..................................   12,905 (18,190) (30,057)      75   (16,169)   (51,436)

                                                                                       2001     2000
                                                                                     --------  -------
Income (loss) before interest and income taxes per segment information.............. $ 12,554  (51,436)
Interest expense per the consolidated statements of operations......................  (12,497) (14,449)
Interest income included in other, net in the consolidated statements of operations.    2,534    3,380
                                                                                     --------  -------
Income (loss) before income taxes per the consolidated statements of operations..... $  2,591  (62,505)
                                                                                     ========  =======

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                                  (Unaudited)


(4) Notes Payable

   Notes payable consisted of the following at August 31, 2001 and November 30, 2000 (in thousands):

                                                            2001    2000
                                                           ------- -------
      Multicurrency revolving credit facility............. $    --  82,700
      People's Republic of China ("PRC") credit facilities  39,081  44,428
      Taiwan notes payable................................   8,989      --
      Peru note payable...................................   2,842   2,842
                                                           ------- -------
                                                           $50,912 129,970
                                                           ======= =======

   As of January 30, 2001, the Company had negotiated an amendment to its Multicurrency Revolving Credit Facility, (the "Facility") that reduced the amount of the Facility from $100.0 million to $86.4 million.

   On February 27, 2001, the Company and its banking syndicate negotiated and executed a Second Amended and Restated Credit Agreement that further reduced the amount of the Facility to $85.0 million on February 27, 2001, $74.0 million on July 31, 2001, $65.0 million on September 30, 2001, and $50.0 million on December 15, 2001. Such Second Amended and Restated Credit Agreement further
(i) increased the applicable interest rate margin by 25 basis points, (ii) shortened the term of the Facility from June 1, 2002 to March 1, 2002, (iii) provided additional collateral for such Facility in the form of additional stock pledges and mortgages on real property, (iv) provides for dominion of funds by the banks for the Company's U.S. operations, (v) limited the borrowing base, and (vi) tightened restrictions on the Company's ability to fund its operations, particularly its non-U.S. operations.

   As of July 3, 2001, the Company had negotiated an additional amendment to its Facility that reduced the borrowing capacity under the Facility from $85.0 million to $40.0 million and waived compliance with a covenant for the quarter ended May 31, 2001.

   At August 31, 2001 the Company had no borrowings under the Facility.

   As of September 28, 2001, the Company had negotiated and finalized a new, five-year, $60.0 million Loan and Security Agreement ("New Facility") with a bank and terminated its previously-existing Facility. On October 12, 2001 the Company finalized an amendment to the New Facility increasing the commitment amount from $60.0 million to $85.0 million. The New Facility lowers the applicable interest rate margin by 25 basis points from its level at August 31, 2001 of 125 basis points, provides a more extensive borrowing base, more flexible financial covenants and greater flexibility in funding foreign operations.

   Fundings under the New Facility are limited by a borrowing base test, which is measured weekly. Interest on borrowings under the New Facility is at the London Interbank Offered Rate or at the bank's prime lending rate, plus an applicable margin. The New Facility is also secured by a pledge of 100% of the outstanding stock of all U.S. subsidiaries and 65% of the outstanding stock of all first tier foreign subsidiaries. The New Facility is further secured by the Company's domestic accounts receivable, inventory, property, plant and equipment and all other domestic real property. The New Facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, exchanging, refinancing or extending of the Company's convertible notes, dividend payments, additional debt, mergers and acquisitions and disposition of assets.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                                  (Unaudited)


   As a result of terminating its previously-existing Facility, the Company will have an extraordinary loss on early extinguishment of debt in the fourth quarter of 2001, primarily related to approximately $1.1 million in deferred loan costs related to the Facility.

   At August 31, 2001, the Company's operations in the PRC had two lines of credit, one for USD $12.5 million and the second for RMB 220 million (approximately USD $26.6 million), bearing interest at 7.16%, and from 5.30% to 5.58% respectively. The loans have maturity dates through June 2002. Both lines of credit are fully collateralized by U.S. dollar cash deposits. The cash deposits were made via intercompany loans from the operating entity in Hong Kong as a mechanism to secure repatriation of these funds. At August 31, 2001, the U.S. dollar equivalent of $39.1 million had been borrowed against the lines of credit in the PRC. As a result of this method of funding operations in the PRC, the consolidated balance sheet at August 31, 2001 reflects USD $40.6 million in cash that is restricted as collateral on these advances and a corresponding USD $39.1 million in notes payable.

   Assuming the Company is able to successfully complete the exchange offer (note 5), the Company anticipates that its cash flow from operations, based on current and anticipated levels of operations and aggressive efforts to reduce inventories and accounts receivable, together with amounts available under its new credit facility and existing unrestricted cash balances, will be adequate to meet its anticipated cash requirements for the foreseeable future. The Company's New Facility requires that the Company refinance, exchange or extend the maturity of at least 80% of the $150 million principal amount of the Company's 5% Convertible Subordinated Notes due October 2002 (the "Notes") by April 2002, and failure to do so would result in an event of default under the New Facility. If the Company is unable to successfully complete the exchange offer or otherwise refinance or pay off the Notes, it may be faced with the possibility of bankruptcy, because it anticipates cash flow from operations, unrestricted cash balances and available borrowings may be insufficient to meet its cash requirements, including the payment of the Notes.

(5) Exchange Offer

   The Company filed a registration statement on September 4, 2001 with the Securities and Exchange Commission for a proposed exchange offer for its Notes. The Company is offering to exchange up to 60,142,221 shares of its common stock and $20 million in cash for up to $150 million of outstanding Notes. The 60,142,221 shares would represent 50% of the Company's outstanding common stock on a post-exchange-offer basis. For each $1,000 principal amount of Notes holders tender in the exchange offer, they would receive approximately 400.94 shares of common stock and $133.33 in cash.

(6) Separation Agreement

   The Company announced on July 6, 2001, that Alan H. Goldfield retired effective immediately from the position of Chairman and CEO and that James L. "Rocky" Johnson, who has served on the Board of Directors since March 1994 became Chairman of the Board, and Terry S. Parker, a member of the Board of Directors and a former President and COO of CellStar, rejoined the Company as Chief Executive Officer. The Company recorded expense of $5.7 million in the third quarter of 2001 related to the separation agreement between the Company and Alan H. Goldfield. Included in the $5.7 million charge is a cash payment of $4.3 million and stock option compensation expense of $0.6 million.

                     CELLSTAR CORPORATION AND SUBSIDIARIES

                                  (Unaudited)


(7) Impairment of Investment

   For the three months ended August 31, 2001, the Company recorded an impairment charge of $2.2 million to reduce the carrying value of its 3.5% investment in a Taiwan retailer. Due to the continuing economic and political turmoil in Taiwan, the Company considered its investment in the Taiwan retailer to be permanently impaired. As a result the Company reduced the carrying value of the its 3.5% investment in the retailer to $1.9 million, which represents the Company's estimate of the fair value of its 3.5% interest in the Taiwan retailer.

(8) Accounting for Derivative Instruments and Hedging Activities

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), amended by Statement 138 issued in June 2000. Effective December 1, 2000, the Company adopted Statement 133. Given the Company's current derivative activities, the adoption of Statement 133 did not have a material effect on the Company's consolidated financial position and results of operations.

   The Company uses various derivative financial instruments as part of an overall strategy to manage the Company's exposure to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company evaluates the use of interest rate swaps and cap agreements to manage its interest risk on debt instruments, including the reset of interest rates on variable rate debt.

   The Company periodically uses foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with transactions in the regular course of the Company's international operations. The Company consolidates the bulk of its foreign exchange exposure related to intercompany transactions in its international finance subsidiary. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of local currencies for specified foreign currencies at a future date. The Company uses forward contracts, which are short-term in nature (45 days to one year), and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

   At August 31, 2001, the Company had French franc forward contracts with a contractual amount of $1.1 million. The carrying amount and fair value of these contracts are not significant. These derivatives are not accounted for as hedges under Statement 133.

   The Company does not hold or issue derivative financial instruments for trading purposes.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma condensed consolidated balance sheet and statements of operations have been derived by the application of pro forma adjustments to CellStar's historical consolidated balance sheet at August 31, 2001, and statements of operations for the nine months ended August 31, 2001, and the year ended November 30, 2000.

   The unaudited pro forma condensed consolidated statements of operations for the nine months ended August 31, 2001 and for the fiscal year ended November 30, 2000 give effect to the Exchange Offer as if it had occurred at the beginning of the earliest period presented. The unaudited pro forma condensed consolidated balance sheet as of August 31, 2001 gives effect to the Exchange Offer as if it had occurred on August 31, 2001.

   The following unaudited pro forma consolidated financial information gives effect to the Exchange Offer and related adjustments, where indicated, assuming that 100% of the principal amount of Existing Subordinated Notes currently outstanding are tendered and exchanged for $9.2 million principal amount of Senior Notes, $50.9 million principal amount of Senior Convertible Notes and $55.0 million in cash pursuant to the Exchange Offer. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. We have accounted for the Exchange as a troubled debt restructuring due to our current and prospective financial situation and the concessions the Existing Subordinated Note holders will make in accepting the Exchange Offer.

   The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated balance sheet and statements of operations should not be considered indicative of actual results that would have been achieved had the Exchange Offer been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated balance sheet and statements of operations should be read in conjunction with our historical consolidated financial statements and related notes included in this prospectus.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             As of August 31, 2001
                   (Dollars in thousands, except share data)

                                                            Pro Forma (a)
                                                  --------------------------------
                                                  Historical Adjustments   Results
                                                  ---------- -----------   -------
Assets
   Cash and cash equivalents..................... $ 57,158     (14,836)(b)  42,322
   Restricted cash...............................   40,615          --      40,615
   Accounts receivable, net......................  199,395          --     199,395
   Inventories...................................  195,409          --     195,409
   Deferred income tax assets....................   32,074      (8,583)(c)  23,491
   Prepaid expenses..............................   22,765          --      22,765
                                                  --------    --------     -------
       Total current assets......................  547,416     (23,419)    523,997
   Property and equipment, net...................   20,068          --      20,068
   Goodwill, net.................................   22,523          --      22,523
   Deferred income tax assets....................   14,314          --      14,314
   Other assets..................................    6,538        (994)(d)   5,544
                                                  --------    --------     -------
       Total assets.............................. $610,859     (24,413)    586,446
                                                  ========    ========     =======
Liabilities and Stockholders' Equity
   Accounts payable.............................. $193,932          --     193,932
   Notes payable.................................   50,912      45,000 (e)  95,912
   Senior subordinated convertible notes payable.       --      53,445 (f)  53,445
   Accrued expenses..............................   27,309      (2,836)(g)  24,473
   Income taxes payable..........................      673          --         673
   Deferred income tax liabilities...............    1,421          --       1,421
                                                  --------    --------     -------
       Total current liabilities.................  274,247      95,609     369,856
   Long-term debt................................  150,000    (135,280)(h)  14,720
                                                  --------    --------     -------
Total liabilities................................  424,247     (39,671)    384,576
                                                  --------    --------     -------
Stockholders' Equity
   Preferred stock...............................       --          --          --
   Common stock..................................      602          --         602
   Additional paid-in capital....................   81,944          --      81,944
   Accumulated other comprehensive loss..........  (12,421)         --     (12,421)
   Retained earnings.............................  116,487      15,258 (i) 131,745
                                                  --------    --------     -------
   Total stockholders' equity....................  186,612      15,258     201,870
                                                  --------    --------     -------
Total liabilities and stockholders' equity....... $610,859     (24,413)    586,446
                                                  ========    ========     =======

                         UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENT OF OPERATIONS

                       Nine Months Ended August 31, 2001
                   (Dollars in thousands, except share data)

                                                            Pro Forma (a)
-                                                ----------------------------------
                                                 Historical  Adjustments   Results
-                                                ----------  -----------  ---------
Revenues........................................ $1,828,533         --    1,828,533
Cost of sales...................................  1,728,404         --    1,728,404
                                                 ----------   --------    ---------
Gross profit....................................    100,129         --      100,129
Operating expenses:
   Selling, general and administrative expenses.     80,856         --       80,856
   Separation agreement.........................      5,680         --        5,680
   Restructuring charge.........................        750         --          750
                                                 ----------   --------    ---------
Operating income................................     12,843         --       12,843
Other income (expense):
   Interest expense.............................    (12,497)     4,410(j)    (8,087)
   Equity in loss of affiliated companies, net..       (822)        --         (822)
   Gain on sale of assets.......................        933         --          933
   Impairment of investment.....................     (2,215)        --       (2,215)
   Other, net...................................      4,349    (375)(k)       3,974
                                                 ----------   --------    ---------
Total other income (expense)....................    (10,252)     4,035       (6,217)
                                                 ----------   --------    ---------
Income before income taxes......................      2,591      4,035        6,626
Provision for income taxes......................        648    1,717(l)       2,365
                                                 ----------   --------    ---------
Net income...................................... $    1,943      2,318        4,261
                                                 ==========   ========    =========
Net income per share:
   Basic........................................ $     0.03                    0.07
   Diluted...................................... $     0.03                    0.07
Weighted average number of shares:
   Basic........................................     60,142                  60,142
   Diluted......................................     60,150                  60,150

                         UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENT OF OPERATIONS
                      Fiscal Year Ended November 30, 2000
                   (Dollars in thousands, except share data)

                                                                    ProForma (a)
                                                         ----------------------------------
                                                         Historical  Adjustments   Results
                                                         ----------  -----------  ---------
Revenues................................................ $2,475,682        --     2,475,682
Cost of sales...........................................  2,364,197        --     2,364,197
                                                         ----------               ---------
Gross profit............................................    111,485        --       111,485
Operating expenses:
   Selling, general and administrative expenses.........    169,232        --       169,232
   Impairment of assets.................................     12,339        --        12,339
   Restructuring charge.................................       (157)       --          (157)
                                                         ----------               ---------
Operating loss..........................................    (69,929)       --       (69,929)
Other income (expense):
   Interest expense.....................................    (19,113)    5,880(j)    (13,233)
   Equity in income (loss) of affiliated companies, net.     (1,805)       --        (1,805)
   Gain on sale of assets...............................      6,200        --         6,200
   Other, net...........................................        932      (500)(k)       432
                                                         ----------     -----     ---------
Total other income (expense)............................    (13,786)    5,380        (8,406)
                                                         ----------     -----     ---------
Income (loss) before income taxes.......................    (83,715)    5,380       (78,335)
Provision (benefit) for income taxes....................    (20,756)    2,289(l)    (18,467)
                                                         ----------     -----     ---------
Net income (loss)                                        $  (62,959)    3,091       (59,868)
                                                         ==========     =====     =========
Net loss per share:
   Basic................................................ $    (1.05)                  (1.00)
   Diluted.............................................. $    (1.05)                  (1.00)
Weighted average number of shares:
   Basic................................................     60,131                  60,131
   Diluted..............................................     60,131                  60,131

                    NOTES TO UNAUDITED PRO FORMA CONDENSED

                      CONSOLIDATED FINANCIAL INFORMATION

   (a) Reflects the pro forma presentation assuming 100% of the principal amount of Existing Subordinated Notes currently outstanding are tendered and exchanged for $9.2 million principal amount Senior Notes, $50.9 million principal amount Senior Convertible Notes and $55.0 million in cash pursuant to the Exchange Offer. The Senior Convertible Notes are mandatorily convertible into 50,900,000 shares of common stock on November 30, 2002.

   (b) Reflects the following cash payments (in thousands):

Payment of accrued interest....................................... $ 2,836
Payment on Existing Subordinated Notes from existing cash balances  10,000
Payment of estimated costs of Exchange............................   2,000
                                                                   -------
                                                                   $14,836
                                                                   =======

   (c) Represents utilization of net operating loss carryforwards for income taxes on the gain resulting form the Exchange Offer.

   (d) Reflects removal of unamortized debt issuance costs related to the Existing Notes.

   (e) Reflects borrowings under the Company's existing bank facility and proposed new foreign facility.

   (f) Reflects $50.9 million principal amount of new Senior Convertible Notes issued in conjunction with the Exchange Offer and future interest payable of $2,545,000.

   (g) Payment of interest accrued from April 15, 2001 (latest interest payment date through August 31, 2001).

   (h) Reflects $9.2 million principal amount of new Senior Notes issued in conjunction with the Exchange Offer and future interest payable of $5,520,000.

   (i) Reflects the gain recorded in the Exchange of Existing Subordinated Notes calculated as follows (dollars in thousands):

Carrying value of Existing Subordinated Notes:
   Principal amount................................... $150,000
   Unamortized debt issuance costs....................     (994)
   Cash paid pursuant to the Exchange Offer...........  (55,000)
                                                       --------
       Total carrying value, net of cash payments.....   94,006
                                                       --------
Future cash payments (principal and interest):
   Senior Convertible Notes...........................  (53,445)
   Senior Notes.......................................  (14,720)
   Estimated debt issuance costs......................   (2,000)
                                                       --------
       Total future cash payments.....................  (70,165)
                                                       --------
          Gain on Exchange............................   23,841
Income taxes (36% of gain)............................   (8,583)
                                                       --------
          Gain, net of taxes.......................... $ 15,258
                                                       ========

                    NOTES TO UNAUDITED PRO FORMA CONDENSED

   The amount of the actual gain on the Exchange of Existing Subordinated Notes will be determined based on the combination of the Senior Convertible Notes and the Senior Notes actually issued. In addition, the pro forma debt restructuring as computed above results in no future interest expense recognition for the New Senior Notes and Senior Convertible Notes in accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." The amount of interest expense that may be recorded as a result of the debt restructuring will depend on the combination of Senior Notes and Senior Convertible Notes actually issued.

   (j) Reflects net change in interest expense resulting from the Exchange Offer as follows (dollars in thousands):

                                                                   Nine Months Ended    Year Ended
                                                                    August 31, 2001  November 30, 2000
-                                                                   ---------------  -----------------
Elimination of interest effect of Existing Subordinated Notes:
   Interest on Existing Subordinated Notes........................      $ 5,625            7,500
   Amortization of debt issuance costs............................          726              968
                                                                        -------           ------
                                                                          6,351            8,468
Interest effect of indebtedness related to the Exchange Offer:
   Interest on additional borrowings under bank facilities (based.
       on current rates of borrowings available to the............
       Company)...................................................       (1,941)          (2,588)
                                                                        -------           ------
Net decrease in interest..........................................      $ 4,410            5,880
                                                                        =======           ======

   (k) Reflects interest foregone (5% assumed annual interest rate) on existing cash balances used to make payments under the Exchange Offer.

   (l) Reflects the income tax effect of the above adjustments.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of Directors and Officers

   The General Corporation Law of the State of Delaware contains, in Section 145, provisions relating to the indemnification of officers and directors.
Section 7 of our bylaws contains provisions requiring that we indemnify our directors and officers to the full extent permitted by law. These provisions extend to expenses reasonably incurred by the director or officer in defense or settlement of any such action or proceeding.

   Our board of directors has general authority to indemnify any officer or director against losses arising out of his or her service as such, unless prohibited by law. We carry insurance to cover potential costs of the foregoing indemnification of our officers.

ITEM 21.  Exhibits and Financial Statement Schedules


Exhibit
Number                                      Description Of Exhibits
------                                      -----------------------

 3.1    Amended and Restated Certificate of Incorporation of CellStar Corporation ("Certificate of
          Incorporation") (3)
 3.2    Certificate of Amendment to Certificate of Incorporation (4)
 3.3    Amended and Restated Bylaws of CellStar Corporation (5)
 4.1    Indenture, dated as of       , among CellStar Corporation and The Bank of New York, Trustee for
          the Senior Notes (1)
 4.2    Indenture, dated as of       , among CellStar Corporation and The Bank of New York, Trustee for
          the Senior Convertible Notes (1)
 5.1    Opinion of Haynes and Boone, LLP (1)
 8.1    Opinion of Haynes and Boone, LLP (1)
12.1    Computation of Ratio of Earnings to Fixed Charges (2)
23.1    Consent of KPMG LLP (1)
23.2    Consent of Haynes and Boone, LLP (included in Exhibit 5.1)
24.1    Power of Attorney (6)
25.1    Eligibility of Trustee For the Senior Notes on Form T-1 (2)
25.2    Eligibility of Trustee For the Senior Convertible Notes on Form T-1 (2)
99.1    Form of Letter of Transmittal (2)
99.2    Form of Notice of Guaranteed Delivery (2)
99.3    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (2)
99.4    Form of Letter to Clients (2)
99.5    Form of Guidelines for Certification of Taxpayer Identification (2)
99.6    Schedule II--Valuation and Qualifying Accounts (2)


Notes to Exhibits

(1) Filed herewith

(2) Previously filed with CellStar's Amendment No. 2 to the Registration Statement on Form S-4 filed January 10, 2002

(3) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995, and incorporated herein by reference
(4) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1998, and incorporated herein by reference
(5) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2001
(6) Previously filed with CellStar's Registration Statement on Form S-4 filed September 4, 2001

ITEM 22. Undertakings

   The undersigned Registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the Form of prospectus filed with the SEC pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement when it becomes effective; and

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

      (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) the undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (5) the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it become effective.

      (6) that, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
   Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (7) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest Annual Report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the

   Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 14th day of January, 2002.


CELLSTAR CORPORATION

   By: /s/ Terry S. Parker
      -------------

       Terry S. Parker,
       Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement on Form S-4 has been signed below by the following persons in the capacities indicated on the 14th day of January, 2002.



      Signature                                 Title
      ---------                                 -----

          *           Chief Executive Officer and Director
 -------------------- (Principal Executive Officer)
   Terry S. Parker

 /s/ ROBERT A. KAISER Senior Vice President, Chief Financial Officer, Treasurer -------------------- (Principal Financial Officer)
   Robert A. Kaiser

          *           Vice President, Corporate Controller
 -------------------- (Principal Accounting Officer)
  Raymond L. Durham

          *           Chairman of the Board
 --------------------
   James L. Johnson

          *           Director
 --------------------
     J.L. Jackson

          *           Director
 --------------------
   Jere W. Thompson

          *           Director
 --------------------
    Dale V. Kesler


   *By: /s/ Elaine Flud Rodriguez
       ----------------

       Elaine Flud Rodriguez,
       pursuant to powers of attorney
       previously filed with the
       Securities and Exchange Commission

                                 EXHIBIT INDEX


Exhibit
Number                                     Description of Exhibits
------                                     -----------------------
 3.1    Amended and Restated Certificate of Incorporation of CellStar Corporation ("Certificate of
          Incorporation") (3)
 3.2    Certificate of Amendment to Certificate of Incorporation (4)
 3.3    Amended and Restated Bylaws of CellStar Corporation (5)
 4.1    Indenture, dated as of      , among CellStar Corporation and The Bank of New York, Trustee for
          the Senior Notes (1)
 4.2    Indenture, dated as of      , among CellStar Corporation and The Bank of New York, Trustee for
          the Senior Convertible Notes (1)
 5.1    Opinion of Haynes and Boone, LLP (1)
 8.1    Opinion of Haynes and Boone, LLP (1)
12.1    Computation of Ratio of Earnings to Fixed Charges (2)
23.1    Consent of KPMG LLP (1)
23.2    Consent of Haynes and Boone, LLP (included in Exhibit 5.1)
24.1    Power of Attorney (6)
25.1    Eligibility of Trustee for the Senior Notes on Form T-1 (2)
25.2    Eligibility of Trustee for the Senior Convertible Notes on Form T-1 (2)
99.1    Form of Letter of Transmittal (2)
99.2    Form of Notice of Guaranteed Delivery (2)
99.3    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (2)
99.4    Form of Letter to Clients (2)
99.5    Form of Guidelines for Certification of Taxpayer Indentification (2)
99.6    Schedule II--Valuation and Qualifying Accounts (2)


(1) Filed herewith

(2) Previously filed with CellStar's Amendment No. 2 to the Registration Statement on Form S-4 filed January 10, 2002

(3) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995, and incorporated herein by reference
(4) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1998, and incorporated herein by reference
(5) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2001
(6) Previously filed with CellStar's Registration Statement on Form S-4 filed September 4, 2001